Form 40-F
period 2004-12-31
CANADIAN PACIFIC RAILWAY CO/NEW; CANADIAN PACIFIC RAILWAY LTD/CN
filed 2005-03-07
CIK 1166893, 16875

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)

(Exact name of Registrant as specified in its charter)

CANADA	4011	98-0355078
		(Canadian Pacific Railway Limited)
		98-0001377
		(Canadian Pacific Railway Company)
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 500, Gulf Canada Square, 401-9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4
(403) 319-7000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111-8th Avenue, New York, New York 10011, (212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of Agent for
Service of Canadian Pacific Railway Limited in the United States)

The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street
Wilmington, Delaware 19801, (302) 658-7581

(Name, address (including zip code) and telephone number (including area code) of Agent for
Service of Canadian Pacific Railway Company in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares of Canadian Pacific Railway Limited	New York Stock Exchange

Perpetual 4% Consolidated Debenture Stock of Canadian Pacific Railway Company	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ X ] Annual information form	[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2004, 158,779,413 Common Shares of Canadian Pacific Railway Limited were issued and outstanding. At December 31, 2004, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES ___	NO X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X	NO ___

PRIOR FILINGS MODIFIED AND SUPERSEDED

     The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2004, at the time of filing with the Securities and Exchange Commission, modifies and supersedes all prior documents filed pursuant to Sections 13 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333-13846 (Canadian Pacific Railway Limited); and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited). The documents (or portions thereof) identified under the heading “Documents Filed as Part of This Report” below as forming part of this Form 40-F are incorporated by reference into the Registration Statement on Form F-9 No. 333-114696 (Canadian Pacific Railway Company) as exhibits thereto.

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.      Audited Annual Financial Statements

     For consolidated audited financial statements, including the report of the auditors with respect thereto, see pages 42 through 88 of the Registrants’ 2004 Annual Report incorporated by reference and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 25 — Supplementary Data of the Notes to Consolidated Financial Statements on pages 80 through 88 of such 2004 Annual Report.

B.      Management’s Discussion and Analysis

     For management’s discussion and analysis, see pages 4 through 41 of the Registrants’ 2004 Annual Report incorporated by reference and included herein.

     For the purposes of this Annual Report on Form 40-F, only pages 4 through 88 of the Registrants’ 2004 Annual Report referred to above shall be deemed filed, and the balance of such 2004 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrants’ Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

DISCLOSURE CONTROLS AND PROCEDURES

     As of December 31, 2004, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2004, to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

     During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrants’ internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrants’ internal control over financial reporting.

CODE OF BUSINESS ETHICS

     The Registrants’ Code of Business Ethics was last revised in late 2003 to ensure that it was in compliance with the corporate governance standards of the New York Stock Exchange (“NYSE Standards”). The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Registrants and their subsidiaries in Canada, the U.S. and elsewhere, and forms part of the terms and conditions of employment of all such individuals. Contractors engaged on behalf of the Registrants or their subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. The Code is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer of the Registrants, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

     The Registrants adopted a Code of Ethics for Chief Executive Officer and Senior Financial Officers in 2003. This code applies to the Registrants’ President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the Vice-President and Comptroller. It is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.

CORPORATE GOVERNANCE PRINCIPLES AND GUIDELINES

     The Registrants amended their Corporate Governance Principles and Guidelines in 2004. These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the Chief Executive Officer. The Corporate Governance Principles and Guidelines are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them.

COMMITTEE TERMS OF REFERENCE

     The terms of reference of each of the following committees of the Registrants are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them: the Audit, Finance and Risk Management Committee; the Corporate Governance and Nominating Committee; the Management Resources and Compensation Committee; the Environmental and Safety Committee; and the Pension Trust Fund Committee.

DIRECTOR INDEPENDENCE

     The boards of the Registrants have adopted the criteria for director independence and unrelatedness: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110 for members of public company audit committees; and (b) set forth in the NYSE Standards, the Corporate Governance Guidelines of the Toronto Stock Exchange, as proposed to be amended in April and November 2002 (“Proposed TSX Guidelines”) and Multilateral Instrument 52-110 in respect of public company directors. The boards also conducted a comprehensive assessment of each of their members as against these criteria and determined that all current directors, except R.J. Ritchie, have no material relationship with the Registrants and are independent and unrelated. Mr. Ritchie is not independent or unrelated by virtue of the fact that he is the President and Chief Executive Officer of the Registrants.

EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS

     The Corporate Governance and Nominating Committees of the boards of the Registrants are comprised of all the unrelated and independent directors on the boards and are required by their terms of reference to meet at least quarterly and at such other times as they deem appropriate. They are chaired by Mr. J.E. Newall. Interested parties may communicate directly with Mr. Newall by writing to him at the following address, and all communications received at this address will be forwarded to him:

Office of the Corporate Secretary
Canadian Pacific Railway
Suite 920, 401 – 9th Avenue, S.W.
Calgary, Alberta
Canada
T2P 4Z4

AUDIT COMMITTEE FINANCIAL EXPERTS

     The following individuals comprise the entire membership of the Registrants’ Audit, Finance and Risk Management Committees (“Audit Committees”), which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

     Stephen E. Bachand
     John E. Cleghorn
     M. Paquin
     Roger Phillips
     Michael W. Wright

     Each of the aforementioned directors, except Ms. Paquin, has been determined by the boards of the Registrants to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committees of the boards of both Registrants. Each of the aforementioned directors has also been determined by the boards of the Registrants to be independent within the criteria referred to above under the subheading “Director Independence”.

FINANCIAL LITERACY OF AUDIT COMMITTEE MEMBERS

     The boards of the Registrants have determined that all members of the Audit Committees have “accounting or related financial management expertise” within the meaning of the NYSE Standards and “accounting or related financial experience” within the meaning of the Proposed TSX Guidelines. The boards have also adopted the definition of “financial literacy” contained in the practice notes of the Proposed TSX Guidelines and have determined that all members of the Audit Committees are financially literate within that definition and as required by Multilateral Instrument 52-110 and the NYSE Standards.

SERVICE ON OTHER PUBLIC COMPANY AUDIT COMMITTEES

     John E. Cleghorn serves on two public company audit committees, in addition to the Audit Committees of the two Registrants. Each Registrant’s board has determined that no director who serves on more than two public company audit committees other than its own Audit Committee shall be eligible to serve as a member of the Audit Committee of that Registrant, unless that Registrant’s board determines that such simultaneous service would not impair the ability of such member to effectively serve on that Registrant’s Audit Committee.

     The boards of the Registrants have determined that the service of Mr. Cleghorn on the audit committees of two public companies other than the two Registrants does not impair his ability to effectively serve on the Audit Committees of the Registrants, for the following reasons:

•	Two of the public company audit committees on which Mr. Cleghorn serves are the Audit Committees of the Registrants. As Canadian Pacific Railway Company is a wholly-owned subsidiary of Canadian Pacific Railway Limited, and the latter company carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in Canadian Pacific Railway Company, the workload of the Audit Committees is essentially equivalent to the workload of one public company audit committee;

•	The two public companies other than the Registrants on whose audit committees Mr. Cleghorn serves have a holding company/operating company relationship similar to that between the Registrants. Consequently, the workload involved in such audit committees is essentially equivalent to the workload of one public company audit committee; and

•	Mr. Cleghorn is a retired chief executive officer of a large public company and qualifies, and has been designated as, an audit committee financial expert for the Registrants. As a result, he no longer has any day-to-day executive or managerial responsibilities and, in addition, brings to his role on the Audit Committees of the Registrants considerable business experience and a highly-focused and effective approach to audit-related matters.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

     Fees payable to the Registrants’ independent auditor, PricewaterhouseCoopers, LLP for the years ended December 31, 2004, and December 31, 2003, totaled $1,898,000 and $1,501,000, respectively, as detailed in the following table:

	Year ended December 31, 2004	Year ended December 31, 2003
Audit Fees	$1,005,000	$855,000
Audit-Related Fees	$543,000	$329,000
Tax Fees	$350,000	$310,000
All Other Fees	$0	$7,000
TOTAL	$1,898,000	$1,501,000

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrants’ annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above. These services consisted of: special attest services as required by various government entities; accounting consultations and special audits in connection with acquisitions; the audit of financial statements of certain subsidiaries and of various pension and benefits plans of the Registrants; assistance with prospectus filings; access fees for technical accounting database resources; and assistance with preparations for compliance with section 404 of the Sarbanes-Oxley Act of 2002.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits, the preparation of employee tax returns under the Registrants’ expatriate tax services program and assistance in completing routine tax schedules and calculations; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.

All Other Fees

Fees disclosed under this category were for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In 2004, there were no services in the category, and in 2003, these services consisted of assistance in reviewing an agreement and proposed transaction.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

     The Audit Committees have adopted a written policy governing the pre-approval of audit and non-audit services to be provided to the Registrants by their independent auditors. The policy is renewed annually and the audit and non-audit services to be provided to the Registrants by their independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all such services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committees by the Vice-President and Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committees or their Chairman, who must report all such additional pre-approvals to the Audit Committees at their next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committees. Non-audit services that the Registrants’ independent auditors are prohibited from providing to the Registrants may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committees or their Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by the Registrants’ Director, Internal Audit.

OFF-BALANCE SHEET ARRANGEMENTS

     A description of the Registrants’ off-balance sheet arrangements is set forth on pages 29 and 30 of the Registrants’ 2004 Annual Report incorporated by reference and included herein.

TABLE OF CONTRACTUAL COMMITMENTS

     The table setting forth the Registrants’ contractual commitments is set forth on page 30 of the Registrants’ 2004 Annual Report incorporated by reference and included herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.      Undertaking

     Each Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.      Consent to Service of Process

     A Form F-X signed by Canadian Pacific Railway Limited and its agent for service of process was filed with the Commission together with Canadian Pacific Railway Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2000. A Form F-X signed by Canadian Pacific Railway Company and its agent for service of process was filed with the Commission on April 21, 2004.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Signed “Robert V. Horte”
Name: Robert V. Horte Title: Corporate Secretary Date: March 7, 2005

DOCUMENTS FILED AS PART OF THIS REPORT

1.	Annual Information Form of the Registrants for the year ended December 31, 2004.

2.	Annual Report of the Registrants for the year ended December 31, 2004, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements of the Registrants as of December 31, 2004 and for each of the three years then ended[1].

EXHIBITS

A.	Consent of PricewaterhouseCoopers, Independent Accountants.

B.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

C.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

[1]	For the purposes of this Annual Report on Form 40-F, only pages 4 through 88 of the Registrants’ 2004 Annual Report referred to above shall be deemed filed, and the balance of such 2004 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrants’ Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

* In this Annual Information Form (“AIF”), all dollar amounts are in Canadian dollars unless otherwise noted.
Consent of PricewaterhouseCoopers, Independent Accountants
Certification of CEO and CFO
Certification by CEO and CFO Pursuant to 18 U.S.C. Section 1350

CORPORATE STRUCTURE

Name, Address and Incorporation Information

Canadian Pacific Railway Limited (“the Company” or “CPR”) was incorporated on June 22, 2001, as “3913732 Canada Inc.” pursuant to the Canada Business Corporations Act (“the CBCA”). On July 20, 2001, CPR amended its Articles of Incorporation to change its name to “Canadian Pacific Railway Limited”. On October 1, 2001, Canadian Pacific Limited (“CPL”) completed an arrangement (“the Arrangement”) whereby it distributed to its common shareholders all of the shares of newly-formed corporations holding the assets of four of CPL’s five primary operating divisions. The Arrangement was effected as an arrangement pursuant to section 192 of the CBCA. On September 26, 2001, the Arrangement was approved by the shareholders of CPL and Canadian Pacific Railway Company (“CPRC”), previously a wholly-owned subsidiary of CPL, was transferred to CPR effective October 1, 2001. The transfer was accomplished as part of a series of steps, pursuant to the terms of the Arrangement, whereby CPL transferred all of its outstanding shares of CPRC to a CPL subsidiary, 3921760 Canada Inc. (“3921760”). CPL then transferred all of its outstanding shares of 3921760 to CPR and CPR amalgamated with 3921760. In this Annual Information Form, unless the context requires otherwise, “CPR” and “the Company” refer to Canadian Pacific Railway Limited and, where applicable, its subsidiaries, including CPRC.

CPR’s registered office, executive offices and principal place of business are located at Suite 500, 401 — 9th Avenue S.W., Calgary, Alberta T2P 4Z4.

INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries

The table below sets out the Company’s principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities currently owned directly or indirectly by the Company:

			Percentage of
			non-voting securities
		Percentage of voting	beneficially owned, or
	Incorporated under the	securities held	over which control or
Principal Subsidiary	laws of	directly or indirectly	direction is exercised
Canadian Pacific Railway Company	Canada	100%	Not applicable.
Soo Line Corporation (1)	Minnesota	100%	Not applicable.
Soo Line Railroad Company (2)	Minnesota	100%	Not applicable.
Delaware and Hudson Railway Company, Inc. (2)	Delaware	100%	Not applicable.

(1) Indirect wholly-owned subsidiary of Canadian Pacific Railway Company.
(2) Wholly-owned subsidiary of Soo Line Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

Development of CPR

CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations and was North America’s first transcontinental railway. From its inception over 120 years ago, CPRC has developed into a fully-integrated and technologically-advanced Class 1 railway (a railroad earning revenues of US$258.5 million annually) providing rail and intermodal freight transportation services over a 13,800-mile network serving the principal business centres of Canada, the U.S. Midwest and the U.S. Northeast.

Of the total mileage operated by CPR, approximately 6,850 miles are located in western Canada, 2,200 miles in eastern Canada, 3,250 miles in the U.S. Midwest and 1,500 miles in the U.S. Northeast. CPR owns 9,500 miles of track and an additional 4,300 miles of track are jointly owned, leased or operated under trackage rights.

CPR’s business is based on funnelling traffic from network feeders and connectors, carrying railway traffic to and from the main rail lines, onto a 4,700-mile high-density, high-quality railway network. CPR has extended its network reach by establishing alliances and connections with other major Class 1 railways in North America, which allows CPR to provide competitive product offerings and access to markets across North America and, via the Port of Montreal, Quebec, and the Port of Vancouver, British Columbia (B.C.), to markets in Europe and the Pacific Rim, respectively.

CPR’s network accesses the U.S. market directly through two wholly-owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class 1 railway operating in the U.S. Midwest; and Delaware and Hudson Railway Company, Inc. (“D&H”), which operates between eastern Canada and major U.S. Northeast markets including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C.

Strategy

CPR’s goals are to become the preferred business partner for rail-based transportation services in North America and to be at the forefront of the railway industry in operating profitability and return on capital employed. Its principal strategies to accomplish these goals include maximizing the strengths of its North American railway franchise by operating a low-cost scheduled railway, developing new products and services in cooperation with customers and partners, and extending the reach of the franchise through marketing and operating partnerships, as well as agreements and commercial arrangements with other railways and transport companies in North America. CPR’s overall marketing and sales activities within each of its lines of business are focused on targeted growth, product efficiency and maximizing value from existing assets.

GENERAL DEVELOPMENT OF THE BUSINESS

Recent History

CPR focuses on franchise renewal, increasing network efficiency, asset maintenance efficiency and asset utilization, train operations productivity and labour productivity. The following table summarizes the effect of these strategies on a number of industry recognized performance indicators:

	Year ended December 31
Performance Indicators	2004	2003	2002	2001	2000

Gross ton-miles (GTM) (millions)(1)	236,451	221,884	209,596	212,928	211,946
Revenue ton-miles (RTM) (millions)(2)	123,627	114,599	107,689	110,622	110,409
Train-miles (thousands)(3)	41,344	40,470	38,299	38,162	39,120
Average number of active employees(4)	16,056	16,126	16,116	16,987	17,965
Average train weights (tons)(5)	5,719	5,483	5,473	5,580	5,418
Traffic density (GTMs per mile of road operated, excluding track on which CPR has haulage rights (thousands))	17,113	16,023	15,107	15,326	15,183
Employee productivity (GTMs per average active employee (thousands))	14,727	13,759	13,005	12,535	11,798
Fuel efficiency (U.S. gallons of fuel per 1,000 GTMs)	1.20	1.24	1.24	1.25	1.29
Locomotive utilization (GTMs per active locomotive per day (thousands))	675	664	673	681	652
Total operating expenses, before other specified items, per GTM (cents) (6) (7)	1.32	1.32	1.35	1.35	1.33

Notes:

(1)	Gross Ton-Miles of freight measure the movement of total train weight over one mile in a year. The total train weight is comprised of the weight of the freight cars, their contents and inactive locomotives.
(2)	Revenue ton-miles of freight measure the movement of a revenue-producing ton of freight a distance of one mile.
(3)	Train-miles is a measure reflecting the distance traveled by the lead locomotive on each train operating over CPR’s track.
(4)	Average number of active employees is the average number of actively employed workers for the period. The number of actively employed workers includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with CPR but are not currently working. This indicator is calculated by adding the monthly average employee counts for the year and dividing this total by 12.
(5)	Average train weight is the result of dividing GTMs by train miles. It represents the average total weight of all CPR trains operating over CPR’s track and track on which CPR has running rights.
(6)	The item “total operating expenses, before other specified items” does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”) and, therefore, is unlikely to be comparable to similar measures of other companies. Other specified items are described under the heading “Selected Consolidated Financial Information” in this AIF and CPR’s 2004 Management’s Discussion and Analysis.
(7)	Expenses for all prior years presented were restated to reflect the implementation of a new accounting standard under Canadian GAAP for Asset Retirement Obligations.

GENERAL DEVELOPMENT OF THE BUSINESS

Network Efficiency

CPR continues to increase the capacity of its core franchise through infrastructure-sharing and joint-service programs with other railways, strategic capital investment programs, and operating plan strategies. Combined with the continued improvement of CPR’s locomotive fleet, these strategies enable CPR to achieve more predictable and fluid train operations between major terminals.

CPR has expanded its physical network with the following infrastructure-sharing and joint-service programs:

•	CPR-CSX Transportation, Inc. (“CSX”) track connection at Detroit, Michigan reduces transit times and improves consistency of service between eastern Canada and the U.S. Midwest;

•	CPR- UP provides joint service from western Canada to the U.S. Pacific-Northwest, California and Arizona and to Texas/Mexico and Kansas/Missouri; and

•	CPR-Norfolk Southern Corporation joint intermodal service between the Port of New York/New Jersey and eastern Canada reduces transit times for import-export shippers. CPR constructed a new passing siding at Clarks Summit, Pennsylvania and granted Norfolk Southern Railway Company (“NS”) trackage rights between Sunbury, Pennsylvania and Mechanicville, New York in order to increase traffic and improve freight service to upstate New York, northern Pennsylvania and New England.

In 2002 and 2003, CPR spent approximately $25 million to extend the length of 16 rail sidings throughout northern and eastern Ontario in order to increase operating efficiency and reduce costs. A siding is a limited length of track parallel to the main line and linked to it at both ends by switches, enabling trains running in either direction to pass each other. Longer sidings permit the use of longer and fewer trains. It also permits fewer locomotives to be used to move the same amount of freight in a given rail corridor. CPR has identified other corridor bottlenecks on its network and a plan is in place to provide appropriate capacity in order to increase train density and fluidity on all its major routes. Later in 2003, CPR sold a lower-density 12.6-km (7.8-mile) rail line in northern New Brunswick known as the Edmunston Spur to Canadian National Railway (“CN”). This line runs between Grand Falls and Cyr Junction, near St. Leonard, New Brunswick. CPR also sold a 32.5-mile rail line that runs from Madison to Watertown, Wisconsin to the Wisconsin & Southern Railroad.

In 2004, CPR entered into a three-railway agreement with CN and NS to provide a significantly shorter, more direct routing over D&H lines for NS-CN interline traffic moving between Eastern Canada and the Eastern U.S. Under the agreement:

•	CN traffic destined for the Eastern U.S. will move in CPR trains on D&H’s line between Rouses Point, New York, and Saratoga Springs, New York, under a freight haulage arrangement between CPR and NS;

•	This CN traffic will then move in NS trains over D&H’s line between Saratoga Springs and the NS connection near Harrisburg, Pennsylvania, under trackage rights agreements between CPR and NS.

The agreement generates one train per day of new business each direction, seven days a week on the D&H. This arrangement is expected to improve traffic density and generate additional revenue.

Franchise Renewal

Franchise renewal is an integral part of CPR’s multi-year capital program. From 2002 to 2004 the Company has invested approximately $1.9 billion in its core assets. CPR’s annual average capital spending is approximately 18% of revenues. However, funding of network maintenance programs may be increased to ensure plant, property, and equipment assets are well maintained.

CPR’s annual program to modernize and upgrade its core strategic assets typically includes track and facilities (including rail yards and intermodal terminals); locomotives; information technology; and freight cars and other equipment investments. Over the three-year period from 2002 to 2004, CPR invested approximately $1.3 billion in track and facilities, about $217 million in locomotives, and approximately $457 million in information technology, growth initiatives, freight cars and other equipment.

GENERAL DEVELOPMENT OF THE BUSINESS

Locomotive Fleet Modernization

CPR has upgraded its locomotive fleet with the acquisition of high-adhesion alternating current (“AC”) locomotives, which are more fuel efficient and reliable and have superior haulage capacity relative to standard direct current (“DC”) locomotives. CPR’s locomotive fleet now includes 582 AC locomotives, representing approximately 52% of CPR’s road-freight locomotive fleet, and handling about 70% of CPR’s workload. This investment has improved CPR’s service reliability and has produced cost savings in fuel, equipment rents and maintenance. It has also allowed CPR to remove from service 810 older locomotives and enabled CPR to more efficiently utilize its repair and maintenance facilities.

Railcar Fleet Modernization

Starting in 1998, and continuing through 2004, CPR undertook a freight-car modernization program to fully leverage its rail network and locomotive fleet. The program’s general aim included the following objectives:

1.	increase the productivity and standardization of each car fleet;

2.	secure lower lease costs by reducing CPR’s reliance on short-term leasing; and

3.	improve customer satisfaction through the introduction of higher-capacity cars.

In 2003, CPR introduced its Intermodal Fleet Renewal (“IFR”) initiative in order to increase the density of its intermodal trains and allow CPR to move more containers with fewer trains. In connection with the implementation of the IFR initiative, 5,500 new double-stack, 53- and 40-foot cars were introduced in 2003 and 2004.

Freight cars owned and long-term leased

	2004	2003	2002
Covered Hoppers (1)	26,200	25,100	23,200
Open Tops	5,400	4,600	5,500
Box Cars	6,100	7,000	7,800
Gondolas	2,900	2,500	2,500
Flats	3,000	2,700	2,000
Automotive	3,300	3,100	3,500
Intermodal	3,400	2,600	3,100

Total	50,300	47,600	47,600

(1)	includes 9,000 government cars.

CPR’s covered hopper car fleet consists of a mixture of owned and leased cars. A portion of the fleet used for the export of grain is leased from the federal government of Canada, which has indicated a desire to sell or otherwise dispose of its cars. The potential impact of this on CPR’s grain business cannot be ascertained until the government’s decision is announced. However, CPR has advocated for a process, in the event of a disposition, that is market driven and open to all interested parties.

Strengthening Business Fundamentals

Yield Management

CPR believes that its customers, many of whom compete in global markets, demand competitively priced transportation service. In order to offer competitive prices to its customers, CPR has redesigned its train operations and terminal processes and is continually working at increasing productivity through cost-reduction programs and improving asset utilization through initiatives aimed at targeted growth, product efficiency and maximizing value from existing resources. CPR has a Price and Yield management team to standardize price and yield business processes across the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Train Operations Productivity

In 1999, CPR introduced a new operating plan to increase productivity, improve asset utilization and enhance service quality for customers. This means CPR is running longer, heavier trains more consistently to make connections and meet delivery commitments for less cost.

Commencing December 2003, CPR became the first railway in Canada to operate intermodal freight trains with mid-train remote-control (Locotrol) locomotives. These remote-control units enable CPR to run intermodal trains approaching three kilometres in length, which is particularly helpful in winter weather. CPR extended the area of its Locotrol operation to encompass Moose Jaw, Saskatchewan to Toronto, Ontario and extended the use of Locotrol from exclusively bulk train operation to intermodal and mixed-manifest trains.

Asset Maintenance Efficiency

CPR has improved the efficiency of its repair facilities primarily through outsourcing arrangements and by reducing the costs of maintenance. CPR has improved the reliability of its locomotive fleet by entering into warranty service agreements with suppliers pursuant to which suppliers have made strict performance commitments.

In May 2002, CPR closed its Frog Shop in Lethbridge, Alberta. The shop produced second-hand frogs (a track component that allows trains to cross from one adjacent track to another) for use on CPR’s network. In January 2003, coinciding with the purchase of 46 new AC locomotives, CPR announced an expansion of its warranty service agreements in eastern Canada, pursuant to which diesel locomotive manufacturers manage the ongoing servicing of CPR locomotives using CPR employees.

Commencing in 2004, CPR became the first Canadian railway to use a programmable linear unloading system (“PLUS”) train, a high-speed and highly efficient system for spreading new ballast to maintain the integrity of track roadbed. Ballast, made up of cleaned crushed rock, is the solid foundation that ensures tracks are able to handle modern trains. PLUS reduces both the time required for ballast spreading and the disruption of train operations. CPR expects to achieve a 10% saving on ballast expense in 2005 as a result of using this system.

Information Technology

As a 24-hour-a-day, 7-day-a-week business, CPR relies heavily on its computer systems to schedule all components of its operations. Computer applications map out complex interconnections of freight cars, locomotives, facilities, track and train crews to meet more than 10,000 individual customer service commitments every day. CPR uses intricate automated traffic-forecasting systems, determines car routings and yard workloads using bypass and circuitry analysis software, and generates time-distance diagrams to examine track capacity.

CPR has substantially completed the implementation of a suite of new operating systems, collectively referred to as “Service Excellence”. This investment in information technology has assisted CPR in becoming a scheduled railway operation, by helping increase the productivity of CPR’s asset base and improving customer service. The final step in the Service Excellence program was the implementation of the TYES software program in 2004, with rollout to a few remaining yards in Eastern Canada and the U.S. in 2005. The TYES application is a rail-yard management system that manages shipment connections from train-to-train.

CPR is currently investing in a new application called TRIEX that will improve the efficiency and customer-service capabilities in its intermodal business. CPR is developing TRIEX in co-operation with a U.S.-based software firm. The Company expects TRIEX will be installed in 2005. CPR is also updating its train-control system by moving it to a more current technological platform, thereby extending the life of this critical system by many years in line with the overall strategy of optimizing assets.

In late 2003, a transfer of assets to IBM Canada Ltd. was part of a seven-year, $200-million agreement reached with IBM to operate and enhance CPR’s computer infrastructure. The transition of CPR’s data centre to IBM’s ownership and facility was completed in late 2004. CPR expects that this arrangement will reduce its costs over time and allow remaining information technology staff to focus on applications that improve efficiency and service.

GENERAL DEVELOPMENT OF THE BUSINESS

Integrated Operating Plan

In May 1999, CPR launched its scheduled railway Integrated Operating Plan (“IOP”). Under the IOP, trains are scheduled to run consistently and at times agreed upon by CPR and the customer, thereby ensuring connections at intermediate terminals are made and delivery commitments are met. A plan is established for each rail car covering its entire trip from point of origin to final destination. Cars with similar destinations are consolidated into blocks, thus reducing delays at intermediate locations by simplifying processes for employees, eliminating the duplication of work and helping to ensure fluid rail yards and terminals. These efficiencies help reduce transit times for shipments throughout CPR’s network and increase car availability for customers. Since the implementation of the IOP, CPR has improved on-time performance of its premium intermodal train services and has increased terminal performance for its customers while delivering a significant reduction in the cost base of its operations.

CPR now operates a scheduled railway and strives to deliver high service quality to its customers and achieve a high level of efficiency through improved asset utilization. CPR is committed to further pursuing methods to improve the scheduling of trains with other railways and to develop systems designed to share advanced information, thereby improving service. In 2003, CPR’s approach to scheduled-railway operations won the Franz Edelman Award for Achievement in Operations Research and the Management Sciences.

In 2004, CPR, consistent with its IOP philosophy, phased in a rail capacity allocation system to better manage growth in the import container business on Canada’s west coast. CPR has experienced an increase in traffic volumes as a result of this new system and believes the implementation of this system moderates traffic flow and avoids the significant surges that create congestion in the supply chain. Under the new system, CPR allocates to each of the shipping lines it serves an annual import container volume through the Port of Vancouver gateway based on past volumes and growth projections. CPR supplies sufficient railcars to meet the allocated volume. Intermodal terminal operators commit to quick turnaround of railcars to maximize car availability.

Labour Productivity and Efficiency

CPR continually takes steps to improve the effectiveness of its organizational structure in order to increase its productivity and efficiency. Since 1996, the Company has centralized its management team to improve communication and decision-making, simplified the organization’s management structure, and increased the responsibility given to management personnel. CPR regularly reviews its organizational processes, workforce needs and related organizational costs, with a focus on improving the productivity and efficiency of its workforce while reducing expenses. For example, CPR eliminated approximately 1,900 permanent positions in 2000 (representing approximately 10% of its workforce), including positions in management, administration, maintenance shops, train operations and track maintenance.

In 2001, CPR launched further cost-reduction initiatives, including the integration of the St. Lawrence & Hudson Railway Company Limited (previously a CPR subsidiary operating in eastern Canada), which resulted in the elimination of approximately 800 positions. In addition, approximately 600 positions were transferred to service suppliers, who improved utilization of CPR facilities through access to a larger customer base.

During 2002, CPR began new restructuring initiatives to reduce costs by eliminating an additional 85 positions. In the second quarter of 2003, CPR began a productivity program that planned to eliminate 820 positions by the end of 2005 through consolidation of administrative functions, applications of new information technology to improve the productivity of administrative functions and yard operations, and improvements in car and locomotive maintenance efficiency. The Company eliminated 656 positions under this program as of the end of 2004.

In order to stimulate and reward employee participation in CPR’s efficiency initiatives, CPR has implemented a number of incentive-based compensation programs designed to allow eligible employees, both unionized and non-unionized, to share in the profits they help generate for CPR.

GENERAL DEVELOPMENT OF THE BUSINESS

North American Railway Franchise

CPR believes it is well positioned to achieve its goals because of its network and assets, its emphasis on customer service and its team of dedicated employees.

Network and Assets — The competitive strengths of CPR’s network and assets include the following:

•	CPR offers access to U.S. markets through 11 major interchanges and agreements and commercial arrangements with other Class 1 railways;

•	CPR handles the largest volume of intermodal containers through the Port of Montreal, a major North American gateway for European trade;

•	CPR has competitive access to new, state-of-the-art facilities at the Port of Vancouver, a major shipping gateway to and from Pacific Rim markets;

•	CPR offers the shortest rail route from the Port of Vancouver to the Chicago, Illinois rail hub;

•	CPR has made significant investments in efficient AC locomotives; and

•	CPR has invested strategically in new computer operating systems, enabling CPR to operate more effectively and efficiently for the benefit of its customers while further enhancing its scheduled-railway operations.

Customer-Oriented Initiatives — CPR believes that its emphasis on customer service has differentiated the Company from its competitors and has allowed its customers to compete effectively in their respective markets, while permitting CPR to retain and enhance its customer base. Some of CPR’s customer-oriented initiatives include the following:

•	CPR has extended its rail lines directly to the new facilities of some of its key customers;

•	CPR has introduced services and acquired assets that are custom-designed for certain of its key customers;

•	CPR’s service quality has helped to motivate several of its significant intermodal customers to locate large distribution centres adjacent to CPR’s intermodal terminals (for example, Sears, Canadian Tire and Consolidated Fastfrate); and

•	CPR has achieved a strong market position across a diversified base of customers and products through its cross-functional approach.

Dedicated Employees — CPR considers its team of employees to be its most valued asset. Through results-sharing programs, CPR’s employees receive financial incentives for helping CPR attain its goals.

Extending Franchise Reach

CPR aims to continue to increase revenue through initiatives designed to extend its business beyond the physical railway network, thereby providing the flexibility needed to capture market share from its competitors. CPR plans to extend its franchise reach by creating new markets and by concentrating on providing new products, expanded truck-rail transfer facilities and improved, value-added service through customer-relationship management.

New Product Offerings

CPR works with its customers to develop and introduce new products into the marketplace. For example, CPR introduced its “Trans-Pacific” initiative, a highly-efficient, freight-transportation service between the Port of Vancouver and Chicago for import-export intermodal containers. By working with the Port of Vancouver and various shipping lines to establish Vancouver, B.C., as the preferred port for North America-bound deliveries from the Pacific Rim, CPR has created a competitive route for the movement of containers into the Chicago market. CPR continues to secure long-term agreements with customers in this corridor including OOCL, COSCO, China Shipping, NYK, Columbus Lines and Lykes Lines Limited LLC, which are among, or are affiliated with, the world’s largest container shipping companies.

GENERAL DEVELOPMENT OF THE BUSINESS

Expanded Truck-Rail Transfer Facilities
CPR has also extended its franchise reach through the use of truck-rail transfer facilities, which it uses to gain competitive access to key resource production areas not directly served by the CPR network. This service will be provided through the Company’s logistics and supply chain division, Canadian Pacific Logistics Solutions (“CPLS”).

Customer Relationship Management

CPR’s customer service team, located in Winnipeg, Manitoba; Calgary, Alberta; and Minneapolis, Minnesota, aims to provide value to customers through the use of technology, a formalized cross-functional approach to problem solving and the development of new opportunities for customers. CPR’s customer service group also includes a damage-prevention team, which works with customers to ensure proper loading techniques are employed thereby enabling shipments to arrive in good condition.

CPR has put in place a Customer Relationship Management (“CRM”) program directed at understanding and anticipating the needs of its current and potential customers. This program has better positioned CPR to:

•	understand customer needs and expectations;

•	deliver the expected product quality;

•	work with customers to generate new product ideas;

•	manage and improve the overall customer experience with CPR; and

•	continuously improve CPR’s performance.

CPR will continue to build on this success through strengthened customer relationships and an increased focus on sustainable growth opportunities.

Railway Partnerships and Alliances

In order for certain customers to transport their goods from their desired points of origin to their desired final destination points, goods may have to travel on more than one railway. Transfers of goods from railway to railway can cause delays and service interruptions. CPR’s rail network connects to other North American rail carriers and CPR, in partnership continues to co-develop processes and products designed to provide seamless and efficient scheduled train service to these customers.

Recent Class 1 railway initiatives include:

•	a joint CPR-UP service from western Canada to the U.S. Pacific-Northwest, California and Arizona via Kingsgate, B.C.;

•	a joint CPR-UP service from western Canada to the Texas/Mexico and Kansas/Missouri markets via Minneapolis;

•	a joint CPR-NS intermodal service between the Port of New York/New Jersey and eastern Canada;

•	CPR-NS trackage-rights agreement to handle NS traffic over CPR’s D&H lines in the U.S. Northeast; and

•	a joint CPR-UP service from eastern Canada to the U.S. Gulf Coast and Mexico.

CPR also works with smaller (short-line or non-Class 1) railways to develop partnerships that benefit both parties.

GENERAL DEVELOPMENT OF THE BUSINESS

In November 2004, CPR reached agreements with CN on three network initiatives that will improve railway transit times and asset utilization in B.C., Alberta and Ontario.

These agreements provide for:

•	A slot-sharing arrangement allowing CPR to operate eight trains a week containing bulk commodities over CN’s line between Edmonton, Alberta and CPR’s network at Coho, B.C., near Kamloops, B.C., a distance of about 550 miles. Under the arrangement, trains are equipped with CPR locomotives and operated by CN crews. At Coho, CPR trains enter already-established directional running trackage that permits all westbound trains of both railways to operate through the B.C. Fraser Valley on CN’s line and all eastbound trains to operate on CPR’s line.

•	Directional running over about 100 miles of parallel CPR and CN track in Ontario between Waterfall, which is near Sudbury, and Parry Sound. The two railways have agreed to operate eastbound trains over CN’s line and westbound trains over CPR’s line, improving network fluidity in this corridor. Implementation is expected in the second half of 2005.

•	A haulage arrangement pursuant to which CPR will transport CN freight moving over about 300 miles of CPR track in Ontario between Thunder Bay and a junction with CN at Franz, Ontario using CPR’s route north of Lake Superior. This arrangement is expected to be implemented in the second half of 2005.

DESCRIPTION OF THE BUSINESS

Network and Right of Way

CPR’s 13,800-mile network extends from the Port of Vancouver in Canada’s west to the Port of Montreal in Canada’s east, and to the U.S. industrial centres of Chicago; Newark, New Jersey, Philadelphia; Washington, D.C.; New York City and Buffalo, New York.

CPR’s network is composed of four primary corridors: the Western, the Southern, the Central, and the Eastern corridors. These corridors are comprised of main lines, totalling approximately 4,700 miles, supported by feeder lines that carry traffic to and from the main lines.

The Western Corridor: Vancouver-Moose Jaw

Overview — The Western Corridor links Vancouver with Moose Jaw, the western Canadian terminus of both CPR’s Southern and Central corridors. With service through Calgary, this corridor provides the shortest rail route for most bulk products transported from western Canada to the Port of Vancouver. The Western Corridor is also an important part of CPR’s highly-competitive service routes between Vancouver and the U.S. Midwest and between Vancouver and central and eastern Canada.

Products — The Western Corridor is CPR’s primary route for bulk and resource-products traffic from western Canada to the Port of Vancouver for export. CPR also handles significant volumes of import/export intermodal containers and domestic general merchandise traffic.

Feeder Lines — CPR supports its Western Corridor with three significant feeder lines. The “Coal Route” links the southeastern B.C. coal deposits to the Western Corridor and to the Roberts Bank terminal at the Port of Vancouver. The “Calgary-Edmonton Route” provides rail access to central Alberta’s petrochemical industries, natural resources markets and Edmonton. The “Pacific Can-Am Route” connects Calgary and Medicine Hat, Alberta with the UP at Kingsgate, B.C.

Connections — CPR’s Western Corridor connects with UP at Kingsgate, B.C. The Western Corridor also connects with Burlington Northern and Santa Fe Railway (“BNSF”) at Coutts, Alberta, and at New Westminster and Huntingdon, B.C.

Yards and Repair Facilities — CPR supports rail operations on the Western Corridor with major rail yards at Vancouver, Calgary, Edmonton and Moose Jaw. CPR also has significant intermodal terminals at Vancouver, Calgary and Edmonton, and locomotive and rail car repair facilities at Vancouver, Golden, Calgary and Moose Jaw.

DESCRIPTION OF THE BUSINESS

Other — The Western Corridor includes the 9.8-mile Mount Macdonald tunnel, which reduces the ruling grade for loaded westbound trains to 1%, through the mountains of B.C.

The Southern Corridor: Moose Jaw-Chicago

Overview — CPR’s Southern Corridor connects with the Western Corridor at Moose Jaw. By running through the twin cities of Minneapolis and St. Paul, Minnesota and Milwaukee, Wisconsin, south to Chicago, CPR provides a direct, single-carrier route between western Canada and the U.S. Midwest.

Products — Primary traffic categories served on the Southern Corridor include intermodal containers originated at the Port of Vancouver, Canadian fertilizers, chemicals, grain, coal, automotive and U.S. agricultural products.

Feeder Lines — CPR supports the Southern Corridor with a significant feeder line connecting Glenwood, Minnesota and Winnipeg. This line is both a gathering network for U.S. grain and a route for Canadian fertilizers and merchandise traffic destined to the U.S.

CPR has operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota and Superior, Wisconsin (“Duluth/Superior”). This line provides an outlet for grain from the U.S. Midwest to the grain terminals at Duluth/Superior.

CPR has a route from Chicago to Louisville, Kentucky through a combination of operating rights and owned lines. CPR handles general merchandise traffic on this route, as well as a significant amount of coal traffic from mines in southern Indiana.

Connections — CPR’s Southern Corridor connects with all major railways at Chicago. Outside of Chicago, CPR has major connections with BNSF at Minneapolis and at Minot, North Dakota; with UP at St. Paul; and with CSX and NS at Louisville. CPR also links its Southern Corridor to several shortline railways that primarily serve grain and coal producing areas in the U.S.

Yards and Repair Facilities — CPR supports rail operations on the Southern Corridor with major rail yards at Chicago, St. Paul and Glenwood. At Chicago, CPR also owns 49 % of the Indiana Harbor Belt Railroad Company, a switching railway serving Greater Chicago and northwest Indiana. CPR has two significant intermodal terminals at Chicago and one at Minneapolis. In addition, CPR has a major locomotive repair facility at St. Paul and car repair facilities at St. Paul and Chicago.

The Central Corridor: Moose Jaw-Toronto

Overview — The Central Corridor extends from Moose Jaw, through Winnipeg to its eastern terminus at Toronto, Ontario. CPR complements the Central Corridor with a secondary route that is leased and operated by Ottawa Valley Railway that connects Sudbury and Smiths Falls, Ontario and expedites the movement of CPR traffic between Montreal and western Canada. CPR’s Central Corridor provides shippers direct rail service from Toronto and Montreal to Calgary and Vancouver via CPR’s Western Corridor. This is a key element of CPR’s transcontinental intermodal and other competitive services. The Central Corridor also provides access to the Port of Thunder Bay, Ontario, Canada’s primary Great Lakes bulk terminal.

Products — Major traffic categories on the Central Corridor include Canadian grain, coal, forest and industrial products, intermodal containers, automotive products and general merchandise.

Feeder Lines — CPR supports the Central Corridor with a significant feeder line connecting Edmonton with Winnipeg, through Saskatoon and Regina, Saskatchewan. This line is an important collector of Canadian grain and fertilizer.

Connections — The Central Corridor connects with BNSF at Emerson, Manitoba, as well as a number of shortline railways.

Yards and Repair Facilities — CPR supports its rail operations on the Central Corridor with major rail yards at Saskatoon, Winnipeg, Thunder Bay and Toronto. CPR’s intermodal facility in the northern Toronto suburb of Vaughan is CPR’s largest intermodal facility, and serves the Greater Toronto and southwestern Ontario area. CPR also operates intermodal terminals at Thunder Bay, Winnipeg, Saskatoon and Regina.

CPR has significant locomotive repair facilities at Winnipeg and Toronto and has car repair facilities at Winnipeg, Thunder Bay and Toronto.

DESCRIPTION OF THE BUSINESS

The Eastern Corridor

Overview — The Eastern Corridor provides CPR with an important link between the major population centres of eastern Canada, the U.S. Midwest and the U.S. Northeast. The Eastern Corridor supports CPR’s leading market position at the Port of Montreal by providing one of the shortest rail routes for European cargo destined to the U.S. Midwest. The Eastern Corridor consists of a route that is owned and maintained by CPR between Montreal and Detroit, coupled with a trackage rights arrangement (starting in 2005) with NS over the shortest rail route between Detroit and Chicago, and a long-term rail car haulage contract with CSX that links Detroit with CPR-owned infrastructure at Chicago.

Products — Over the Eastern Corridor, CPR predominantly handles intermodal containers, automotive, forest and industrial products, as well as motor-carrier trailers on CPR’s fast roll-on/roll-off Expressway service.

Feeder Lines — The Eastern Corridor connects with a number of important feeder lines. The route between Montreal and Sunbury in combination with trackage rights over other railways, provides CPR direct access to New York City, New York; Albany, New York; Philadelphia, Newark, and Washington, D.C. The line between Guelph Junction, Ontario and Binghamton, New York, including haulage rights over the NS lines, links the southern Ontario industrial region with key U.S. connecting rail carriers at Buffalo, and with the Montreal-to-Sunbury line at Binghamton.

Connections — The Eastern Corridor connects with all major railways at Chicago. We have major connections with NS at Detroit, Buffalo, and at Harrisburg and Allentown, Pennsylvania. CPR also has major connections with CSX located at Detroit, Buffalo, Albany, Washington D.C., and Philadelphia.

Yards and Repair Facilities — In addition to yards and terminals at Toronto and Chicago, CPR supports its Eastern Corridor with major rail yards at Montreal and Binghamton. CPR also has intermodal facilities at Montreal and Detroit, as well as a second intermodal facility in Toronto dedicated to serving the Eastern Corridor. CPR has Expressway terminals at Montreal and Toronto (Milton and Agincourt). In addition to repair facilities in Toronto and Chicago, CPR has locomotive and car repair facilities in Montreal and Binghamton.

Other — On June 30, 2004 CPR announced a restructuring of the D&H whereby D&H and NS will provide yard and haulage services for each other, which restructuring is expected to reduce D&H’s costs and provide new income. The changes resulting from the D&H-NS arrangement are discussed further under the heading “Network Efficiency” in this AIF. The first set of changes was implemented in November 2004, and the remainder of the changes are expected to be implemented by the second quarter of 2005. The expected 2005 changes are subject to approval by the U.S. Surface Transportation Board (“STB”).

Right of Way

CPR’s rail network is standard gauge, which is used by all of the major railways in Canada, the U.S. and Mexico. Continuous welded rail is used on over 96% of CPR’s mainline. Virtually all of the network and primary feeder trackage is 100-pound rail or heavier, suitable for movements of 286,000-pound cars, the North American rail industry’s preferred car size.

CPR uses different train control systems on different portions of its owned track, depending on the volume of rail traffic. Centralized traffic control (“CTC”) signals are used to authorize the movement of trains where traffic is heaviest. Approximately 3,450 miles of the network are controlled with CTC signals.

Where rail traffic is lightest, train movements are directed by written instructions transmitted electronically and by radio from rail traffic controllers to train crews. In areas of intermediate traffic density, CPR uses an automatic block signalling system (“ABS”) in conjunction with the written instructions from rail traffic controllers. Approximately 700 miles of the network have ABS in place.

DESCRIPTION OF THE BUSINESS

Rolling Stock

The following table summarizes the locomotive fleet owned or leased by CPR, including the age distribution of the locomotive fleet:

Number of Locomotives
(owned and leased)

	Road Freight		Road	Yard
Age in Years	AC	DC	Switcher	Switcher	Total
0-5	268	—	—	—	268
6-10	314	—	—	—	314
11-15	—	21	—	—	21
16-20	—	95	94	8	197
Over 20	—	426	175	252	853

Totals	582	542	269	260	1,653

In addition to its locomotive fleet, CPR owns or leases approximately 50,300 freight cars, of which approximately 23,100 cars are owned by CPR and 9,000 of which are hopper cars owned by Canadian federal- or provincial-government agencies. Long-term leases on approximately 4,200 cars are scheduled to expire during 2005, and the leases on approximately 13,900 additional cars are scheduled to expire before the end of 2008.

Business Categories

CPR provides the shortest rail route for most bulk products transported from western Canada to the Port of Vancouver. CPR also provides highly competitive service routes between Vancouver and the U.S. Midwest and between Vancouver and the major population centres in central and eastern Canada. The CPR network provides a strategic link between the Port of Montreal and the U.S. Midwest. CPR also serves the major eastern population centres of Montreal, Toronto, Newark, New York City, Buffalo, Philadelphia and Washington, D.C.

The following table compares the percentage of CPR’s total freight revenue derived from each of its major business lines in 2004 versus 2002. CPR’s business balance has evolved to meet the needs of its customers and growth in the intermodal market.

Business Category	2004	2002
Bulk	44%	43%
Merchandise	28%	32%
Intermodal	28%	25%

DESCRIPTION OF THE BUSINESS

Freight

The following table summarizes CPR’s freight revenues since 2002.

		Fiscal		Fiscal		Fiscal
		2004		2003		2002
Freight Revenues		Growth		Growth		Growth
(in $ millions, except for		Rate as		Rate as		Rate as
percentages)		Compared		Compared		Compared
	Fiscal	to Fiscal	Fiscal	to Fiscal	Fiscal	to Fiscal
Business Category	2004	2003	2003	2002	2002	2001

Bulk
Grain	668	3.7%	644	2.1%	631	(15.8)%
Coal	530	19.4%	444	0.2%	443	(6.5)%
Sulphur and fertilizers	460	10.0%	418	4.2%	401	5.2%

Total bulk	1,658	10.1%	1,506	2.1%	1,475	(8.0)%

Merchandise
Forest products	322	(2.1)%	329	(8.6)%	360	1.7%
Industrial products	430	7.5%	400	(5.2)%	422	(2.0)%
Automotive	289	(4.9)%	304	(8.7)%	333	9.5%

Total merchandise	1,041	0.8%	1,033	(7.4)%	1,115	2.4%

Intermodal	1,030	9.6%	940	6.6%	882	9.7%

Total freight revenues	3,729	7.2%	3,479	0.2%	3,472	(0.7)%

Bulk

CPR’s bulk business, comprised of grain, coal, sulphur and fertilizers, represented approximately 44% of total freight revenues in 2004. CPR provides bulk transportation services along the shortest routes from major production areas in British Columbia, Alberta and Saskatchewan to the Port of Vancouver.

Grain

CPR’s grain business comprised approximately 18% of total freight revenues in 2004.

The grain moved by CPR consists of whole grains, primarily wheat, barley and canola, and processed products such as canola meal, vegetable oil and flour.

CPR’s network provides grain producers throughout North America with access to domestic and export markets. CPR has direct access to the ports of Vancouver, Thunder Bay, Montreal, and Duluth/Superior. Through its relationships with other railways, CPR also provides access to major ports in both Canada and the U.S.

CPR’s revenues from Canadian export grain movements are subject to the Canada Transportation Act, which includes a revenue formula. The revenue formula is indexed annually to reflect changes in the input costs associated with moving grain destined for export.

CPR has introduced a variety of products, including multi-car block incentives and car order fulfillment products, which encourage more efficient grain movements.

DESCRIPTION OF THE BUSINESS

Coal

CPR’s coal businesses represented approximately 14% of total freight revenues in 2004. In Canada, CPR transports metallurgical coal from mines in southeastern B.C. to port terminals for export to world markets, particularly the Pacific Rim. The mines located on CPR’s lines, some of the most efficient in North America, produce high-quality coal and have long-life reserves. The U.S. coal business handled by CPR consists mainly of thermal coal and petroleum coke, transported mainly within the U.S. Midwest.

      Elk Valley Coal Corporation (EVCC)

Coal shipper Elk Valley Coal Corporation (“EVCC”), pursuant to the rules of the Canadian Transportation Agency (“CTA”), referred the matter of rates and services for the transportation by CPR of coal from EVCC’s Elkview mine in southeastern B.C. to the Port of Vancouver to an independent arbitrator. Notwithstanding that CPR maintains that this matter is governed by a confidential contract, which CPR claims governs the movement of coal from all five of EVCC’s mines in southeastern BC, the arbitrator ruled in CPR’s favour. In a closely related matter, CPR has filed a statement of claim against EVCC in respect of all five mines for failure to pay applicable rail freight charges in accordance with the confidential contract. In January 2005, EVCC and CPR agreed to suspend all legal proceedings and entered into non-binding mediation in an attempt to resolve all disputes between the parties. The disputes are not expected to affect the continued shipment of coal by CPR from EVCC’s mines. The outcome of this matter could have a material impact on CPR’s revenues and financial position.

Sulphur and Fertilizers

Sulphur and fertilizers business represented approximately 12% of total freight revenues in 2004.

      Sulphur

Sulphur is a by-product of the oil and gas industry, primarily used in the production of phosphate fertilizers. CPR provides rail transportation services from the key production facilities in Canada to the U.S. and offshore markets — mainly China, Australia, and South Africa — via the Port of Vancouver.

      Fertilizers

The two main segments of the fertilizer business are potash and chemical fertilizers. CPR’s potash business moves primarily from Saskatchewan to markets in the U.S. and offshore countries through the ports of Vancouver, Thunder Bay, and Portland, Oregon. Chemical fertilizers are transported to Canadian and northern U.S. markets from key production areas in the Canadian Prairie provinces. Phosphate fertilizer traffic is also received from U.S. railways. CPR has long-term, inflation-protected contracts covering most of its fertilizer business.

Merchandise

CPR’s merchandise business represented approximately 28% of total freight revenues in 2004. Merchandise freight consists of finished vehicles and automotive parts, and forest and industrial products. Merchandise cargo moves in various car types on mixed trains accommodating a robust customer base across numerous traffic lanes. Significant volumes of merchandise traffic flows through a network of truck- rail transload facilities managed through CPLS. This division has the capability to offer logistics solutions to individual merchandise shippers.

Automotive

CPR’s automotive business represented approximately 8% of total freight revenues in 2004. CPR transports vehicles to and from several automotive plants in Ontario and automotive facilities across the CPR network. Automotive business consists of the transportation of domestic and import vehicles, automotive parts and agricultural equipment from North American assembly plants and the Port of Vancouver to destinations in the Canadian and U.S. marketplace.

DESCRIPTION OF THE BUSINESS

Forest Products

CPR’s forest products business represented approximately 9% of total freight revenues in 2004, transporting a variety of forest products including wood pulp, lumber, newsprint, paper, panel board and fibreboard. CPR mainly transports wood pulp from B.C. and eastern Canada, lumber from B.C. and Alberta and newsprint from eastern Canada, primarily destined for the U.S.

Industrial Products

CPR’s industrial products business represented approximately 11% of freight revenues in 2004. The industrial products business line includes many input commodities, such as chemicals, plastics, minerals, aggregates, metals, steel and scrap and energy-related products. Traffic moves within the domestic North American market and to export markets in the Pacific Rim.

Intermodal

CPR’s intermodal business accounted for approximately 28% of CPR’s total freight revenues in fiscal 2004. This business line, which generally consists of high-value, time-sensitive shipments, has grown significantly in recent years. CPR also believes that the intermodal business has attractive, long-term growth prospects. To enhance competitiveness and prepare for continued growth, CPR has increased capacity at its intermodal terminals in Vancouver, Calgary, Chicago, Toronto and Montreal. CPR is also implementing new technology to provide better shipment tracking and an improved overall service product to its customers.

Import/Export Intermodal

The international segment mainly handles containers of consumer goods between the ports of Vancouver and Fraser Surrey, B.C., Montreal, New York and Philadelphia, and inland Canadian and U.S. destinations.

North American Intermodal

North American intermodal traffic, transporting mainly retail goods, moves between Toronto, Montreal, Chicago and several western Canadian cities. CPR has entered into co-location initiatives, under which major retailers have built regional distribution facilities adjacent to certain CPR intermodal terminals.

Expressway

CPR’s Expressway provides high-quality rail services in the short-haul market. Expressway works in partnership with the trucking industry by carrying standard, non-reinforced trailers between major urban centres. A number of major motor carriers serving the automotive, resource, food and retail sectors use CPR’s Expressway.

Canadian Pacific Logistics Solutions

CPLS, a division of CPR, provides supply-chain consulting, logistics management, and facility services, to rail and non-rail customers.

Other Business

CPR earns additional revenues through the sale or lease of its assets. These arrangements include infrastructure and operating agreements with government-sponsored commuter rail authorities, the sale of CPR’s rights to lay fibre-optic cable along its track right-of-way and contracts with passenger-service operators. CPR also operates the “Royal Canadian Pacific”, a luxury train composed of CPR’s historic business car fleet.

Economic Dependence

At December 31, 2004, one customer comprised 11.7% of total revenues and 12.4% of CPR’s total accounts receivable. At December 31, 2003 and 2002, no customer’s revenues were greater than 10% of total freight revenues.

DESCRIPTION OF THE BUSINESS

Risk Factors

Competition

The freight transportation industry is highly competitive. CPR faces intense competition for freight transportation in Canada and the U.S., including competition from other railways and trucking companies. Competition is based mainly on price, quality of service and access to markets. Any improvement in the cost structure or service of CPR’s competitors could increase this competition and materially adversely affect the Company’s business or operating results.

In recent years there has been significant consolidation of the railway industry in North America. The resulting larger railway companies are able to offer services in larger market areas and compete with CPR in these markets. Competition from current and future competitors in the railway industry could create a risk for CPR’s competitive position and may materially adversely affect the Company’s business, financial condition or operating results.

Economic and Other Conditions

CPR’s freight volumes and revenues are largely dependent upon the health of the North American and global economy and other factors affecting the volumes and patterns of international trade. CPR is also sensitive to factors such as weather, commodity pricing and global supply and demand, as well as factors affecting North America’s agricultural, mining, forest products, consumer products, import/export markets and automotive sectors. These factors are beyond the influence or control of the railway industry generally and CPR specifically.

Fuel Prices

The Company is particularly dependent upon fuel costs which constitute a significant portion of CPR’s operating costs. Fuel prices and supplies are influenced significantly by international political and economic circumstances. If a fuel shortage were to arise from OPEC production curtailments, a disruption of oil imports or other factors, the resulting higher fuel prices could materially affect CPR’s operating results. Specifically, an increase in the price of fuel would result in lower earnings and increased cash outflows. To manage this exposure to fluctuations in fuel prices, as part of CPR’s hedge policy, the Company sells or purchases crude oil futures. To the extent that fuel costs decline below the levels specified in any such futures contracts, CPR will not receive the full benefit of these contracts.

Foreign Exchange Risk

Although CPR conducts its business and receives revenues primarily in Canadian dollars, a significant portion of CPR’s revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and, in turn, positively or negatively affects the Company’s revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars on future revenue streams and certain U.S. dollar expenditures, CPR sells or purchases forward U.S. dollars at fixed rates in future periods. To the extent that exchange rates decline below the rate fixed by such futures contracts, the Company will not receive the full benefit of these contracts.

Regulatory Bodies

CPR’s railway operations in Canada are subject to regulations under the Canada Transportation Act and the Railway Safety Act and certain other statutes administered by the Canadian Transportation Agency and the Federal Minister of Transportation. U.S. railway operations are subject to regulation administered by the STB and the Federal Railroad Administration (“FRA”). Other federal, provincial, state and local regulations also govern the Company’s railway operations, as well as a variety of health, safety, labour, environmental and other matters.

The Company is also subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. Future decisions by the U.S. government on homeland security matters or decisions by the industry in response to security threats to the North American rail network could materially adversely affect CPR’s business or operating results.

DESCRIPTION OF THE BUSINESS

Environmental Laws and Regulations

The Company’s operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. CPR transports hazardous materials and periodically uses hazardous materials in its operations. Any allegations or findings to the effect that the Company has violated such laws or regulations could materially affect business or operating results.

In certain locations, CPR operates on properties that have been used for railways for over a century. As a result, historic releases of hazardous waste or materials may be discovered, requiring remediation of CPR properties or subjecting the Company to liability for damages, the cost of which may be material. Changing regulations and remedial approaches in Canada and the U.S. will ultimately impact the costs of remediation and overall environmental liability. The regulatory tendency towards increased protection of human health from specific chemicals may mean that sites that were previously remediated, or that did not require actions, could be subject to further scrutiny. There is a possibility that an accidental release of hazardous waste or materials on CPR properties could occur and the costs of remediation of properties affected by such accidental release may be material.

In the operation of a railway, it is possible that derailments or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

Labour Relations

Relations with CPR employees could deteriorate due to disputes related to, among other things, wage or benefit levels or the Company’s response to changes in government regulation of workers and the workplace. CPR’s operations rely heavily on its employees. Any labour shortage or stoppage caused by poor relations with employees, including those represented by unions, could adversely affect CPR’s ability to provide services and the costs of providing such services, which could materially harm business or operating results and materially harm relationships with CPR’s customers.

Certain of CPR’s union agreements are currently under renegotiation, as discussed under the heading “Labour Relations” in this AIF. The Company has no guarantee that these negotiations will be resolved in a timely manner or on terms favourable to CPR.

Pension Plans

CPR maintains both defined benefit and defined contribution pension plans. With historic declines in equity markets and current low interest rates, the plans’ unfunded liabilities have increased significantly. Pension funding requirements are dependent upon various factors, including interest rate levels, asset returns, regulatory requirements for funding purposes and changes to pension plan benefits. In the absence of favourable changes to these factors, the Company may have to satisfy the under-funded amounts of its plans through cash contributions from time to time.

Indemnifications

Pursuant to a trust and custodial services agreement between the Company and the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the Fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the Fund. The indemnity survives the termination or expiry of the agreement with respect to claims, liabilities, etc., arising prior to the termination or expiry. At December 31, 2004, the Company had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.

Pursuant to the bylaws of CPR, all current and former directors and officers of the Company are indemnified by the Company. CPR carries a directors’ and officers’ liability insurance policy subject to a maximum coverage limit and certain deductibles in cases where a director or officer is reimbursed by CPR for any loss covered by the policy.

DESCRIPTION OF THE BUSINESS

Safety

CPR’s Safety and Health Management Committee provides ongoing focus, leadership, commitment and support for efforts to improve the safety of CPR’s operations, and the safety and health of CPR employees. Safety Framework, the Company’s safety management process, involves more than 1,000 employees in planning and implementing safety-related activities. This safety management process, combined with a planning process that encompasses all operational functions, ensures a continuous and consistent focus on safety.

In 2004, FRA personal injuries per 200,000 employee hours (100 employee years in 2004) were 2.7, down 13% from 2003 and down 25% since 2002. FRA reportable train accidents per million train miles were 2.1 in 2004. This was a 17% increase compared to the previous two years, but was the same as the frequency achieved in 2001.

Competition

CPR’s primary competitors for freight transportation in Canada and the U.S. include other railways and trucking companies. CPR is subject to competition for freight traffic from other Class 1 railways, particularly BNSF, CN, NS, CSX and UP. Competition is based mainly on price, service and accessibility to markets. Competition with the trucking industry is generally focused on freight rates, flexibility of service and transit time performance.

Border Security

In 2002, CPR became the first railway in North America to be approved under a new Canada Border Services Agency (“CBSA”) program to streamline clearance at the border for imports from the U.S. Under the Customs Self-Assessment (“CSA”) program, goods and shippers approved as low risk have a virtual fast lane into Canada on CPR. Eligible goods include finished vehicles, parts for vehicles, food products and other common items frequently imported from the U.S.

The CSA program reduces the cost of compliance with Canada’s import regulations. Under the program, approved importers can file monthly summary customs reports on their shipments instead of a report on each shipment. Approved importers also benefit from improved efficiencies, as their goods can be delivered directly to their facilities without stopping for inspection at the border or waiting for customs clearance. CPR benefits from improved freight car velocity, as shipments for customers approved under CSA can move more easily across the U.S. border.

CPR is also a certified carrier with the U.S. Customs and Border Protection’s (“CBP”) Customs — Trade Partnership Against Terrorism (“C-TPAT”) program and the CBSA’s Partners in Protection (“PIP”) program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security.

Under the joint Declaration of Principles signed in April 2003, CPR committed to work with the CBSA and CBP to install Vehicle and Cargo Inspection Systems (“VACIS”) at five of CPR’s border crossings. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments. Four of the VACIS systems are now fully operational and CPR is currently working with CBP and CBSA on the fifth installation in Windsor, Ontario, which is expected to be complete by third-quarter 2005. The joint government-industry initiative to enhance the security of U.S.-bound rail shipments ensures trade continues to flow between the two countries. These discussions were part of the larger process of implementing the Smart Border Declaration adopted by Canada and the U.S. in December 2001.

Labour Relations

As at December 31, 2004, approximately 79% of CPR’s workforce is unionized, with approximately 80% of CPR’s workforce located in Canada. Unionized employees are represented by a total of 36 bargaining agents. Seven bargaining agents represent CPR employees in Canada and the remaining 29 represent employees in CPR’s U.S. operations.

Labour Relations — Canada

Agreements are currently in place with four of the seven bargaining units in Canada. Of the collective agreements currently in effect, the two agreements with the Rail Canada Traffic Controllers (“RCTC”) and the Canadian Pacific Police Association (“CPPA”) expire at the end of 2005, and the two agreements with the United Steel Workers of America (“USWA”) and the Teamsters Canada Rail Conference — Running Trade Employees (“TCRC-RTE”) expire at the end of 2006.

DESCRIPTION OF THE BUSINESS

A three-year collective agreement was ratified in January 2004 by members of the USWA. The agreement with the USWA, which represents clerical employees of CPR, extends to the end of 2006 and allows for wage increases for 2004, 2005 and 2006 of 3%, 2% and 2%, respectively.

Train crew employees have elected the TCRC-RTE as their bargaining agent, replacing the Canadian Council of Railway Operating Unions (“CCROU”). In January 2005, the TCRC-RTE ratified a four-year agreement in effect until the end of 2006. The agreement allows for wage increases for 2003, 2004, 2005 and 2006 of 2%, 3%, 2.5%, and 3% respectively. It includes benefit plan, pension and work-rule changes designed to contain costs and maximize value for employees.

Track maintenance employees have elected the Teamsters Canada Rail Conference — Maintenance of Way Division (“TCRC-MWD”) as their bargaining agent, replacing the Brotherhood of Maintenance of Way Employees (“BMWE”). CPR’s collective agreement with the BMWE expired on December 31, 2003. A Memorandum of Settlement secured on January 14, 2005 is currently being voted upon by employees.

CPR’s collective agreement with the Canadian Auto Workers (“CAW”), which represent employees who maintain and repair locomotives and freight cars, expired on December 31, 2004. A Memorandum of Settlement for a three-year collective agreement extending to the end of 2007 was achieved on February 11, 2005, and is being voted upon by employees.

Negotiations commenced in September 2004 with the International Brotherhood of Electrical Workers (“IBEW”), which represents signal maintainers. CPR’s collective agreement with the IBEW expired at the end of 2004. Negotiations are continuing.

The Company is preparing for negotiations with the Rail Canada Traffic Controllers and the Canadian Pacific Police Association that are scheduled to commence in September 2005.

Labour Relations — U.S.

CPR is party to collective agreements with 29 bargaining units in the U.S., including 15 bargaining units representing employees of CPR’s Soo Line and 14 bargaining units representing employees on CPR’s D&H.

The U.S. Class 1 railroads negotiate collectively on a national basis and in the most recent bargaining round that began in December 1999, three of the 13 unions have not yet settled. As of December 31, 2004, a new round of bargaining opened for all 13 unions. Even though Soo Line and D&H elect to negotiate independent of the national bargaining, the content and duration of the national negotiations impact settlements on Soo Line and to a lesser extent on D&H.

Soo Line

Soo Line has renewed agreements with seven unions representing track maintainers, freight car repair employees, clerks, train dispatchers, signal repair employees, machinists and conductors. Tentative settlements have been reached with two other bargaining units, which represent electricians and communication workers, and yard supervisors. Negotiations are continuing with the six remaining bargaining units, which represent locomotive and car foremen, mechanical labourers, blacksmiths and boilermakers, sheet metal workers, police, and locomotive engineers. Negotiations with the Teamsters, representing locomotive engineers, are being assisted through mediation.

D&H

D&H has renewed agreements with five unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees and mechanical supervisors. Negotiations are continuing with the remaining nine bargaining units, which represent track maintainers, conductors and trainpersons, engineering supervisors, machinists, yard supervisors, electricians, labourers, police, and pipefitters.

Environmental Protection

CPR has implemented a comprehensive Environmental Management System (“EMS”), which uses the ISO 14001 standard five elements — policy, planning, implementation and operation, checking and corrective action, and management review — as described briefly below.

DESCRIPTION OF THE BUSINESS

Policy

CPR has adopted an Environmental Protection Policy and continues to develop and implement policies and procedures to address specific issues and facilitate the reduction of environmental risk. Each policy is implemented with training for employees and a clear identification of roles and responsibilities.

CPR has been a Responsible Care® partner of the Canadian Chemical Producers Association since 1998. Responsible Care® is a chemical industry initiative that involves a public commitment to continually improve the industry’s environmental, health and safety performance. CPR successfully completed its first Responsible Care® external verification in June 2002 and was granted “Responsible Care® practice-in-place” status. Re-verification is scheduled for 2005.

CPR has also been a partner of the American Chemistry Council since 1999. CPR is scheduled to be verified for the first time in the U.S. by 2006.

Planning

CPR prepares an annual Corporate Environmental Plan that details CPR’s work plan for the coming year, including CPR’s environmental goals and objectives, as well as high level strategies and tactics. Various departments throughout the Company use the plan to integrate key corporate environmental strategies into their own business plans.

Implementation and Operation

CPR has developed specific environmental programs to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities, and environmental impact assessment. CPR environmental specialists and/or consultants lead these programs.

CPR continues to focus on preventing spills and other incidents that have a negative impact on the environment. As a precaution, the Company has established a Strategic Emergency Response Contractor network and located spill equipment kits across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, CPR regularly updates and tests emergency preparedness and response plans.

CPR has taken a proactive position to the remediation of historically impacted sites. In 1995, CPR recorded a provision of $144 million, before tax, to cover anticipated expenditures on environmental remediation programs. The Company re-evaluated its environmental liability needs in 1999 and as a result it increased expected remediation costs by $50 million, before tax. In 2004, CPR recorded a $101 million charge to recognize environmental liabilities previously unknown. Currently, the environmental accrual has been extended to 2014.

Environmental Contamination

In the fourth quarter of 2004, the Company recorded a $91-million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a property in Minnesota, which includes areas previously leased to third parties. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate State of Minnesota authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. CPR now has sufficient information to reasonably estimate clean-up and other applicable costs for the entire property. CPR expects to file with the State of Minnesota in 2005 a response action plan for the east side of the property.

The charge was taken in the fourth quarter of 2004 because future liability increases for this property became probable and reasonably estimable, in accordance with applicable accounting standards, based on the present scientific and engineering knowledge about the property. The estimate may change as new information becomes available or new developments occur. The costs are expected to be incurred over approximately 10 years.

CPR has initiated litigation against two former lessees that it believes are responsible for a large portion of the contamination. Under applicable accounting rules, no recovery has been accrued since any recovery is dependent upon the outcome of the lawsuit, which is at present scheduled for trial in 2007.

DESCRIPTION OF THE BUSINESS

Checking and Corrective Action

CPR’s environmental audit program comprehensively, systematically and regularly assesses CPR’s facilities for compliance with legal requirements and conformance of CPR’s policies to accepted industry standards. Audit scheduling is determined through risk assessment for each facility. Audits are led by third-party environmental audit specialists supported by CPR environmental staff.

Audits are followed by a formal Corrective Action Planning process to ensure that findings are addressed in a timely manner. Progress is monitored and reported quarterly to senior management against corporate targets for completion. In 2004, as in the past three years, CPR achieved these targets.

Management Review

CPR’s Board of Directors has established an Environmental and Safety Committee that conducts a semi-annual comprehensive review of environmental issues. An Environmental Lead Team, which is comprised of senior leaders of Real Estate, Legal Services, Marketing and Sales, Finance, Operations, Supply Services and Environmental Services, meets quarterly to review environmental matters.

Expenditures

CPR spent approximately $37 million in 2004 for environmental management. Of this amount, $13 million was spent on ongoing operations, $2 million on capital program upgrades and $22 million under the remediation program. Disposal of significant derailment wastes amounted to an additional $1 million.

Regulation and Other Issues

CPR’s rail operations in Canada are subject to regulation of service, rate setting, network rationalization and safety by the Canada Transportation Act, the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to regulations administered by the STB and the FRA.

Canadian Regulation

CPR’s economic activities, including matters relating to rates, level of service obligations and line discontinuance, are subject to the provisions of the Canada Transportation Act.

The Canada Transportation Act contains shipper rate and service protections, including final-offer arbitration, competitive line rates, and compulsory interswitching (which allows a shipper to request a railway to move its traffic to the nearest competitive interchange point with another railway within a 30-kilometre radius for a regulated fee). However, to gain recourse to certain of these protections, shippers must establish that they would suffer substantial commercial harm if the relief sought were not granted. These shipper protections also extend to western Canadian grain transportation.

In 2000, the Minister of Transport (“the Minister”) initiated a review of the Canada Transportation Act to assess whether it provides Canadians with “an efficient, flexible and affordable transportation system”. The report of the panel appointed by the Minister to conduct the review was released on July 18, 2001. The report acknowledged there is a significant level of competition within the Canadian transportation industry, railways are entitled to adequate financial returns, and railways have improved their productivity and returned these improvements to customers. In addition, the panel recognized that the freight rail system works well for the vast majority of users in most markets.

On February 25, 2003, the federal government introduced a bill with miscellaneous changes to the Canada Transportation Act. The bill did not become legislation. It is not known whether the federal government will reintroduce the proposed changes in the current or any future Parliament.

Pursuant to the Canada Transportation Act, CPR is subject to prescribed limits on revenue from transporting western Canadian grain. Penalties may be imposed if these limits are exceeded. In 2004, CPR revenues for the movement of grain in western Canada exceeded the revenue cap by approximately $322,000 on revenues of approximately $310 million (or 0.1%). The penalty levied against CPR of approximately $16,000 has been paid to a grain research foundation for the benefit of the western grain industry.

DESCRIPTION OF THE BUSINESS

Canada’s federally-regulated railways are also subject to the Railway Safety Act, which governs safety and operational aspects of the industry, as well as the Canadian Transportation Accident Investigation and Safety Board Act. CPR is also subject to legislation relating to the environment and the transportation of hazardous materials. Amendments to the Transportation of Dangerous Goods regulations were enacted in August 2002.

U.S. Regulation

There have been efforts in recent years to re-regulate certain aspects of the U.S. rail industry previously deregulated under the Staggers Rail Act of 1980. The rail industry opposes such re-regulation.

The STB regulates a variety of railway matters, including: service levels; certain freight car rental payments; certain rail traffic rates; the terms under which railways may gain access to each other’s facilities and traffic; mergers or acquisitions of railways and the abandonment, sale, and discontinuance of operations on rail lines.

In June 2001, the STB issued new regulations governing mergers and consolidation of Class 1 railways in the U.S. CPR believes these new regulations require applicants to demonstrate that a proposed transaction would be in the public interest and would enhance competition where necessary to offset any negative effects.

The FRA governs all safety-related aspects of railway operations within the U.S. and, therefore, has jurisdiction over CPR operations conducted within the U.S. State and local regulatory agencies may also exercise jurisdiction over certain safety and operational matters of local significance.

Insurance

CPR maintains insurance policies to protect its assets and to protect against liabilities. CPR’s insurance policies include, but are not limited to, liability insurance, directors and officers liability insurance, automobile insurance and property insurance. The property insurance program includes business interruption coverage which would respond in the event of catastrophic damage to CPR’s infrastructure. CPR believes that it has adequate insurance in place to protect the Company from known and unknown liabilities.

Related-party Transactions

In 2004, CPR provided no rail services to related parties.

CPR entered into agreements with former affiliate CP Ships Ltd. (“CP Ships”), a related party of CPR prior to completion of the Arrangement, for the transportation of CP Ships’ container rail traffic through the ports of Montreal and Vancouver. The agreements provide for the use of CPR rail services for all of CP Ships’ container rail traffic on specified routes to and from certain cities in Canada and the U.S. The agreements with CP Ships were to expire on January 31, 2004. However, the parties have entered into a new long-term agreement extending the arrangement to 2014. The terms of the new agreement do not differ materially from those contained in the agreements entered into prior to the completion of the Arrangement.

CPR has entered into an agreement with former affiliate Fording Inc. (“Fording”), a related party of CPR prior to completion of the Arrangement, for the transportation of all of the coal processed at Fording’s mines in B.C. to the Port of Vancouver. The term of the Fording agreement expires on March 31, 2007.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected financial and operating information for CPR for the years ended December 31, 2000 through 2004.

Summary Financial Data	2004	2003(2)	2002(2)	2001(2)	2000(2)

INCOME STATEMENT DATA:	(in millions, except per share data)

Revenues	$3,902.9	$3,660.7	$3,665.6	$3,698.6	$3,655.1
Operating expenses, before other specified items(1)	3,114.4	2,931.1	2,821.6	2,870.5	2,820.4
Operating income, before other specified items(1)	788.5	729.6	844.0	828.1	834.7
Other charges, before spin-off bridge financing fees(1)	36.1	33.5	21.8	26.4	21.0
Interest expense	218.6	218.7	242.2	209.6	167.0
Income tax expense, before FX on LTD, income tax recovery and income tax on other specified items(1)(3)	172.4	147.3	181.2	223.3	242.4
Income, before other specified items and FX on LTD(1)	$361.4	$330.1	$398.8	$368.8	$404.3

Foreign exchange gains (losses) on long-term debt (“FX on LTD”)(3) (net of tax)	94.4	224.4	16.7	(48.2)	(39.2)

Other specified items:
Loss on transfer of assets to outsourcing firm	—	(28.9)	—	—	—
Restructuring, asset impairment and/or environmental charges	(71.9)	(215.1)	—	—	—
Spin-off related and incentive compensation charges	—	—	—	(24.5)	—
Bridge financing fees related to spin-off	—	—	—	(17.2)	—
Revaluation of future income taxes	—	59.3	—	—	—
Tax rate change effect on future income tax liability	—	(52.7)	—	—	—
Income tax recovery	—	—	72.0	64.0	131.7
Income tax on other specified items	29.1	84.2	—	18.1	—
Net income(3)	$413.0	$401.3	$487.5	$361.0	$496.8

Basic earnings per share, before other specified items and FX on LTD(1)(2)(3)	$2.28	$2.08	$2.52	$2.33	$2.55
Diluted earnings per share, before other specified items and FX on LTD(1)(2)(3)	$2.27	$2.07	$2.50	$2.32	$2.55
Basic earnings per share(3)	$2.60	$2.53	$3.08	$2.28	$3.14
Diluted earnings per share(3)	$2.60	$2.52	$3.06	$2.27	$3.13

Notes:
(1)	Excludes other specified items which are described under the heading “Other Specified Items” in CPR’s 2004 Management’s Discussion and Analysis. It should be noted that CPR’s operating results, before FX on LTD and other specified items, as described in this AIF, have no standardized meanings prescribed by Canadian generally accepted accounting principles (“GAAP”) and, therefore, are unlikely to be comparable to similar measures presented by other companies.
(2)	Certain expenses for the years 2000 to 2003 were restated to reflect the implementation of a new accounting standard under Canadian GAAP for Asset Retirement Obligations. Earnings per share figures were also restated for these years to conform to this new accounting standard.
(3)	Effective January 1, 2002, CPR was required to adopt retroactively, with restatement, the new Canadian Institute of Chartered Accountants accounting standard for the treatment of FX on LTD. Figures for 2001 and 2000 were restated to conform to this standard.
(4)	Return on capital employed (after taxes) is calculated as income, before other specified items and FX on LTD, less interest expense, divided by average net-debt-plus-equity, and multiplied by one minus CPRC’s normalized tax rate for each respective period.
(5)	Net-debt to net-debt-plus-equity has been calculated by dividing total debt (being long-term debt, including long-term debt maturing within one year, plus advances from affiliates) by total capitalization (being total debt plus total shareholders’ equity).

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary Financial Data	2004	2003(2)	2002(2)	2001(2)	2000(2)

BALANCE SHEET DATA:

Total assets(3)	$10,499.8	$9,956.7	$9,664.3	$9,675.5	$8,681.9
Long-term debt, before current portion	$3,075.3	$3,348.9	$2,922.1	$3,709.0	$2,276.3
Shareholders’ equity	$3,982.4	$3,654.6	$3,368.3	$2,962.8	$3,436.3

FINANCIAL RATIOS:

Operating ratio, before other specified items(1)(2)	79.8%	80.1%	77.0%	77.6%	77.2%
Annual return on capital employed (after taxes), before other specified items and FX on LTD(4)	7.3%	7.2%	9.0%	8.5%	9.4%
Net-debt to net-debt-plus-equity(5)	42.9%	46.9%	47.4%	51.8%	39.1%

Notes:
(1)	Excludes other specified items which are described under the heading “Other Specified Items” in CPR’s 2004 Management’s Discussion and Analysis. It should be noted that CPR’s operating results, before FX on LTD and other specified items, as described in this AIF, have no standardized meanings prescribed by Canadian generally accepted accounting principles (“GAAP”) and, therefore, are unlikely to be comparable to similar measures presented by other companies.
(2)	Certain expenses for the years 2000 to 2003 were restated to reflect the implementation of a new accounting standard under Canadian GAAP for Asset Retirement Obligations. Earnings per share figures were also restated for these years to conform to this new accounting standard.
(3)	Effective January 1, 2002, CPR was required to adopt retroactively, with restatement, the new Canadian Institute of Chartered Accountants accounting standard for the treatment of FX on LTD. Figures for 2001 and 2000 were restated to conform to this standard.
(4)	Return on capital employed (after taxes) is calculated as income, before other specified items and FX on LTD, less interest expense, divided by average net-debt-plus-equity, and multiplied by one minus CPRC’s normalized tax rate for each respective period.
(5)	Net-debt to net-debt-plus-equity has been calculated by dividing total debt (being long-term debt, including long-term debt maturing within one year, plus advances from affiliates) by total capitalization (being total debt plus total shareholders’ equity).

Reference is made to the factors affecting the comparability of the foregoing financial data under the headings “Summary of significant accounting policies” and “New accounting policies” in Notes 1 and 2, respectively, in the “Notes to Consolidated Financial Statements” included in the Company’s 2004 Annual Report.

DIVIDENDS

Declared Dividends and Dividend Policy

The details of dividends declared by the Board of Directors since the initial listing of CPR’s Common Shares on the Toronto and New York stock exchanges in October 2001 are as follows:

Dividend Amount	Record Date	Payment Date
$0.1275	December 27, 2001	January 28, 2002
$0.1275	March 27, 2002	April 29, 2002
$0.1275	June 27, 2002	July 29, 2002
$0.1275	September 27, 2002	October 28, 2002
$0.1275	December 27, 2002	January 27, 2003
$0.1275	March 28, 2003	April 28, 2003
$0.1275	June 27, 2003	July 28, 2003
$0.1275	September 26, 2003	October 27, 2003
$0.1275	December 24, 2003	January 26, 2004
$0.1275	March 26, 2004	April 26, 2004
$0.1275	June 25, 2004	July 26, 2004
$0.1325	September 24, 2004	October 25, 2004
$0.1325	December 31, 2004	January 31, 2005
$0.1325	March 25, 2005	April 25, 2005

The Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. The Company is, however, under no obligation to declare dividends and the declaration of dividends is wholly within the Board of Directors’ discretion. Further, the Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Lastly, restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

CAPITAL STRUCTURE

Description of Capital Structure

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

1).	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

a).	Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by CPR’s Board of Directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends of the Common Shares to the exclusion of any other class of shares of the Company.

b).	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Company.

c).	Voting rights: The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one (1) vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Company.

2).	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:

a).	Authority to Issue in One or More Series: The First Preferred Shares may at any time or from time to time be issued in one (1) or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

b).	Voting Rights: The holders of the First Preferred Shares will not be entitled to receive notice of or to attend meeting of the shareholders of the Company and will not be entitled to vote at any such meeting, except as may be required by law.

c).	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

d).	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares of the Company and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distributions of assets of the Company in the event of any liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

e).	Dividends Preferential: Except with the consent in writing of the holders of all outstanding First Preferred Shares, no dividend may be declared and paid on or set apart for payment on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding has been declared and paid or set apart for payment.

CAPITAL STRUCTURE

3).	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as following:

a).	Authority to Issue in One or More Series: The Second Preferred Shares may at any time or from time to time be issued in one (1) or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

b).	Voting Rights: The holders of the Second Preferred Shares will not be entitled to receive notice of or to attend any meetings of the shareholders of the Company and will not be entitled to vote at any such meeting, except as may be required by law.

c).	Limitation on Issue: The Board may not issue any second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

d).	Ranking of Second Preferred Share: The Second Preferred Shares will be entitled to priority over the Common Shares of the Company and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up of its affairs.

e).	Dividend Preferential: Except with the consent in writing of the holders of all outstanding Second Preferred Shares, no dividend may be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding has been declared and paid or set apart for payment.

CAPITAL STRUCTURE

Security Ratings

The Company’s debt securities are rated annually by three approved rating organizations — Moody’s Investors Service, Standard & Poor’s and Dominion Bond Rating Service Limited. Currently CPR’s securities are rated as Investment Grade, as shown in the chart below:

Approved Rating Organization	Long Term Debt
Moody’s Investors Service	Baa2
Standard & Poor’s	BBB
Dominion Bond Rating Service	BBB

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor and may be subject to revision or withdrawal at any time by the rating agencies. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

MARKET FOR SECURITIES

Stock Exchange Listings

The common shares of CPR are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol CP.

Trading Price and Volume

The following chart provides the monthly trading information for CPR common shares on the Toronto Stock Exchange during 2004.

	Opening	High	Low	Closing	Number of	Volume of
	Price per	Price per	Price per	Price per	Trades	Shares
Month	Share ($)	Share ($)	Share ($)	Share ($)	Performed	Traded
January	36.59	37.55	34.30	34.33	15,648	10,985,473
February	34.79	35.22	30.77	31.50	22,091	15,210,160
March	31.55	33.36	30.32	31.50	26,895	14,821,995
April	31.86	32.95	30.41	30.50	23,444	14,312,109
May	30.70	31.25	29.36	30.69	17,271	11,302,984
June	30.50	33.10	30.11	32.75	19,510	15,047,047
July	32.51	34.22	31.70	33.70	15,161	9,391,682
August	34.15	34.19	31.60	33.37	13,339	6,565,897
September	33.20	33.84	31.71	32.69	13,413	10,508,698
October	32.45	34.80	32.45	34.41	15,490	13,840,085
November	34.31	39.00	34.02	38.85	27,436	20,189,207
December	39.05	41.55	36.76	41.10	28,708	20,577,814

The following chart provides the monthly trading information for CPR common shares on the New York Stock Exchange during 2004.

	Opening	High	Low	Closing	Number of	Volume of
	Price per	Price per	Price per	Price per	Trades	Shares
Month	Share ($)	Share ($)	Share ($)	Share ($)	Performed	Traded
January	28.30	29.13	25.82	25.95	4,488	1,478,700
February	25.90	26.55	23.10	23.51	5,858	2,187,800
March	23.73	25.23	22.65	24.18	6,707	2,449,500
April	24.19	25.17	22.14	22.22	6,540	2,719,500
May	22.25	22.85	21.40	22.39	6,206	2,463,100
June	22.25	24.64	22.04	24.63	7,206	3,019,800
July	24.64	25.81	24.25	25.47	7,073	2,662,500
August	25.47	26.05	23.83	25.45	6,300	1,895,900
September	25.40	26.25	24.67	25.78	4,505	1,185,200
October	25.85	28.51	25.58	28.25	5,802	2,145,400
November	28.15	32.85	28.05	32.74	7,437	2,883,900
December	33.05	34.50	29.77	34.41	11,837	4,731,100

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.

Directors

Year of annual
meeting at which
term of office
	Position held and principal occupation	expires (Director
Name and municipality of residence	within the preceding five years(1)	since)

S.E. Bachand (2)(3)(5) Ponte Vedra Beach, Florida, U.S.A.	Retired President and Chief Executive Officer, Canadian Tire Corporation, Limited (hard goods retailer specializing in automotive, sports and leisure and home products)	2005 (2001)

J.E. Cleghorn, O.C., F.C.A. (2)(3)(6) Toronto, Ontario, Canada	Chairman, SNC-Lavalin Group Inc., (international engineering and construction firm)	2005 (2001)

T.W. Faithfull (3)(4)(5) Oxford, England	Retired President and Chief Executive Officer Shell Canada Limited (oil and gas company)	2005 (2003)

J.E. Newall, O.C. (3) Calgary, Alberta, Canada	Chairman, Canadian Pacific Railway Limited, and NOVA Chemicals Corporation (chemicals company producing styrenics, olefins and polyolefin products)	2005 (2001)

Dr. J.R. Nininger (3)(4)(5) Ottawa, Ontario, Canada	Retired President and Chief Executive Officer, The Conference Board of Canada (private not-for-profit research group)	2005 (2001)

M. Paquin (2)(3)(4) Montreal, Quebec, Canada	President and Chief Executive Officer, Logistec Corporation (international cargo-handling company)	2005 (2001)

M.E.J. Phelps, O.C. (3)(4)(5) West Vancouver, B.C., Canada	Chairman, Dornoch Capital Inc. (private investment company)	2005 (2001)

R. Phillips, O.C. (2)(3)(6) Regina, Saskatchewan, Canada	Retired President and Chief Executive Officer, IPSCO Inc. (steel manufacturing company)	2005 (2001)

R.J. Ritchie Calgary, Alberta, Canada	President and Chief Executive Officer, Canadian Pacific Railway Limited	2005 (2001)

M. W. Wright (2)(3)(5) Longboat Key, Florida, U.S.A.	Retired Chairman of the Board, SUPERVALU INC. (food distributor and grocery retailer)	2005 (2001)

Notes:
(1)	S.E. Bachand was President and Chief Executive Officer of Canadian Tire Corporation, Limited from March 1993 to August 2000. J.E. Cleghorn was Chairman and Chief Executive Officer of the Royal Bank of Canada from January 1995 to July 2001. T.W. Faithfull was President and Chief Executive Officer of Shell Canada Limited from April 1999 until July 2003. Dr. J.R. Nininger was President and Chief Executive Officer of The Conference Board of Canada from September 1978 to August 2001. M.E.J. Phelps was Chairman and Chief Executive Officer of Westcoast Energy Inc. from June 1988 until March 2002. R. Phillips was President and Chief Executive Officer of IPSCO, Inc. from 1982 until December 2001. R.J Ritchie became President of Canadian Pacific Railway Company in July 1996 and continues to hold that position. M.W. Wright was Chairman and Chief Executive Officer of SUPERVALU INC. from June 1981 until June 2001 and Chairman until June 2002.
(2)	Member of the Audit, Finance and Risk Management Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Environmental and Safety Committee.
(5)	Member of the Management Resources and Compensation Committee.
(6)	Member of the Pension Trust Fund Committee.

DIRECTORS AND OFFICERS

Cease Trade Orders

S.E. Bachand was a director of Krystal Bond Inc. when it was subject to a cease trade order on April 12, 2002 for failure to file financial statements. It has since ceased to operate as a going concern. J.E. Cleghorn, a director of Nortel Networks Corporation and Nortel Networks Limited is subject to a cease trade order issued in May 2004, for failure to file certain financial statements, by the Ontario Securities Commission against directors, officers and certain other current and former employees of Nortel Networks prohibiting trading in Nortel Networks securities.

Senior Officers

As at February 21, 2005, the following were executive officers of CPR:

Principal occupation within the
Name and municipality of residence	Position held	preceding five years
J.E. Newall, O.C. Calgary, Alberta, Canada	Chairman	Chairman, NOVA Chemicals Corporation (chemicals company producing styrenics, olefins and polyolefin products)

R.J. Ritchie Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, Canadian Pacific Railway Company

M.T. Waites Municipal District of Rockyview Alberta, Canada	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer, Chief Executive Officer, U.S. Network, Canadian Pacific Railway Company; Executive Vice-President and Chief Financial Officer, Canadian Pacific Railway Company; Vice-President and Comptroller, Canadian Pacific Railway Company

F. Green Calgary, Alberta, Canada	Executive Vice-President and Chief Operating Officer	Executive Vice President and Chief Operating Officer, Canadian Pacific Railway Company; Executive Vice-President, Marketing and Operations, Canadian Pacific Railway Company; Senior Vice-President, Marketing, Canadian Pacific Railway Company; Vice-President, Marketing, Canadian Pacific Railway Company

W.P. Bell Calgary, Alberta, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations, Canadian Pacific Railway Company; Vice-President, E-Business, Canadian Pacific Railway Company; Vice-President, Logistics Systems, Canadian Pacific Railway Company

P. Clark Calgary, Alberta, Canada	Vice-President, Communications and Public Affairs	Vice-President, Communications and Public Affairs, Canadian Pacific Railway Company

J.J. Doolan Municipal District of Rockyview Alberta, Canada	Vice-President and Treasurer	Vice-President and Treasurer, Canadian Pacific Railway Company; Assistant Treasurer, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; President, River Ridge Financial Management Ltd. (financial consulting and management company)

B. Grassby Calgary, Alberta, Canada	Vice-President and Comptroller	Vice-President and Comptroller, Canadian Pacific Railway Company; Vice-President, Finance and Secretary, Controller and Assistant Secretary, CAE Electronics Ltd. (hi-tech electronics company)

DIRECTORS AND OFFICERS

Principal occupation within the
Name and municipality of residence	Position held	preceding five years

P.A. Guthrie Municipal District of Rockyview Alberta, Canada	Vice-President, Law	Vice-President, Law, Canadian Pacific Railway Company; Assistant Vice-President Legal Services and General Counsel, Canadian Pacific Railway Company; Chief Regulatory Counsel, Canadian Pacific Railway Company

R.V. Horte Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, Canadian Pacific Railway Company; Senior Assistant Corporate Secretary, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Assistant Corporate Secretary, Canadian Pacific Railway Limited and Canadian Pacific Railway Company

G.A. Feigel Calgary, Alberta, Canada	Assistant Corporate Secretary	Assistant Corporate Secretary, Canadian Pacific Railway Company; Assistant Corporate Secretary, Canadian Pacific Limited

C. Connolly Municipal District of Rockyview Alberta, Canada	Assistant Treasurer	Assistant Treasurer, Capital Markets, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Director of Capital Markets, Treasury, Canadian Pacific Railway Company; Director of Finance, Information Services, Canadian Pacific Railway Company; Executive Assistant to the President & Chief Executive Officer, Canadian Pacific Railway Company

Shareholdings of Directors and Officers

As at December 31, 2004, the directors and senior officers, as a group, beneficially owned, either directly or indirectly, or exercised control or direction over a total of 154,910 Common Shares of CPR, representing 0.10% of the outstanding Common Shares as of that date.

LEGAL PROCEEDINGS

CPR is normally involved in various claims and litigation arising in the normal course of its business. The following are the only significant legal proceedings currently in progress.

Stoney Tribal Council v. Canada, EnCana and CPR

The Stoney Tribal Council commenced a lawsuit on February 26, 1999, in Alberta Court of Queen’s Bench against CPR and the Government of Canada. The lawsuit claims $150 million in damages, primarily for alleged improper oil and gas extraction. The claim was later amended to add PanCanadian Energy Corporation (now EnCana Corporation) as a defendant. CPR believes that it has made adequate provision in its financial statements for this lawsuit.

Derailment — Minot, North Dakota

On January 18, 2002, a CPR train derailed adjacent to a residential neighbourhood immediately west of Minot, North Dakota. Five derailed cars containing anhydrous ammonia ruptured and a vapour plume covered the derailment site and surrounding area. One fatality and a large number of personal injuries occurred. Immediately following the derailment CPR began a process of environmental remediation at a cost in excess of $8 million. In addition, CPR has settled over 20,000 claims from residents of the Minot area relating to the derailment. A number of lawsuits have been filed against various defendants, including CPR, in North Dakota and Minnesota, as well as a class action lawsuit which has not yet been certified. CPR is working closely with its insurers to defend these lawsuits. Three cases in Hennepin County (Minneapolis) have been set for trial beginning in October 2005, while five other cases have been set for trial in January 2006. CPR believes that it has made adequate provision in its financial statements for these lawsuits.

TRANSFER AGENTS AND REGISTRARS

CPR Registrar and Transfer Agent

Computershare Trust Company of Canada, with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for CPR’s common shares in Canada.

Computershare Trust Company of New York serves as co-transfer agent and co-registrar for CPR’s common shares in New York.

Requests for information should be directed to:

     Computershare Trust Company of Canada
     Suite 700, 1500 University Street
     Montreal, Quebec, Canada
     H3A 3S8

INTERESTS OF EXPERTS

The Company’s auditors, PricewaterhouseCoopers LLP, have prepared the Auditors’ Report to the shareholders of Canadian Pacific Railway Limited.

ADDITIONAL INFORMATION

Additional Company Information

Additional information about CPR is available on the Company’s Website at www.cpr.ca, and on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com in Canada and on the U.S. Securities Exchange Commission’s Website (EDGAR) at www.sec.gov\edgar in the U.S.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year.

Suite 500 Gulf Canada Square
401 – 9th Avenue SW
Calgary Alberta T2P 4Z4

www.cpr.ca TSX/NYSE: CP

CANADIAN PACIFIC RAILWAY Ingenuity.

2004 annual report

9805
05

our company
Canadian Pacific Railway’s 14,000-mile track network, ocean and Great Lakes port service, cross-border gateways and extensive connections with other railways provide shippers with access to fast-growing world markets and efficient reach into markets across North America, including major business centres in Mexico.
CPR aspires to be the most fluid railway in North America and intends to translate gains in fluidity into operating leverage that will generate value for shareholders.
Canadian Pacific Railway quickly expanded its inventory of co-operative arrangements with other railways in 2004 to generate greater fluidity and more capacity in key areas of its network and to increase traffic density and operating efficiencies on its track network in the northeastern United States.
The new arrangements include directional running, which turns the parallel tracks of two railways into dedicated eastbound and westbound lanes, trackage rights, which give one railway authority to operate its own trains over another railway’s track, haulage services, under which one railway moves another’s trains, and enhanced freight interchange and improved access to terminals and service areas.

A CPR locomotive pulls a Norfolk Southern Railway locomotive and freight over the Nicholson Viaduct near Scranton, Pa. CPR entered into a series of co-operative arrangements with Norfolk Southern in 2004. The new arrangements have increased traffic density and revenue and reduced costs on CPR’s network in the northeastern U.S.

01	chairman’s 2004 letter	16	performance indicators	29	off-balance sheet	42	management’s responsibility
	to shareholders	18	operating expenses,		arrangements		for financial reporting
02	president’s 2004 letter		before other specified items	30	contractual commitments	43	auditors’ report
	to shareholders	19	other income statement items	31	foreign exchange	44	consolidated financial
04	business profile and strategy	20	fourth-quarter summary	31	future trends, commitments		statements
05	highlights summary	23	quarterly financial data		and risks	48	notes to consolidated
06	operating results	23	changes in accounting policy	37	critical accounting estimates		financial statements
09	non-gaap earnings	24	liquidity and capital resources	40	systems, procedures	87	five-year summary
11	lines of business	26	balance sheet		and controls	88	shareholder information
16	revenue per carload	27	financial instruments	40	forward-looking information	92	glossary of terms

CPR’s five key business thrusts:

Safety – CPR continued to be an industry leader in safe train operations in 2004.

Freight Revenue – grew by 11 % in 2004, excluding the impact of translating U.S. dollar-denominated revenues into the stronger Canadian dollar.

Yield – the minimum growth target was 1.5%, with a stretch goal of 2 % in 2004. We surpassed our stretch goal.

Productivity – revenue-producing freight tonnage compared with train-miles accumulated in moving the tonnage provides a strong indicator of productivity, asset utilization and fluidity. In 2004, CPR grew revenue tonnage by 8 % while train miles increased by just one-quarter of that rate.

Capacity Management – co-production, alliances and interline service agreements, right-sizing train crews and locomotive power, and disciplined execution of our Integrated Operating Plan, CPR’s scheduled railway model, had a positive impact on fluidity in 2004. Improved fluidity is creating more revenue-generating capacity on CPR’s existing track network and enhancing service quality – a benefit for shareholders and shippers.

chairman’s 2004 letter to shareholders

J.E. NEWALL
Chairman of the Board

This is an exciting time for Canadian Pacific Railway. The company and, indeed, the railway industry are reclaiming their position as an engine of economic expansion.

In a year of strong demand for rail freight services, CPR was demonstrating how to:

•	utilize every available ton of capacity in the existing rail infrastructure;

•	plan for potential expansion to deliver value to shareholders; and

•	take the lead in convincing disparate and sometimes dissenting parties to coalesce around the old-fashioned notion of working together for the greater good.

To these ends, the focus of the 16,000 employees of CPR in both Canada and the United States shifted squarely in 2004 on increasing fluidity over the network, using asset velocity to create more capacity in tight areas as demand escalated. The results in terms of freight volumes certainly surpassed expectations.

Looking ahead, management has developed an infrastructure expansion plan that would potentially see capital invested incrementally, matched to areas of high-value growth. Most importantly, management set conditions for investing capital that will ensure there is a compelling value proposition for shareholders associated with any future expansion.

CPR also facilitated the bringing together of governments, shippers, ports, railways, truckers and ocean shipping lines for frank discussions about economic expansion and its dependence on transportation infrastructure. The result is an emerging common recognition that the most effective infrastructure planning needs to involve all the players in the supply chain, supported by public policy that creates the right climate for investment.

These achievements in 2004 will serve shareholders well. Ultimately, they will result in CPR being able to grow its business while minimizing the capital required to accommodate the growth.

The Board’s performance and that of its Committees was also satisfying in 2004. Our achievements included:

•	further strengthening financial controls and governance procedures;

•	advancing the company’s strategic business plan; and

•	ensuring meaningful succession planning is in place across senior executive ranks.

I am pleased that CPR was among the top three in The Globe and Mail newspaper’s 2004 rankings of best corporate governance practices by Canadian industrial companies.

CPR’s balance sheet continued to strengthen and the company’s net-debt to net-debt-plus-equity ratio improved to 43 % in 2004, from 52 % when CPR was spun off from Canadian Pacific Limited in 2001.

My message to shareholders this year would not be complete without recognizing the important contribution of Jacques Lamarre, President and Chief Executive Officer of SNC-Lavalin Group Inc., who left the CPR Board in 2004. Jacques’ service, which began with CPR’s spin-off, provided valuable experience and insight at a critical time in the company’s evolution.

In serving shareholders, the Board is conscious of CPR’s long and colourful history – one with a footprint in three centuries. Our focus is clearly on the future, and it should surprise no one that today, as world trade expands to unprecedented levels and as new economic giants emerge, CPR is more relevant than ever and stands ready to capitalize on the opportunities that lie ahead.

2004 Annual Report	01

president’s 2004 letter to shareholders

ROBERT J. RITCHIE
President and Chief Executive Officer

Canadian Pacific Railway demonstrated the power and value of its business model and franchise in 2004, moving decisively to make the most of a robust transportation market. Across our railway, employees everywhere were engaged in exploiting growing world trade, including an explosion in trade with China, and putting railway muscle behind economic expansion in North America.

Our people showed what they can achieve when opportunity and challenge surface together. The result was a CPR that was firing on all cylinders – moving more freight than ever before and moving it increasingly faster – as demand for freight service escalated steadily. Pricing reflected the growing value that shippers are placing on CPR’s transportation service in a market made tight by rising demand in almost every area.

Growth in intermodal, which consists mainly of containerized consumer goods, outstripped every other line of business and this highly service-sensitive area surpassed $1 billion in revenue for the first time. The entire bulk sector was strong, led by revenue growth in coal, sulphur and fertilizers. Industrial products revenue increased, reversing a three-year decline.

We earned these results by advancing our leading position as a low-cost bulk carrier, becoming an increasingly efficient and reliable intermodal service provider and offering an increasingly attractive alternative to trucks for merchandise freight. At the root of these improvements are investments CPR has made to build one of the most modern, reliable locomotive fleets in North America, provide customers higher capacity freight cars, increase track capacity and rebuild our IT foundation, together with innovation, ingenuity and discipline in train design and operations.

Greater fluidity emerged as the most compelling component of our business model and we generated strong results. During a year in which the North American rail industry had to cope with capacity strains, CPR was an industry leader in fluidity, as measured by train speed. Productivity also rose dramatically, with revenue tonnage growing 8 % while train-miles accumulated in moving the tonnage increased by just one-quarter of that rate.

The year’s headwinds came in the form of extremely high world oil prices and continued strength in the Canadian dollar against the U.S. dollar. CPR countered with an improved fuel surcharge mechanism in 2004 that adjusts rates more quickly as world prices fluctuate, and continued to use long-term debt denominated in U.S. dollars as a natural hedge against the Canadian dollar’s rise.

CPR exceeded its freight revenue growth target for 2004, generating a 7 % increase. Freight revenue would have grown 11 % had it not been for the substantial appreciation in the Canadian dollar.

All told, the combination of high fuel prices and the stronger Canadian dollar took approximately $55 million out of operating income. Despite this impact, operating income, excluding other specified items (1), rose 8 % to $789 million in 2004, compared with $730 million in 2003. CPR’s operating ratio, excluding other specified items (1), improved to 79.8 % in 2004, compared with 80.1 % in 2003.

Income and earnings per share grew 10 % to $361 million or $2.27 per diluted share, excluding foreign exchange gains on long-term debt and other specified items (1).

Across CPR, we are concentrating on execution, ensuring that all assets are being utilized to their fullest extent. This means maximizing train throughput in every track corridor, maximizing capacity on every train, keeping assets flowing with greater velocity and giving our people the tools and training to maximize their productivity.

Co-operative arrangements with other railways and disciplined execution of our Integrated Operating Plan are key

(1) Further information, including foreign exchange gains and losses on long-term debt and other specified items, is available on page 8.

02	2004 Annual Report

strategies behind our fluidity drive. CPR entered into a series of co-operative arrangements in 2004, including track-sharing and access to terminals. These arrangements – in western Canada, central Canada and the northeastern U.S. – will reduce costs, improve service for shippers, increase capacity in areas where traffic density is high and increase traffic density in areas where capacity is underutilized. They have helped address the high demand on our western corridor, particularly in the Greater Vancouver area, and have dramatically improved the financial performance of our northeastern U.S. franchise.

CPR is also ready to lay down track to expand our network in high-growth corridors – if conditions are right. We have designed a phased, multi-year expansion program at a cost of approximately $500 million, focused mainly on corridors between Moose Jaw, Saskatchewan, and Vancouver. Our program, with four discrete phases, would increase train capacity by one third. Importantly, the phased approach would enable CPR to meter the rate of expansion in lockstep with the rate of traffic growth to ensure the quickest possible payback on each incremental investment.

Currently, we are considering only the first phase, which would cost approximately $160 million. It would be completed in a single construction season and increase train capacity west of Moose Jaw by more than 10%. However, this cannot happen before the Canadian government provides a clear signal of regulatory stability – a position supported by the majority of our customers.

Should expansion go ahead, it will be a compelling value proposition for our shareholders. Meanwhile, we are committed to getting the most out of our current network. As fluidity improves, subsequent expansion phases could be deferred, conserving capital for shareholders while still growing our business.

CPR entered 2005 on a very solid footing, with commodity and transportation markets strong and 600 new train crew personnel trained and ready to handle the growing demand. Our focus on fluidity will be relentless. We expect revenue growth of 6 % to 8 % in 2005 and we intend to drive more of this growth to the bottom line as productivity and efficiency continue to improve. We will grow strategically, targeting high-yield traffic against CPR’s capacity. CPR will continue building on the innovative service design and operational improvements created in our bulk commodity and intermodal sectors. The best elements will be applied to the merchandise sector, where we will create a more efficient collection and delivery system to improve service and leverage more value in the marketplace.

Safety is and always will be our Number One priority. In 2004, CPR continued to be an industry leader in safe train operations and our employees achieved an all-time low in personal injuries. Sadly, these accomplishments were overshadowed by the loss in work-related incidents of three of our fellow employees, David Rutherford, Christopher Lewis and Gary Kinakin. These tragic events reinforce the importance of safety for our employees and their families.

In closing, I wish to recognize the support and guidance of our Chairman and Board of Directors and the accomplishments of our 16,000 talented employees. All of us share the excitement about CPR’s prospects for the future. The “Pacific” in our company’s name has never been more meaningful, nor more promising, as the world witnesses China’s emergence as a trade powerhouse and India’s economy is experiencing strong growth. Our railway serves some of the world’s best farmland for growing grain. We serve the world’s main source of potash for fertilizer. We link major ports with the consuming public. We have been doing this for 120 years and we are poised to do it better than ever before.

2004 Annual Report	03

management’s discussion and analysis

February 21, 2005

This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the year ended December 31, 2004. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

business profile and strategy

BUSINESS PROFILE

Canadian Pacific Railway Limited and its subsidiaries (collectively “CPR” or “the Company”) operate a transcontinental railway in Canada and the United States and provide logistics and supply chain expertise. The Company provides rail and intermodal transportation services over a network of approximately 13,800 miles, serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. CPR feeds directly into the U.S. heartland from the East and West coasts. Agreements and commercial arrangements with other carriers extend CPR’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CPR transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, and forest and industrial products. Intermodal traffic consists largely of high-value, time-sensitive consumer products transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

STRATEGY

CPR’s goals are to become the preferred business partner for rail-based transportation services in North America and to be at the forefront of the railway industry in operating profitability and return on capital employed. Its principal strategies to accomplish these goals include maximizing the strengths of its North American railway franchise by operating a low-cost scheduled railway, developing new products and services in co-operation with customers and partners, and extending the reach of the franchise through marketing and operating partnerships, as well as agreements and commercial arrangements with other railways and transport companies in North America. CPR’s overall marketing and sales activities within each of its lines of business are focused on targeted growth, product efficiency and maximizing value from existing assets.

ADDITIONAL INFORMATION

Additional information about CPR, including Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on the Company’s Website at www.cpr.ca.

04	2004 Annual Report

highlights summary

For the year ended December 31 (in millions, except per-share data)

	2004	2003	(1)	2002	(1)

Revenues	$3,902.9	$3,660.7		$3,665.6
Operating expenses	3,114.4	2,931.1		2,821.6

Operating income, before the following:	788.5	729.6		844.0

Special (recovery) charge for labour restructuring and asset impairment	(19.0)	215.1		–
Loss on transfer of assets to outsourcing firm	–	28.9		–
Special charge for environmental remediation	90.9	–		–

Operating income	716.6	485.6		844.0
Other charges	36.1	33.5		21.8
Foreign exchange gains on long-term debt (“FX on LTD”)	(94.4)	(209.5)		(13.4)
Interest expense	218.6	218.7		242.2
Income tax expense	143.3	41.6		105.9

Net income	$413.0	$401.3		$487.5

Basic earnings per share	$2.60	$2.53		$3.08

Diluted earnings per share	$2.60	$2.52		$3.06

Total assets	$10,499.8	$9,956.7		$9,664.3

Total long-term financial liabilities	$5,229.2	$5,347.5		$4,798.2

Dividends paid (per share)	$0.515	$0.510		$0.510

(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.

2004 Annual Report	05

operating results

CPR’s net income for the year ended December 31, 2004, was $413.0 million, up $11.7 million from $401.3 million in 2003 and down $74.5 million from $487.5 million in 2002. The increase in net income in 2004 from that in 2003 was due to higher revenues (discussed further in this MD&A under the heading “Revenues”), partially offset by:

•	increased costs for compensation and benefits, fuel, depreciation and amortization, and purchased services and other expenses (discussed further in this MD&A under the heading “Operating Expenses, Before Other Specified Items”); and

•	a decrease of $115.1 million in before-tax ($130 million after tax) foreign exchange gains on long- term debt (“FX on LTD”) in 2004, compared with FX on LTD in 2003.

The increase in net income in 2004 was also due to:

•	a special charge of $215.1 million before tax ($141.4 million after tax) for a restructuring initiative and an asset impairment charge taken in the second quarter of 2003;

•	a loss on the transfer of assets to an outsourcing firm of $28.9 million before tax ($18.4 million after tax) taken in the fourth quarter of 2003; and

•	a positive adjustment of $19.0 million before tax ($12.4 million after tax) taken in 2004 for the reversal of a portion of the special charge for restructuring taken in 2003.

These charges were partially offset by adjustments to 2004 earnings for a special charge for environmental clean-up costs of $90.9 million before tax ($55.2 million after tax).

The above-mentioned items are discussed further under the subheading “Other Specified Items” in this MD&A.

Net income in 2003 decreased from that in 2002 mainly due to the special charge and the loss on transfer of assets taken in 2003, partially offset by an after-tax FX gain on LTD of $224.4 million in 2003, compared with an after-tax FX gain on LTD of $16.7 million in 2002. FX on LTD is discussed further under the subheading “Foreign Exchange Gains (Losses) on Long-Term Debt”.

The Company had operating income in 2004 of $716.6 million, an increase of $231.0 million from $485.6 million in 2003 and a decrease of $127.4 million from $844.0 million in 2002. The increase in 2004, compared with 2003, was mainly due to:

•	higher revenues resulting from increased freight volumes and rates in 2004;

•	the special charge and the loss on transfer of assets taken in 2003; and

•	the reversal in 2004 of a portion of the 2003 restructuring special charge.

These increases were partially offset by:

•	the special charge for environmental costs taken in 2004;

•	increased costs in 2004 for compensation and benefits, fuel, depreciation and amortization, and purchased services and other expenses; and

•	the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses.

06	2004 Annual Report

The decline in 2003, compared with 2002, was mainly due to the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses, the restructuring special charge and the loss on transfer of assets, lower grain volumes in the first half of 2003 due to drought on the Canadian prairies, higher fuel prices and increased costs as a result of service disruptions in the first quarter of 2003 caused by severe winter weather conditions and derailments.

Diluted earnings per share (“EPS”) in 2004 was $2.60, an increase of $0.08 from $2.52 in 2003 and a decrease of $0.46 from $3.06 in 2002. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below their market price are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The Company’s operating ratio was 79.8 % in 2004, compared with 80.1 % in 2003 and 77.0 % in 2002. The operating ratio, which excludes other specified items, provides the percentage of revenues used to operate the railway.

EFFECT OF FOREIGN EXCHANGE ON CPR’S EARNINGS

Fluctuations in Foreign Exchange affect CPR’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses are reduced when the Canadian dollar strengthens in relation to the U.S. dollar. Operating income is also reduced, because more revenues than expenses are generated in U.S. dollars. Fluctuations were significant in 2004 and 2003, as the average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.30 in 2004 from $1.41 in 2003 and $1.57 in 2002. The table on page 8 shows the approximate effect of Foreign Exchange on CPR’s revenues and expenses in 2004 and 2003. The effect of Foreign Exchange on 2002 revenues and expenses was not significant.

On average, a $0.01 increase in the Canadian dollar reduces annual operating income by approximately $3 million. As a result, Foreign Exchange fluctuations had a substantial impact on CPR’s operating income in 2004 and 2003. From time to time, the Company uses foreign exchange forward contracts in respect of hedging the effects of Foreign Exchange transaction gains and losses and other economic effects on the Company’s business. In addition, a portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the Company’s net investment in self-sustaining foreign subsidiaries. CPR’s hedging instruments are discussed further under the heading “Financial Instruments” in this MD&A. The effect of Foreign Exchange on CPR’s results is further discussed under the heading “Foreign Exchange” in this MD&A.

The Company has assumed that the average foreign exchange rate for converting U.S. dollars to Canadian dollars will be $1.25 in 2005. This assumption has been built into all forecasts discussed in this MD&A.

2004 Annual Report	07

decrease in earnings due to foreign exchange (1)

For the year ended December 31 (in millions, except foreign exchange rate)	2004	2003

Average annual foreign exchange rate	$1.30	$1.41

Freight revenues
Grain	$25	$38
Coal	8	12
Sulphur and fertilizers	14	17
Forest products	17	25
Industrial products	21	32
Automotive	16	25
Intermodal	26	37
Other revenues	3	6

Total revenues	130	192

Operating expenses
Compensation and benefits	28	36
Fuel	24	29
Materials	3	5
Equipment rents	16	23
Depreciation and amortization	5	8
Purchased services and other	23	36

Total operating expenses	99	137

Operating income	31	55

Other expenses
Other charges	3	1
Interest expense	13	22
Income tax expense, before FX on LTD and other specified items	3	10

Income, before FX on LTD and other specified items	$12	$22

(1) These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

08	2004 Annual Report

non-gaap earnings

CPR presents non-GAAP earnings to provide a basis for evaluating underlying earnings trends that can be compared with results in the prior periods. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items that are not among CPR’s normal ongoing revenues and operating expenses. A reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements, is detailed in the table below.

It should be noted that CPR’s earnings, before FX on LTD and other specified items, as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

summarized statement of consolidated income

(reconciliation of non-GAAP earnings to GAAP earnings)

For the year ended December 31 (in millions) (unaudited)	2004	2003 (1)	2002 (1)

Revenues	$3,902.9	$3,660.7	$3,665.6
Operating expenses, before other specified items (2)	3,114.4	2,931.1	2,821.6

Operating income, before other specified items (2)	788.5	729.6	844.0

Other charges	36.1	33.5	21.8
Interest expense	218.6	218.7	242.2
Income tax expense, before income tax on FX on LTD and other specified items (2)	172.4	147.3	181.2

Income, before FX on LTD and other specified items (2)	361.4	330.1	398.8

Foreign exchange gains on long-term debt
FX on LTD – gain	94.4	209.5	13.4
Income tax on FX on LTD	–	14.9	3.3

FX on LTD (net of tax)	94.4	224.4	16.7
Other specified items
Special recovery (charge) for labour restructuring and asset impairment	19.0	(215.1)	–
Loss on transfer of assets to outsourcing firm	–	(28.9)	–
Special charge for environmental remediation	(90.9)	–	–
Income tax on special charges	29.1	84.2	–

Special charges and loss on transfer of assets (net of tax)	(42.8)	(159.8)	–
Revaluation of future income taxes	–	59.3	–
Effect of increase in tax rates	–	(52.7)	–
Income tax recovery	–	–	72.0

Net income	$413.0	$401.3	$487.5

(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.
(2) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.

2004 Annual Report	09

NON-GAAP RESULTS

Income, before FX on LTD and other specified items, was $361.4 million in 2004, an increase of $31.3 million from $330.1 million in 2003 and a decrease of $37.4 million from $398.8 million in 2002. Freight volumes increased in 2004, compared with 2003. Additional income generated by this growth was partially offset by the negative effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses, an increase in volume-related expenses and in labour costs due to inflation, incentive compensation, training and benefits, and costs and lost revenues associated with an avalanche in the first quarter of 2004. The Company transported higher freight volumes in 2003, compared with 2002. However, additional income generated by this growth was more than offset by the negative effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses, severe winter weather conditions, derailments and persistently high fuel prices.

non-gaap performance indicators

(reconciliation of non-GAAP EPS to GAAP EPS)

For the year ended December 31 (unaudited)	2004	2003 (1)	2002 (1)

Diluted EPS, as determined by GAAP	$2.60	$2.52	$3.06
Diluted EPS, related to FX on LTD – net of tax	(0.59)	(1.41)	(0.11)
Diluted EPS, related to other specified items – net of tax	0.26	0.96	(0.45)

Diluted EPS, before FX on LTD and other specified items (2)	$2.27	$2.07	$2.50

(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.
(2) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.

Diluted EPS, before FX on LTD and other specified items, was $2.27 in 2004, an increase of $0.20 from $2.07 in 2003 and a decrease of $0.23 from $2.50 in 2002. Diluted EPS, before FX on LTD and other specified items, is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 7.

FOREIGN EXCHANGE GAINS (LOSSES) ON LONG-TERM DEBT

Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. These gains and losses, which are calculated as the Canadian dollar strengthens or weakens relative to the U.S. dollar, are mainly unrealized and can only be realized when net U.S. dollar-denominated long-term debt matures or is settled. Income, before FX on LTD and other specified items, as calculated on page 9, excludes FX on LTD from CPR’s earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations.

Foreign exchange gains on long-term debt were $94.4 million before tax in 2004, $209.5 million before tax in 2003 and $13.4 million before tax in 2002. The changes were due to the effect of Foreign Exchange, net of hedging, on U.S. dollar-denominated long-term debt. For every $0.01 the Canadian dollar strengthens relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain of approximately $9 million to $10 million.

OTHER SPECIFIED ITEMS

Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.

Other specified items included a special charge of $55.2 million after tax ($90.9 million before tax) taken in the fourth quarter of 2004 to reflect the estimated costs required to clean up environmental contamination at a property in Minnesota. This charge is discussed further in this MD&A in the section “Future Trends, Commitments and Risks”, under the sub-heading “Environmental”.

10	2004 Annual Report

In the fourth quarter of 2004, net income included a positive adjustment of $12.4 million after tax ($19.0 million before tax) to reflect a reversal of a portion of the labour liability included in the special charge taken in the second quarter of 2003. The labour liability included in the special charge was for original estimates of labour liabilities to be incurred to restructure CPR’s northeastern U.S. operations. In 2004, CPR achieved a successful new arrangement with Norfolk Southern Railway for operations in the region. The arrangement, which received the first stage of regulatory approval in the fourth quarter of 2004, is delivering efficiency improvements. As a result, the Company did not incur the expected labour restructuring costs and the liability associated with restructuring CPR’s northeastern U.S. operations was reversed.

In the second quarter of 2003, a special charge of $141.4 million after tax ($215.1 million before tax) was taken to reflect the costs associated with a restructuring initiative that is expected to eliminate 820 jobs by the end of 2005 and to adjust the value of certain under-performing assets to fair value.

In the fourth quarter of 2003, CPR transferred assets to IBM Canada Ltd. (“IBM”) as part of a seven-year, $200-million agreement reached with IBM to operate and enhance CPR’s computing infrastructure. The arrangement will reduce CPR’s costs over time and allow remaining information technology staff to focus on applications that improve efficiency and service. The Company recognized a loss of $18.4 million after tax ($28.9 million before tax) on the transfer of these assets. This loss is included in other specified items in 2003.

In December 2003, the Government of Ontario repealed previously announced future income tax rate reductions. The Company’s future income taxes, which were previously based on these reduced rates, have been adjusted upwards by $52.7 million to reflect the change.

Following a revaluation in 2003 of various other components that determine its future income tax liability, the Company reduced the estimate of its future income tax liability by $59.3 million.

In 2002, there was one other specified item of $72 million resulting from a favourable income tax ruling relating to prior years.

lines of business

VOLUMES

Higher freight volumes result in increases in revenues and certain variable expenses such as fuel, equipment rents and crew costs. In 2004, total carloads were 2,699 thousand, an increase of 160 thousand, or 6%, from 2,539 thousand in 2003, and an increase of 252 thousand, or 10%, from 2,447 thousand in 2002. In 2004, total revenue ton-miles (“RTM”) were 123,627 million, an increase of 9,028 million, or 8%, from 114,599 million in 2003, and 15,938 million, or 15%, from 107,689 million in 2002. These increases in volumes were largely responsible for an increase in freight revenues of 7 % in 2004, compared with the same period in 2003, and a 7 % increase in 2004, compared with 2002. There was also an increase in related variable expenses in 2004, compared with the prior years.

2004 Annual Report	11

VOLUMES

For the year ended December 31	2004	2003	2002

Carloads (in thousands)
Grain	321.2	308.7	291.1
Coal	395.2	359.6	351.8
Sulphur and fertilizers	211.8	189.0	174.4
Forest products	160.3	164.2	174.2
Industrial products	286.3	263.4	271.9
Automotive	171.7	177.2	178.1
Intermodal
Intermodal	1,119.6	1,041.9	971.2
Food and consumer	32.7	35.2	34.6

Total Intermodal	1,152.3	1,077.1	1,005.8

Total carloads	2,698.8	2,539.2	2,447.3

Revenue ton-miles (in millions)
Grain	23,805	23,040	20,808
Coal	25,241	22,155	21,904
Sulphur and fertilizers	20,418	18,186	15,737
Forest products	10,557	10,789	11,014
Industrial products	14,196	13,229	12,801
Automotive	2,291	2,564	2,932
Intermodal
Intermodal	25,749	23,132	21,029
Food and consumer	1,370	1,504	1,464

Total Intermodal	27,119	24,636	22,493

Total revenue ton-miles	123,627	114,599	107,689

REVENUES

The Company’s revenues are derived primarily from the transportation of freight. Other revenues are generated mainly from leasing of certain CPR assets, container storage and terminal services fees, switching fees, land sales and income from business partnerships.

CPR maintains competitive freight rates and reviews its rates on a regular basis, adjusting them for market conditions as warranted. Current strong demand in the transportation market has resulted in favourable pricing conditions for CPR.

Total revenues, which consist of freight and other revenues, were $3,902.9 million in 2004, an increase of $242.2 million from $3,660.7 million in 2003, and an increase of $237.3 million from $3,665.6 million in 2002. Increases were achieved through strong volume growth and freight rate improvements in 2004, compared with 2003, which more than offset the approximately $130-million negative impact of Foreign Exchange on U.S. dollar-denominated revenues. Strong volume growth was achieved in 2003, compared with 2002. However, corresponding growth in freight revenues was significantly offset by a negative Foreign Exchange impact of approximately $192 million.

12	2004 Annual Report

REVENUES

For the year ended December 31 (in millions)	2004	2003	2002

Grain	$668.2	$644.4	$631.4
Coal	530.3	444.0	442.5
Sulphur and fertilizers	460.0	417.4	401.3
Forest products	322.0	328.8	360.3
Industrial products	430.2	400.4	422.1
Automotive	288.5	304.2	332.4
Intermodal
Intermodal	978.4	880.6	818.8
Food and consumer	51.2	59.5	63.1

Total Intermodal	1,029.6	940.1	881.9

Total freight revenues	$3,728.8	$3,479.3	$3,471.9

Other revenues
Other intermodal	56.3	45.8	36.6
Non-freight and switching	117.8	135.6	157.1

Total other revenues	174.1	181.4	193.7

Total revenues	$3,902.9	$3,660.7	$3,665.6

FREIGHT REVENUES

Freight revenues are earned from transportation of bulk, merchandise and intermodal goods and include fuel surcharges billed to CPR customers. Freight revenues were $3,728.8 million in 2004, an increase of $249.5 million, or 7%, from $3,479.3 million in 2003, and an increase of $256.9 million, or 7%, from $3,471.9 million in 2002. Freight revenues increased in 2004 mainly as a result of volume growth, compared with 2003, partially offset by the approximately $127-million effect of Foreign Exchange and the negative effect on volumes and revenues resulting from an avalanche that caused a disruption on the busiest portion of CPR’s mainline in the first quarter of 2004. Volume growth in 2003, compared with 2002, helped offset the approximately $186-million negative effect of Foreign Exchange. In 2003, revenues also increased due to higher intermodal volumes and improved grain crops as shipments began to recover from the drought-induced decline experienced throughout 2002 and in the first half of 2003.

In response to rapidly rising fuel prices, the Company has revised its method of calculating the surcharge applied to help recover fuel costs. A new fuel surcharge program provides customers with surcharges that are more closely tied to current fuel prices and enables CPR to adjust its rates more quickly as fuel prices fluctuate. In 2004, the increase in fuel surcharge, included in freight revenues, recovered approximately two-thirds of CPR’s fuel price increase (including the effects of hedging).

At December 31, 2004, one customer comprised 11.7 % of total revenues and 12.4 % of CPR’s total accounts receivable. At December 31, 2003 and 2002, no customer’s revenues were greater than 10 % of total revenues.

Grain

Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to Canadian and U.S. markets for domestic consumption and to Canadian ports for export. U.S. grain products mainly include durum, spring wheat, corn, soybeans and barley shipped from the midwestern U.S. to other points in the Midwest, the Pacific Northwest and the northeastern U.S. Grain revenues in 2004 were $668.2 million, an increase of $23.8 million from $644.4 million in 2003 and an increase of $36.8 million from $631.4 million in 2002. Canadian grain volumes and revenues increased in 2004, compared with 2003, as a result of strong world demand and larger crop production following a drought-induced decline experienced throughout 2002 and in the first half of 2003. U.S. grain volumes increased in 2004, but the associated revenue

2004 Annual Report	13

increase was partially offset by the effect of Foreign Exchange. Furthermore, total grain revenues were reduced by penalties paid for delays in grain shipments. U.S. and Canadian grain shipments also benefited in 2003, compared with 2002, from a larger crop production and favourable market conditions in the second half of 2003. This growth was partially offset by a reduction in revenues as a result of the effect of Foreign Exchange, the effect of the drought in the first half of 2003 and the repercussions from a Port of Vancouver labour disruption in the fourth quarter of 2002 that carried into the first quarter of 2003.

Coal

CPR’s Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia to the ports of Thunder Bay, Ontario, and Vancouver, and to the U.S. Midwest. CPR’s U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest. In 2004, coal revenues were $530.3 million, an increase of $86.3 million from $444.0 million in 2003 and an increase of $87.8 million from $442.5 million in 2002. Revenues in 2004 increased largely due to a strong steel market, which created a higher world demand for metallurgical coal, increased freight rates and operational improvements that allowed CPR to transport more coal. Revenues also included a positive freight rate adjustment made in the fourth quarter of 2004 reflecting a rate settlement for eastbound coal shipments. Revenues in 2003 increased over 2002 due to strong world demand for metallurgical coal in the fourth quarter of 2003, offset by reduced export rail shipments in the first three quarters of 2003 and the effect of Foreign Exchange.

The Company is currently in dispute with its main coal customer, Elk Valley Coal Corporation (“EVCC”). CPR has included a reasonable accrual in its coal revenues for amounts that may be owing to CPR as a result of this dispute. The EVCC dispute is discussed further in this MD&A under the heading “Future Trends, Commitments and Risks”.

Sulphur and Fertilizers

Sulphur and fertilizers include chemical fertilizers, potash and sulphur shipped mainly from western Canada to the ports of Vancouver and Portland, Oregon, and to other Canadian and U.S. destinations. Revenues were $460.0 million in 2004, an increase of $42.6 million from $417.4 million in 2003 and an increase of $58.7 million from $401.3 million in 2002. Revenues were higher in 2004, compared with 2003, mainly due to increased export potash shipments driven by greater demand in Brazil and East Asia. Higher sulphur transportation rates and stronger export volumes of potash resulted in higher revenues in 2003, compared with 2002. The increase was partially offset by the effect of Foreign Exchange and declines in the chemical fertilizers market during 2003.

Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues were $322.0 million in 2004, a decrease of $6.8 million from $328.8 million in 2003 and a decrease of $38.3 million from $360.3 million in 2002. Revenues were lower in 2004, compared with 2003, due mainly to the effect of Foreign Exchange and weather-related issues affecting CPR’s car availability and customer rail car loading capacity in the first half of 2004. These factors were partially offset by a shift to rail transportation from truck in the newsprint market in the second half of 2004, and increased freight rates. Revenues were lower in 2003 than in 2002 mainly as a result of the effect of Foreign Exchange and declines in the markets for wood pulp and newsprint.

Industrial Products

Industrial products include chemicals, plastics, aggregates, steel, and mine and energy-related products (other than coal) shipped throughout North America. In 2004, industrial products revenues were $430.2 million, an increase of $29.8 million from $400.4 million in 2003 and an increase of $8.1 million from $422.1 million in 2002. Revenues increased in 2004, compared with 2003, as a result of higher freight rates, greater steel demand driven by economic expansion and pipeline projects, strong demand for aggregates in the construction and manufacturing sectors, increased market share for plastics, and higher rates for energy products. Increases in revenues were partially offset by the effect of Foreign Exchange. The decrease in revenues in 2003 from 2002 was mainly due to the effect of Foreign Exchange, partially offset by increased demand for aggregates and energy-related products in 2003.

Automotive

Automotive consists primarily of the transportation of domestic and import vehicles, and automotive parts from North American assembly plants and the Port of Vancouver to destinations in the Canadian and U.S. marketplaces. In 2004, automotive revenues were $288.5 million, a decrease of $15.7 million from $304.2 million in 2003 and a decrease of $43.9 million from $332.4 million in 2002. Revenues were lower in 2004, compared with

14	2004 Annual Report

2003, due to the effect of Foreign Exchange, a decline in consumer demand for certain vehicle models in 2004 and the loss of certain business to a competing railway. This decrease was partially offset by a power outage that affected CPR’s customers in eastern Canada and the northeastern U.S., resulting in reduced automotive shipments and revenues in the third quarter of 2003. Revenues in 2003 were lower than in 2002 due to the effect of Foreign Exchange, the power outage and a decline in consumer demand.

Intermodal

Intermodal consists of domestic and international (import-export) traffic. CPR’s domestic segment handles a variety of products within Canada, as well as to and from the U.S., but primarily transports retail goods between eastern and western Canada. The international segment handles containers of mainly consumer goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and U.S. destinations. Intermodal revenues were $1,029.6 million in 2004, an increase of $89.5 million from $940.1 million in 2003 and an increase of $147.7 million from $881.9 million in 2002. The growth in CPR’s international business in 2004, compared with 2003, and in 2003, compared with 2002, was mainly due to increased volumes at the ports of Vancouver and Montreal as a result of improved world economic conditions and a general trend toward containerized traffic. In domestic intermodal, revenue growth in 2004, compared with 2003, was due to higher demand in the retail market and rate increase initiatives. Domestic revenue growth in 2003, compared with 2002, was due largely to the success of CPR’s co-location initiative, under which major retailers have built regional distribution facilities adjacent to certain CPR intermodal terminals. Increases in all intermodal revenues in 2004 and in 2003 were partially offset by the effect of Foreign Exchange.

CPR’s food and consumer group has historically been reported as part of the intermodal business line. However, as a result of changes in CPR’s market, management believes it would be more appropriate to include this group with the industrial products business line. As a result, the food and consumer reporting will transition to industrial products from the intermodal business line. The food and consumer portfolio consists of miscellaneous products, including sugar, meat by-products, railway equipment and building materials moving primarily from western Canada to various destinations in the United States.

Expectations for 2005

CPR anticipates revenues will increase in the range of 6 % to 8 % in 2005. The Company’s revenue outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. CPR’s 2005 revenue outlook assumes freight volume growth will continue to be strong in the grain, fertilizer, international container and coal businesses, current positive economic trends in North America and Asia will continue, and freight transportation rates will increase.

OTHER REVENUES

Other revenues consist of other intermodal revenues and non-freight and switching revenues. Other revenues in 2004 were $174.1 million, a decrease of $7.3 million from $181.4 million in 2003, and a decrease of $19.6 million from $193.7 million in 2002.

Other intermodal revenues are derived mainly from container storage and terminal service fees. Other intermodal revenues in 2004 were $56.3 million, an increase of $10.5 million from $45.8 million in 2003, and an increase of $19.7 million from $36.6 million in 2002. The increases in 2003 and 2004 reflect higher intermodal volumes resulting in higher container storage and terminal service fees.

Non-freight and switching revenues are comprised of leasing of certain assets, switching fees, land sales and income from business partnerships. These revenues in 2004 were $117.8 million, a decrease of $17.8 million from $135.6 million in 2003, and a decrease of $39.3 million from $157.1 million in 2002. Other non-freight and switching revenues were lower in 2004, compared with 2003, mainly due to lower land and leasing revenues and lower equity income from business partnerships.

Other revenues in 2003 were lower than in 2002 due to the effect of Foreign Exchange, lower switching fees and reduced income from business partnerships. In addition, there were favourable adjustments in 2002 as a result of a gain on a property sale from a previous period, partially offset by increased land sales and container storage fees.

2004 Annual Report	15

revenue per carload

Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period. Total freight revenue per carload was $1,382 in 2004, an increase of $12 from $1,370 in 2003 and a decrease of $37 from $1,419 in 2002. The increase in 2004, compared with 2003, was due to higher freight rates, which more than offset the effect of Foreign Exchange. In 2003, compared with 2002, revenue per carload decreased as the effect of Foreign Exchange more than offset freight rate increases.

freight revenue per carload

For the year ended December 31 ($) (unaudited)	2004	2003	2002

Total freight revenue per carload	1,382	1,370	1,419

Grain	2,080	2,087	2,169
Coal	1,342	1,235	1,258
Sulphur and fertilizers	2,172	2,208	2,301
Forest products	2,009	2,002	2,068
Industrial products	1,503	1,520	1,552
Automotive	1,680	1,717	1,866
Intermodal (including Food and consumer)	894	873	877

performance indicators

The Company believes that the indicators listed in this table are the most accurate measures of its business performance.

For the year ended December 31 (unaudited)	2004	2003 (1)	2002 (1)

Productivity indicators
Gross ton-miles of freight (millions)	236,451	221,884	209,596
Train-miles (thousands)	41,344	40,470	38,299
Average train weights (tons)	5,719	5,483	5,473
Efficiency and other indicators
U.S. gallons of fuel per 1,000 GTMs	1.20	1.24	1.24
Average number of active employees	16,056	16,126	16,116
Miles of road operated at end of period	13,817	13,848	13,874
Freight revenue per RTM (cents)	3.02	3.04	3.22
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.7	3.1	3.6
FRA train accidents per million train-miles	2.1	1.8	1.8

(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.

16	2004 Annual Report

PRODUCTIVITY INDICATORS

Productivity indicators reflect the Company’s operational activity.

•	Train-miles is a measure reflecting the distance traveled by the lead locomotive on each train operating over CPR’s track. An increase in gross ton-miles (“GTM”) without a corresponding increase in train-miles indicates higher efficiency.

•	Average train weight is the result of dividing GTMs by train-miles. It represents the average total weight of all CPR trains operating over CPR’s track and track on which CPR has running rights.

Fluctuations in these indicators normally drive corresponding fluctuations in certain variable costs such as fuel and crew costs.

EFFICIENCY AND OTHER INDICATORS

•	U.S. gallons of fuel per 1,000 GTMs represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This metric is calculated by dividing the total amount of fuel issued to CPR locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently the Company is using fuel. This indicator improved 3 % in 2004 from 2003 as a result of productivity initiatives and improved operating conditions. This statistic was unchanged in 2003 from 2002, as harsh operating conditions in the first quarter of 2003 were offset by the acquisition of new, more fuel-efficient locomotives and more efficient utilization of locomotives.

•	Average number of active employees is the average number of actively employed workers for the period. The number of actively employed workers includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with CPR but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing this total by the number of months in the period. CPR’s average number of active employees decreased 0.4 % in 2004, compared with 2003, as reductions made under restructuring initiatives were offset by hiring to handle business growth. CPR’s average number of active employees rose 0.1 % in 2003, compared with 2002, as hiring to handle business growth offset job reductions made under restructuring initiatives.

•	Miles of road operated is the total length of all rail lines over which CPR operates, excluding track on which it has haulage rights. An increase in GTMs without a corresponding increase in miles of road operated indicates higher utilization of assets.

•	Freight revenue per RTM is the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period. This indicator decreased slightly in 2004, compared with 2003, mainly due to the effect of Foreign Exchange, partially offset by initiatives for rate increases. This indicator decreased in 2003, compared with 2002, mainly due to changes in the mix of commodities moved and the effect of Foreign Exchange, partially offset by an increase in rates.

SAFETY INDICATORS

Safety is a key priority for CPR’s management and its Board of Directors. CPR uses two key safety indicators, each of which follows strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines:

•	FRA personal injuries per 200,000 employee-hours is the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors. CPR’s continued reduction in personal injuries is the result of ongoing focused safety management processes, which involve more than 1,000 employees in planning and implementing safety-related activities.

•	FRA train accidents per million train-miles is calculated as the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$6,700. This metric increased 17 % in 2004, compared with each of the two previous years. The increase occurred during the first two quarters of 2004, and in particular, during the colder than average weather experienced early in the year.

2004 Annual Report	17

operating expenses, before other specified items (1)

For the year ended December 31	2004		2003 (2)		2002 (2)
(in millions)	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue

Compensation and benefits	$1,259.6	32.3	$1,163.9	31.8	$1,143.4	31.2
Fuel	440.0	11.3	393.6	10.8	358.3	9.8
Materials	178.5	4.6	179.2	4.9	168.7	4.6
Equipment rents	218.5	5.6	238.5	6.5	255.4	7.0
Depreciation and amortization	407.1	10.4	372.3	10.2	340.2	9.3
Purchased services and other	610.7	15.6	583.6	15.9	555.6	15.1

Total	$3,114.4	79.8	$2,931.1	80.1	$2,821.6	77.0

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.
(2) Certain prior period figures have been restated to conform with presentation adopted in 2004.

Operating expenses, before other specified items, were $3,114.4 million in 2004, an increase of $183.3 million from $2,931.1 million in 2003, and an increase of $292.8 million from $2,821.6 million in 2002. In 2004, compared with 2003, operating expenses increased due largely to inflation, higher fuel, depreciation and compensation and benefits costs, and higher costs associated with business growth, partially offset by an approximately $99-million Foreign Exchange impact. In 2003, compared with 2002, Foreign Exchange had a favourable impact of approximately $137 million on operating expenses, which was offset by inflation, higher depreciation and fuel prices, higher costs associated with business growth, and service disruptions in the first quarter of 2003 caused by severe winter weather conditions and derailments.

COMPENSATION AND BENEFITS

Compensation and benefits expense includes employee wages, salaries and fringe benefits. In 2004, compensation and benefits expense was $1,259.6 million, an increase of $95.7 million from $1,163.9 million in

2003, and an increase of $116.2 million from $1,143.4 million in 2002. Performance-based incentive compensation expenses increased in 2004, compared with 2003 when these expenses were abnormally low. Expenses also increased in 2004 as a result of higher costs associated with inflation, pension expense, training costs for new train crew employees, selective hiring to handle increased freight volumes as well as favourable expense adjustments during the first quarter of 2003, partially offset by lower expenses resulting from restructuring initiatives. Expenses in 2003 increased over 2002 as higher costs associated with inflation, severe winter conditions, pension expense and selective hiring to handle increased freight volumes were partially offset by lower variable incentive compensation costs, restructuring initiatives, expense adjustments during the first quarter of 2003 and the positive impact of Foreign Exchange.

FUEL

Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the favourable impact of CPR’s hedging program. In 2004, fuel expense was $440.0 million, an increase of $46.4 million from $393.6 million in 2003, and an increase of $81.7 million from $358.3 million in 2002. Fuel expense increased in 2004, compared with 2003, due to higher crude oil prices and volumes, partially offset by the effect of Foreign Exchange on U.S. dollar-denominated fuel expenses, more efficient fuel consumption, favourable refining margins and positive inventory adjustments. Fuel expense in 2003 was higher than in 2002 as a result of significantly higher fuel prices and greater consumption associated with increased freight volumes and severe winter operating conditions. These increases were partially offset by CPR’s fuel-hedging program and the positive effect of Foreign Exchange.

MATERIALS

Materials expense includes the cost of materials used for track, locomotive, freight car and building maintenance. This expense declined slightly to $178.5 million in 2004 from $179.2 million in 2003, and was up $9.8 million from $168.7 million in 2002. The decline in 2004, compared

18	2004 Annual Report

with 2003, was due to lower material usage for track maintenance, reduced computer hardware and software expenses beginning in January 2004 as a result of a new outsourcing agreement with IBM, and the effect of Foreign Exchange, offset by higher fuel costs for vehicles and increased locomotive repair and servicing materials. Expenses increased in 2003 over 2002 due to increased materials required for repairs, derailment costs and favourable adjustments made in 2002, partially offset by the effect of Foreign Exchange.

EQUIPMENT RENTS

Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other railways and companies. In 2004, equipment rents expense was $218.5 million, a decrease of $20.0 million from $238.5 million in 2003, and a decrease of $36.9 million from $255.4 million in 2002. The decrease in 2004, compared with 2003, was due to the effect of Foreign Exchange, higher earnings from customers and railways for the use of CPR cars and an overall reduction in car rental rates, partially offset by additional leases acquired for locomotives and freight cars to handle growing freight volumes. The decrease in 2003, compared with 2002, primarily resulted from the positive impact of Foreign Exchange, reduced compensation to private freight car owners and the reduction of rent expense previously charged by the variable interest entity that was consolidated in the second quarter of 2003. These decreases in 2003 were partially offset by higher expenses that resulted from weather-related service issues and higher traffic volumes.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. This expense was $407.1 million in 2004, an increase of $34.8 million from $372.3 million in 2003, and an increase of $66.9 million from $340.2 million in 2002. The increase in 2004, compared with 2003, was due largely to additions to CPR’s capital assets and higher depreciation rates on certain track assets, particularly rail. The increase was partially mitigated by the effect of Foreign Exchange and depreciation for assets transferred in the fourth quarter of 2003 to IBM under an outsourcing agreement. The increase in 2003 over 2002 was due largely to additions to CPR’s capital assets and increased depreciation rates on certain assets, mostly related to information systems hardware. The increase was partially mitigated by the effect of Foreign Exchange.

PURCHASED SERVICES AND OTHER

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental, property and other taxes, contractor and consulting fees, and insurance. This expense was $610.7 million in 2004, an increase of $27.1 million from $583.6 million in 2003, and an increase of $55.1 million from $555.6 million in 2002. In 2004, compared with 2003, purchased services and other expense increased, mainly due to payments to IBM under an outsourcing agreement commencing in January 2004, property and other taxes, joint facility inter-railway costs, and intermodal equipment repairs, partially offset by the effect of Foreign Exchange and lower costs associated with derailments, mishaps and personal injuries. Expenses increased in 2003 over 2002 due to higher insurance premiums, derailment costs, volume-related expenses and favourable adjustments made in 2002.

EXPECTATIONS FOR 2005

CPR anticipates that total operating expenses will increase in the range of 5 % to 6 % in 2005. The Company’s expense outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. CPR’s 2005 expense outlook assumes fuel expense will increase 18 % to 20%, including the benefits of hedging, and compensation and benefits expense will increase due to additional hiring to handle growing freight volumes, inflation and higher pension expense. CPR’s expense outlook also assumes current positive economic trends in North America and Asia will continue. The higher fuel expense assumption is based on CPR’s estimate that the West Texas Intermediate price will increase to an average of US$48 per barrel (unhedged) in 2005, from an average of US$40 per barrel (unhedged) in 2004, and that fuel consumption will increase as a result of higher freight volumes. Excluding fuel, total operating expenses are expected to increase in the range of 3 % to 4%.

other income statement items

OTHER CHARGES

Other charges consist of amortization of the discounted portion of certain long-term accruals, gains and losses due to the effect of Foreign Exchange on working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments, and other miscellaneous

2004 Annual Report	19

income. Other charges were $36.1 million in 2004, an increase of $2.6 million from $33.5 million in 2003, and an increase of $14.3 million from $21.8 million in 2002. The increase in 2004, compared with 2003, was due to changes in the fair value of derivative instruments that were not eligible for hedge accounting under the Canadian Institute of Chartered Accountants’ (“CICA”) Accounting Guideline 13 (“AcG 13”), discussed under the heading “Changes in Accounting Policy” in this MD&A, and the effect of Foreign Exchange on working capital accounts. The increase in 2003, compared with 2002, was due to a benefit in 2002 from interest income on a tax recovery and interest paid in 2003 on an income tax settlement.

INTEREST EXPENSE

Interest expense includes interest on long-term debt and capital leases, and interest income. Interest expense was $218.6 million in 2004, down slightly from $218.7 million in 2003 and a decrease of $23.6 million from $242.2 million in 2002. Interest expense decreased in 2004, compared with 2003, due to the positive effect of Foreign Exchange, savings from interest rate swaps on US$200 million of the US$400-million 6.25 % Medium Term Notes (discussed further under the heading “Financial Instruments” in this MD&A) and the replacement of higher-cost debt with lower-cost debt. These reductions were offset by interest on a new locomotive capital lease entered into in the first quarter of 2004, and interest on the $350-million 4.9 % Medium Term Notes. The cancellation in July 2004 of the cross-currency swaps on $105 million of the $350-million 4.9 % Medium Term Notes (discussed further under the heading “Financial Instruments” in this MD&A) resulted in lower cost savings and, therefore, an increase to 2004 interest expense. The decrease in 2003 from 2002 was due to the replacement of higher-cost debt with lower-cost debt and the positive impact of Foreign Exchange and interest rate swaps. The decrease was partially offset by interest on the $350-million 4.9 % Medium Term Notes.

INCOME TAXES

Income tax expense in 2004 was $143.3 million, compared with $41.6 million in 2003 and $105.9 million in 2002. Income tax expense increased in 2004, compared with 2003, mainly due to the recovery of income taxes for special charges in 2003. The recovery in 2003 was also the primary reason for the lower income tax expense in 2003, compared with 2002.

The effective income tax rate for 2004 was 25.9%, compared with 9.4 % for 2003 and 17.9 % for 2002. The normalized rates (income tax rate based on income adjusted for FX on LTD and other specified items) for 2004, 2003 and 2002 were 32.3%, 30.9 % and 31.2%, respectively.

In December 2003, the Government of Ontario repealed previously announced future income tax rate reductions. The Company’s future income tax liability, which was previously based on these reduced rates, was increased by $52.7 million to reflect the change. This adjustment is also discussed in the section “Non-GAAP Earnings”, under the sub-heading “Other Specified Items”.

Following a revaluation in 2003 of various components used to determine its future income tax liability, the Company reduced the estimate of its future income tax liability by $59.3 million. This adjustment is also discussed in the section “Non-GAAP Earnings”, under the sub-heading “Other Specified Items”.

In 2002, the Company reported an income tax recovery of approximately $72.0 million stemming from a favourable tax decision by the Federal Court of Appeal. This decision resulted in an effective tax rate of 17.9%, compared with a normalized income tax rate of approximately 31.2%. This adjustment is also discussed in the section “Non-GAAP Earnings”, under the sub-heading “Other Specified Items”.

EXPECTATIONS FOR 2005

The Company anticipates that expenses for interest, other charges and taxes will increase in the range of 4 % to 6 % in 2005. This outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions include a normalized tax rate of between 32 % and 34 % on higher earnings in 2005 and a slight increase in interest expense associated with new debt that may be issued in 2005. A normalized tax rate of between 32 % and 34 % would be similar to the normalized tax rate in 2004.

In recent years, CPR has been using certain tax loss carryforwards to offset taxable income. The Company anticipates that these loss carryforwards will be exhausted by 2007 and CPR will have an increase in tax payments during that year.

fourth-quarter summary

OPERATING RESULTS

In the fourth quarter of 2004, the Company transported 60,491 million GTMs and 31,603 million RTMs of

20	2004 Annual Report

freight, compared with 58,887 million GTMs and 30,792 million RTMs in the fourth quarter of 2003. The increases were largely responsible for a 7 % rise in freight revenues in the fourth quarter of 2004, compared with the same period in 2003. There was also an increase in related variable expenses in the fourth quarter of 2004, compared with fourth-quarter 2003.

The Company reported net income of $129.3 million in the fourth quarter of 2004, a decrease of $44.7 million from $174.0 million in the same period of 2003. The decrease was mainly due to a special charge of $55.2 million after tax ($90.9 million before tax) taken in the fourth quarter of 2004 to reflect clean-up costs for environmental contamination at a property in Minnesota (discussed further under the heading “Future Trends, Commitments and Risks” in this MD&A) and an FX gain on LTD. The FX gain on LTD in the fourth quarter of 2004 was $55.8 million after tax, compared with $72.0 million after tax in the same period in 2003. The decrease was partially offset by a $12.4-million after-tax reversal ($19.0 million before tax) of part of a restructuring charge taken in the second quarter of 2003, and a loss on the transfer of assets to an outsourcing firm of $18.4 million after tax ($28.9 million before tax) in the fourth quarter of 2003 (discussed further under the sub-heading “Other Specified Items” in this MD&A).

Operating income for the three-month period ended December 31, 2004, was $161.1 million, a decrease of $32.2 million from $193.3 million in the same period of 2003. The decrease was mainly due to the special charge for environmental clean-up costs. This decrease was partially offset by higher freight volumes, resulting in increased revenues in 2004 (discussed under the sub-heading “Revenues” below), partially offset by a corresponding increase in volume-related expenses. The decrease was also partially offset by the reversal of part of the restructuring charge taken in the second quarter of 2003, and the loss on the transfer of assets to an outsourcing firm in the fourth quarter of 2003.

Diluted EPS was $0.81 in the fourth quarter of 2004, a decrease of $0.28 from $1.09 in the same period of 2003.

NON-GAAP EARNINGS

Income, excluding FX on LTD and other specified items, was $116.3 million in the fourth quarter of 2004, an increase of $2.5 million from $113.8 million in fourth-quarter 2003. The increase was due to higher intermodal, grain, fertilizer and coal revenues, partially offset by an increase in fuel and compensation and benefits expenses (discussed in the “Revenues” and “Operating Expenses, before Other Specified Items” sections).

REVENUES

Total revenues were $1,021.9 million in the fourth quarter of 2004, an increase of $58.4 million from $963.5 million in fourth-quarter 2003.

Grain

Grain revenues in the fourth quarter of 2004 were $199.5 million, an increase of $10.8 million from $188.7 million in the same period of 2003, mainly due to higher volumes of U.S. grain for export, partially offset by the effect of Foreign Exchange.

Coal

Coal revenues were $142.7 million, an increase of $26.5 million from $116.2 million, largely due to a strong steel market, which created higher world demand for metallurgical coal, and a positive rate adjustment in the fourth quarter of 2004 as a result of a settlement for eastbound Canadian coal shipments.

Sulphur and Fertilizers

Sulphur and fertilizers revenues were $108.7 million in the fourth quarter of 2004, an increase of $10.2 million from $98.5 million in 2003, mainly due to increased export potash shipments driven by higher demand in Brazil and East Asia.

Forest Products

Forest products revenues were $79.0 million, an increase of $5.3 million from $73.7 million in 2003, mainly due to higher transportation rates, greater volumes for pulp and paper products and new newsprint business.

Industrial Products

Industrial products revenues were $108.7 million in the fourth quarter of 2004, an increase of $4.5 million from $104.2 million in 2003 as a result of initiatives to increase rates, greater demand for steel driven by economic expansion and strong demand for export glycol.

Automotive

Automotive revenues were $66.6 million in fourth-quarter 2004, a decrease of $9.3 million from fourth-quarter 2003 revenues of $75.9 million due to the effect of Foreign Exchange, a decline in demand for certain vehicle models in 2004 and reduced volumes related to the loss of certain business to a competing railway.

Intermodal

Intermodal revenues grew in the fourth quarter of 2004 to $261.9 million, an increase of $15.5 million from

2004 Annual Report	21

$246.4 million in the same period of 2003. In the import/export business, growth was mainly due to increased volumes in the export sector at the ports of Vancouver and Montreal as a result of improved world economic conditions and a general trend toward containerized traffic. Growth in the domestic market was due to greater demand in retail businesses. Revenues in the import/export and domestic businesses also increased due to higher freight rates.

OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS

Operating expenses, before other specified items, in the fourth quarter of 2004 were $788.9 million, an increase of $47.6 million from $741.3 million in the same period of 2003.

Compensation and Benefits

Compensation and benefits expense in fourth-quarter 2004 was $326.8 million, an increase of $20.9 million from $305.9 million in the fourth quarter of 2003. The increase was largely due to higher incentive compensation and pension expenses, inflation and selective hiring to handle business growth, partially offset by the effect of Foreign Exchange and cost savings from workforce reductions.

Fuel

Fuel expense was $123.4 million in fourth-quarter 2004, an increase of $25.3 million from $98.1 million in 2003 due to higher crude oil prices and volumes, partially offset by the positive results of CPR’s fuel hedging program, the effect of Foreign Exchange, greater fuel efficiency and a refund of fuel excise taxes relating to prior years.

Materials

Materials expense was $38.1 million, a decrease of $3.2 million from $41.3 million in 2003, mainly due to an adjustment to correct for overpayment to a supplier, partially offset by increased materials usage for locomotive repairs and servicing stemming from an increase in locomotive fleet size.

Equipment Rents

Equipment rents expense was $46.6 million in the fourth quarter of 2004, a decrease of $8.0 million from $54.6 million in 2003 due to higher earnings from customers and railways for the use of CPR cars and the effect of Foreign Exchange, partially offset by additional leases acquired for locomotives and freight cars to handle additional freight volumes and higher freight car lease rates.

Depreciation and Amortization

Depreciation and amortization expense was $102.1 million in 2004, an increase of $5.2 million from $96.9 million in the fourth quarter of 2003, due largely to additions to CPR’s capital assets and increased depreciation rates on certain assets, particularly rail, partially mitigated by asset retirements.

Purchased Services and Other

Purchased services and other expense was $151.9 million in fourth-quarter 2004, an increase of $7.4 million from $144.5 million in the same period of 2003. The increase was mainly due to payments to IBM under an outsourcing agreement that began in January 2004, higher joint-facility inter-railway expenditures and locomotive rebates in 2003, and increased consulting services, partially offset by lower costs associated with derailments, mishaps and personal injury claims, and the positive effect of Foreign Exchange.

OTHER INCOME STATEMENT ITEMS

FX on LTD grew to $57.2 million ($55.8 million after tax) in fourth-quarter 2004, an increase of $12.9 million from $44.3 million ($72.0 million after tax) in the same period of 2003. The increase was due to the effect of Foreign Exchange on U.S. dollar-denominated debt. Other charges were $12.9 million in 2004, a slight decrease from $13.4 million in 2003, reflecting a penalty payment for termination of a contract and interest paid on an income tax settlement in 2003, which offset the effect of Foreign Exchange on working capital accounts and gains realized on forward foreign exchange contracts. Interest expense was $52.6 million in fourth-quarter 2004, an increase of $2.3 million from $50.3 million in 2003. The increase was due to interest on long-term debt issued to finance locomotives in the first quarter of 2004 and a rise in variable interest rates, partially offset by the effect of Foreign Exchange.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company held $353.0 million in cash and short-term investments, which was an increase of $29.8 million during the fourth quarter of 2004. At December 31, 2003, CPR held $134.7 million in cash and short-term investments, which was a decrease of $225.3 million during the fourth quarter of 2003. The increase in cash was due primarily to lower pension contributions of $112.9 million in the fourth quarter of 2004, compared with $314.9 million (including a prepayment of pension funding of $300.0 million) in the fourth quarter of 2003.

22	2004 Annual Report

quarterly financial data

	For the quarter ended
(in millions, except per share data)	2004				2003 (1)

(unaudited)	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31

Total revenue	$1,021.9	$989.7	$1,004.7	$886.6	$963.5	$904.3	$914.1	$878.8
Operating income (loss)	$161.1	$218.9	$220.6	$116.0	$193.3	$203.6	$(29.2)	$117.9
Net income	$129.3	$176.5	$83.7	$23.5	$174.0	$91.3	$34.1	$101.9
Basic earnings per share	$0.81	$1.11	$0.53	$0.15	$1.10	$0.57	$0.22	$0.64
Diluted earnings per share	$0.81	$1.11	$0.53	$0.15	$1.09	$0.57	$0.22	$0.64

This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.
(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.

QUARTERLY TRENDS

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and the transportation of consumer goods. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of consumer goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter.

Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs as a result of winter weather.

Operating and net income in the fourth quarter of 2004 were negatively affected by a special charge for environmental clean-up costs associated with a property in Minnesota but were positively impacted by a reversal of a portion of a special charge for restructuring that was originally recorded in the second quarter of 2003.

A special charge for restructuring and asset impairment recorded in the second quarter of 2003 and a loss on transfer of assets related to an outsourcing agreement with IBM in the fourth quarter of 2003 negatively affected operating and net income for that year.

Net income is influenced by seasonal fluctuations, including weather-related costs, as well as FX on LTD, the special charges and the loss on transfer of assets.

changes in accounting policy

2004 ACCOUNTING CHANGES

The Company implemented the following new accounting policies during 2004 as a result of new developments in accounting standards.

Hedging Transactions

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13 “Hedging Relationships” (“AcG 13”). AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria are accounted for in accordance with Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments” (“EIC-128”). These instruments are recorded on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of $105 million at December 31, 2003, no longer qualified for hedge accounting for Canadian GAAP purposes. These swap agreements are discussed further under the heading “Financial Instruments”.

2004 Annual Report	23

Beginning January 1, 2004, derivative instruments that do not qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. In 2004, a $1.5-million pre-tax gain was reported in “Other Charges” on the Statement of Consolidated Income.

Further discussion of CPR’s derivative instruments is provided under the heading “Financial Instruments”.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110 “Asset Retirement Obligations”, which replaced the previous guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment”. The new standard requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost is added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when the removal of the asset is not a legal obligation.

The effect on CPR’s earnings from adopting this standard is discussed under the sub-heading “Property, Plant and Equipment”.

Stock-based Compensation

In the fourth quarter of 2003, CPR adopted the fair value-based approach of the CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company adopted the new accounting standard effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003.

In 2004, “Compensation and Benefits” expense on the Statement of Consolidated Income increased $5.8 million as a result of adopting this standard.

liquidity and capital resources

CPR believes that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations, including the obligations identified in the tables under the heading “Contractual Commitments” and the sub-heading “Financial Commitments”. CPR is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes CPR’s indicators of liquidity and capital resources.

OPERATING ACTIVITIES

Cash provided by operating activities was $786.0 million in 2004, an increase of $480.3 million from $305.7 million in 2003 and an increase of $22.5 million from $763.5 million in 2002. The increase in 2004 from 2003 was mainly due to a larger amount of cash being generated through earnings in 2004, an additional pension funding payment of $300.0 million in the fourth quarter of 2003 and reduced restructuring payments in 2004. The decrease in 2003 from 2002 was mainly due to the additional pension funding payment of $300.0 million and lower net income in 2003.

There are no specific or unusual requirements relating to CPR’s working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPR.

INVESTING ACTIVITIES

Cash used in investing activities was $666.1 million in 2004, a decrease of $34.2 million from $700.3 million in 2003 and an increase of $115.1 million from $551.0 million in 2002. The decrease in 2004, compared with 2003, was mainly due to fewer locomotive acquisitions and a lower U.S. foreign exchange rate in 2004, partially offset by increases in capital spending on track projects. The increase in 2003, compared with 2002, was mainly due to higher capital spending on track projects, the purchase of new locomotives and increased funding to a joint venture.

Capital spending in 2005 is projected to be approximately $760 million, mainly for track infrastructure renewal and locomotive acquisitions and overhauls. The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. CPR’s 2005 capital spending outlook assumes that capital additions will increase in 2005 from 2004 as a result of increased track-related investments, which are partly due to growing freight volumes.

24	2004 Annual Report

CPR intends to finance capital expenditures from free cash flow, but may finance some equipment with new debt, if required.

FINANCING ACTIVITIES

Cash provided by financing activities was $98.4 million in 2004, a decrease of $146.0 million from $244.4 million in 2003 and an increase of $582.9 million from cash used in financing activities of $484.5 million in 2002. The decrease in cash provided in 2004, compared with 2003, was due to lower debt issuances in 2004. In 2004, debt was issued as described below, compared with the issue of 5.75 % US$250-million Debentures and the $350-million Medium Term Notes in 2003 (described below), partially offset by the redemption of the 6.875 % US$250-million Debentures in the second quarter of 2003. The increase in 2003 over 2002 was due to the issuance of debt in 2003, partially offset by the redemption of debt in 2003 (described below) and the repayment of US$250 million of debt in the second quarter of 2002.

CPR completed one Senior Secured Notes offering in the first quarter of 2004 – 5.41 % US$145 million issued March 2004, maturing March 2024, to fund the acquisition of locomotives.

CPR completed two unsecured debt offerings in 2003 – 5.75 % US$250-million Debentures issued March 2003, maturing March 2033, and 4.9% $350-million Medium Term Notes issued July 2003, maturing June 2010. The former was to refinance CPR’s 6.875 % US$250-million Notes that matured in April 2003. The latter was to take advantage of the low interest rate environment and provide funds for general operating purposes.

CPR has available, as sources of financing, credit facilities of up to $545.0 million. CPR believes it can raise capital, within limits, in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.

CPR filed a US$750-million base shelf prospectus with the U.S. Securities and Exchange Commission in May 2004 to provide the financial flexibility to offer debt securities for sale. The Company plans to issue Medium Term Notes in the first half of 2005, primarily to finance the purchase of additional locomotives.

At December 31, 2004, CPR’s net-debt to net-debt-plus-equity ratio improved to 42.9%, compared with 46.9 % and 47.4 % at December 31, 2003 and 2002, respectively. The improvement in 2004, compared with 2003, was due primarily to the increase in equity from 2004 earnings and increased cash balances. The improvement in 2003, compared with 2002, was due primarily to the increase in equity from 2003 earnings, offset by decreased cash balances and a net increase in debt. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the sum of net debt plus total shareholders’ equity as presented on CPR’s Consolidated Balance Sheet.

Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage the Company’s capital employed so that it retains solid investment-grade credit.

FREE CASH

Free cash is a non-GAAP measure that management considers an indicator of CPR’s liquidity and ability to re-invest in the Company. Free cash, after dividends, is calculated as cash provided by operating activities, less cash used in investing activities and dividends.

The Company generated positive free cash after dividends of $38.2 million in 2004, compared with negative free cash of $475.4 million in 2003 and positive free cash of $131.7 million in 2002. The increase in free cash in 2004, compared with 2003, was due largely to an increase in cash generated by operating activities (as discussed previously) and decreased capital expenditures in 2004. Negative free cash in 2003 resulted mainly from an extra pension funding payment of $300.0 million in the fourth quarter of 2003 and lower net income and increased capital expenditures in 2003, compared with 2002.

CPR expects to generate free cash of $50 million to $100 million for the 2005 fiscal year, achieved mainly with higher earnings and lower restructuring payments, partially offset by an increase in capital expenditures.

2004 Annual Report	25

The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. CPR’s free cash outlook relies on the assumptions established for earnings and capital expenditures, which were discussed previously in this MD&A under the sub-heading “Revenues”, and under the headings “Operating Expenses, Before Other Specified Items”, “Other Income Statement Items” and “Liquidity and Capital Resources”.

CALCULATION OF FREE CASH
(reconciliation of free cash to GAAP cash position)

For the year ended December 31 (in millions) (unaudited)	2004	2003 (1)	2002 (1)

Cash provided by operating activities	$786.0	$305.7	$763.5
Cash used in investing activities	(666.1)	(700.3)	(551.0)
Dividends paid on Common Shares	(81.7)	(80.8)	(80.8)

Free cash (2)	38.2	(475.4)	131.7
Cash provided by (used in) financing activities, before dividend payment	180.1	325.2	(403.7)

Increase (decrease) in cash, as shown on the Statement of Consolidated Cash Flows	218.3	(150.2)	(272.0)
Net cash at beginning of period	134.7	284.9	556.9

Net cash at end of period	$353.0	$134.7	$284.9

(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.
(2) These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

balance sheet

Assets totalled $10,499.8 million at December 31, 2004, compared with $9,956.7 million at December 31, 2003, and $9,664.3 million at December 31, 2002. The increase in 2004, compared with 2003, was mainly due to capital additions, most of which were locomotives and track replacement programs, and a larger cash balance from debt issuance in the first quarter of 2004. The increase in assets in 2003, compared with 2002, was mainly due to capital additions for locomotives and track replacement programs, and a larger pension asset from additional funding during 2003.

CPR’s combined short-term and long-term liabilities were $6,517.4 million at December 31, 2004, compared with total liabilities of $6,302.1 million at December 31, 2003, and $6,296.0 million at December 31, 2002. The increases were mainly due to higher accrued payroll liabilities, most of which were for a more normal level of incentive compensation, and larger future income tax balances resulting from tax rate increases by the Province of Ontario. Trade accounts payable also increased, mainly for amounts owing to other railways for transporting CPR customers’ freight.

At December 31, 2004, the Company’s Consolidated Balance Sheet reflected $3,982.4 million in equity, compared with equity balances of $3,654.6 million and $3,368.3 million at December 31, 2003 and 2002, respectively. The majority of the increases were due to CPR’s growth in retained income in 2004 and 2003.

SHARE CAPITAL

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2004, 158.8 million Common Shares and no Preferred Shares had been issued.

CPR also has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CPR shares. Each option granted can be exercised for one Common Share. CPR has authorized a maximum of 11.0 million Common Shares for issuance under the MSOIP. At December 31, 2004, 7.6 million of these options were outstanding.

26	2004 Annual Report

On July 21, 2003, CPR’s Board of Directors suspended the Company’s Directors’ Stock Option Plan (“DSOP”), under which members of the Board of Directors were granted options to purchase CPR shares. The DSOP allowed each option granted to be exercised for one Common Share. The maximum number of Common Shares approved for issuance under the DSOP was 500,000. Outstanding options granted prior to suspension of the DSOP remain in effect with no amendments. At December 31, 2004, 160,000 of these options remained in effect. The DSOP was suspended as a result of a review by external compensation consultants of the Company’s compensation philosophy for its Board of Directors.

DIVIDENDS

Declared Dividends and Dividend Policy

The Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. The Company is, however, under no obligation to declare dividends and the declaration of dividends is wholly within the Board of Directors’ discretion. Further, the Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

The details of dividends declared by the Board of Directors since the initial listing of CPR’s Common Shares on the Toronto and New York stock exchanges in October 2001 are as follows:

Dividend amount	Record date	Payment date

$0.1275	December 27, 2001	January 28, 2002
$0.1275	March 27, 2002	April 29, 2002
$0.1275	June 27, 2002	July 29, 2002
$0.1275	September 27, 2002	October 28, 2002
$0.1275	December 27, 2002	January 27, 2003
$0.1275	March 28, 2003	April 28, 2003
$0.1275	June 27, 2003	July 28, 2003
$0.1275	September 26, 2003	October 27, 2003
$0.1275	December 24, 2003	January 26, 2004
$0.1275	March 26, 2004	April 26, 2004
$0.1275	June 25, 2004	July 26, 2004
$0.1325	September 24, 2004	October 25, 2004
$0.1325	December 31, 2004	January 31, 2005
$0.1325	March 25, 2005	April 25, 2005

financial instruments

The Company’s policy with respect to hedging of risk exposure is to selectively reduce volatility associated with fluctuations in interest and foreign exchange rates and in the price of diesel fuel. CPR’s policy is to prohibit the utilization of derivative financial and commodity instruments for trading or speculative purposes.

INTEREST RATE MANAGEMENT

The Company enters into interest rate risk management transactions to manage exposure to fluctuations in interest rates, to protect against increases in interest rates in anticipation of future debt issuances, and to convert a portion of its fixed-rate long-term debt to floating-rate debt. From time to time, the Company uses interest rate swaps, bond forwards and interest rate locks as part of its interest rate risk management strategy.

Interest Rate Swaps

The Company has entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of its US$400-million 6.25 % Notes to floating-rate debt. CPR pays an average floating rate that fluctuates

2004 Annual Report	27

quarterly based on the London Interbank Offered Rate (“LIBOR”). These swaps expire in 2011 and are accounted for as a fair value hedge. Savings from these swaps reduced “Interest Expense” on the Statement of Consolidated Income by $6.7 million in 2004. An unrealized gain of $8.8 million from these interest rate swaps was calculated based on their fair value at December 31, 2004. The fair value of these swaps has not been recorded on the Consolidated Balance Sheet. Swap, currency and basis-spread curves from Reuters were utilized to establish the fair market value of the swaps. Values may vary marginally due to either the terms of the contract or minor variations in the time of day when the data was collected.

Concurrent with the issuance of its 4.9% $350-million Medium Term Notes in 2003, CPR entered into cross-currency, fixed-to-floating interest rate swap agreements for the purpose of converting $105 million of fixed-rate debt to US$77.3 million of floating-rate U.S. dollar-denominated debt. Beginning January 1, 2004, management determined that these agreements no longer qualified for hedge accounting treatment under a new Canadian GAAP pronouncement, AcG 13, which is discussed further under the heading “Changes in Accounting Policy” in this MD&A. The Company’s unrealized gain from these swaps is being amortized over the life of the debt. At December 31, 2004, “Deferred Liabilities” on the Consolidated Balance Sheet included $1.8 million for this deferred gain. Amortization of this gain reduced “Other Charges” on the Statement of Consolidated Income by $0.4 million in 2004. “Other Charges” also included the additional costs or savings that arose when the swaps were settled. The Company recorded savings of $1.5 million from these agreements in 2004. In July 2004, the Company terminated these agreements and a loss of $2.2 million from this settlement was included in “Other Charges”.

Interest Rate Locks

In the fourth quarter of 2004, CPR entered into eight treasury rate locks totalling US$200 million to fix the benchmark interest rate on certain U.S. Medium Term Notes the Company plans to issue in the first half of 2005. Any gains or losses from this arrangement, which is accounted for as a cash flow hedge, are expected to be amortized over the life of the related debt issuance. An unrealized gain of $1.8 million was calculated from these locks at December 31, 2004, using swap, currency and basis spread curves from Reuters to establish the fair market value of the locks. No realized or unrealized gains or losses from these locks were included in CPR’s financial statements at December 31, 2004.

In 2003, CPR entered into six treasury rate locks totalling US$124 million to fix the benchmark interest rate on the 5.41 % US$145-million Senior Secured Notes offering, maturing in 2024. Upon termination of these locks in the first quarter of 2004, CPR realized a loss of $2.0 million, which is being deferred and amortized over the 20-year life of the existing financing. At December 31, 2004, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included an unamortized loss of $1.9 million from these agreements. “Interest Expense” on the 2004 Statement of Consolidated Income included $0.1 million for amortization of this loss.

At December 31, 2004, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included an unamortized loss of $18.3 million from interest rate locks settled in 2003 on $200 million of long-term debt. The total loss is being amortized over seven years, which is the term of the underlying debt. “Interest Expense” on the 2004 Statement of Consolidated Income included $3.3 million for amortization of this loss.

At December 31, 2004, “Deferred Liabilities” on the Consolidated Balance Sheet included an unamortized gain of $8.9 million from interest rate locks settled in 2003 on US$250 million of long-term debt. The total gain is being amortized over 30 years, which is the term of the underlying debt. “Interest Expense” on the 2004 Statement of Consolidated Income included $0.3 million for amortization of this gain.

FOREIGN EXCHANGE MANAGEMENT

The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. From time to time, the Company uses foreign exchange forward contracts as part of its foreign exchange risk management strategy. A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the Company’s net investment in self-sustaining foreign subsidiaries.

Foreign Exchange Forward Contracts

CPR hedged a portion of its U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At December 31, 2004, the Company had US$98.3 million of forward sales of U.S. dollars

28	2004 Annual Report

outstanding to be settled in 2005 and 2006. The unrealized gain on these forward contracts, calculated using the trading value of the U.S. dollar on the New York Stock Exchange, was $0.2 million at December 31, 2004. No realized or unrealized gains or losses for these forwards were included in CPR’s financial statements at December 31, 2004.

CPR also purchased forward contracts to manage some of its exposure to fluctuations related to certain short-term commitments in U.S. dollars due to changes in exchange rates between Canadian and U.S. dollars. These forward contracts were not designated as hedges. The contracts settled in the second quarter of 2004. “Other Charges” on the 2004 Statement of Consolidated Income were reduced by $1.8 million as a result of realized gains from these contracts.

Cash Hedge

CPR designated US$70 million of cash as a hedge of the Company’s planned purchase of 41 locomotives in the first quarter of 2005. Any foreign exchange gain or loss realized on the cash will be applied against the purchase price of the locomotives. As at December 31, 2004, an unrealized foreign exchange loss of $1.1 million was calculated on this hedge using the closing U.S. dollar foreign exchange rate obtained from the Bank of Canada on December 31, 2004. No realized or unrealized gains or losses for these forwards were included in CPR’s financial statements at December 31, 2004.

FUEL PRICE MANAGEMENT

Crude Oil Futures

CPR enters into crude oil swap contracts to help mitigate future price increases related to the purchase of fuel. The Company generally enters into commodity swap purchase contracts. These contracts are marked-to-market every reporting period and the related unrealized gains or losses on these swaps are deferred until the related fuel purchases are realized.

An unrealized gain of $32.0 million was calculated based on the fair value of the swaps, which was derived from the price of West Texas Intermediate (“WTI”), as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. No unrealized gains or losses have been included in the Company’s financial statements in 2004.

Fuel purchases and commodity swap contracts have an element of foreign exchange variability. The Company uses from time to time foreign exchange forward contracts to manage this element of fuel-price risk. The Company enters into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel.

An unrealized loss of $8.8 million related to forward purchases of U.S. dollars was calculated based on the fair value of these forwards at December 31, 2004. Forward curves from Reuters were utilized to establish the fair value. The unrealized loss has not been recorded in the Company’s financial statements in 2004.

Fuel expense was reduced by $36.5 million in 2004 as a result of realized gains and losses arising from settled swaps and collars. No amounts for the foreign exchange forwards have been included in the Company’s financial statements for 2004, as none of the contracts has been realized.

For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. The Company has fuel hedges for approximately 31 % of its fuel purchases in 2005, representing unrealized gains of $17.9 million at December 31, 2004.

off-balance sheet arrangements

SALE OF ACCOUNTS RECEIVABLE

In September 2004, the Company renewed its accounts receivable securitization program for a term of five years to September 2009. Under the terms of the renewal, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and CPR is not the primary beneficiary. The Company may increase this sale amount up to a program limit of $200.0 million. At December 31, 2004, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2003 – $120.0 million). Due to a relatively short collection cycle, the fair value of the undivided interest transferred to the trust in the accounts receivable securitization program approximated book value and the loss on the transaction was limited to the costs of funding and administering the program. The Company’s loss of $2.9 million (2003 – $4.1 million) on the securitization program was included in “Other Charges” on CPR’s Statement of Consolidated Income. The Company

2004 Annual Report	29

has a retained interest of approximately 15 % of receivables sold, which is recorded in “Accounts Receivable” on CPR’s Consolidated Balance Sheet. The Company cannot enter into an agreement with a third party with respect to its retained interest.

Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, nor receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits. The Company maintains an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2004, allowances of $3.6 million (2003 – $5.6 million) were recorded in “Accounts Receivable”. In 2004, $2.8 million (2003 – $1.1 million) of accounts receivable were written off to “Freight Revenues”.

The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. However, even though the Company acts as collector of all of the securitized receivables, it has no claim against the trust’s co-ownership interest in the securitized receivables. No servicing asset or liability has been recorded, as the benefits CPR receives for servicing the receivables approximate the related costs. Proceeds from collections reinvested in the accounts receivable securitization program were $382.4 million in 2004.

The securitization program is subject to standard reporting and credit-rating requirements for CPR and includes a provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by Dominion Bond Rating Services and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program. In the event the program is terminated prior to maturity, CPR expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The Company complied with all termination tests in 2004.

contractual commitments

The following table indicates CPR’s known contractual obligations and commitments to make future payments for contracts such as debt, capital lease arrangements and commercial commitments:

	Payments due by period
		Less than	1 – 3	3 – 5	After
At December 31, 2004 (in millions)	Total	1 year	years	years	5 years

Long-term debt	$3,014.9	$271.0	$185.8	$39.0	$2,519.1
Capital lease obligations	336.1	4.7	14.5	17.2	299.7
Operating lease obligations (1)	633.8	146.7	215.9	112.4	158.8
Supplier purchase obligations	603.1	94.8	158.9	119.9	229.5
Other long-term liabilities reflected on the Company’s Consolidated Balance Sheet (2)	953.6	120.2	227.8	231.1	374.5

Total contractual obligations	$5,541.5	$637.4	$802.9	$519.6	$3,581.6

(1) CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $218.9 million, primarily in 2006 and beyond. Management estimates that CPR will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.
(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits and workers’ compensation benefits. Projected payments for post-retirement benefits and workers’ compensation benefits include the anticipated payments for years 2004 to 2013. Pension payments are not included due to the volatility in calculating them. Pension payments are discussed further under the heading “Future Trends, Commitments and Risks” under the sub-heading “Pension Plan Deficit”.

30	2004 Annual Report

foreign exchange

The Company is exposed to foreign exchange fluctuations on the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced because more revenues than expenses are generated in U.S. dollars. The Company has arranged a significant portion of its long-term debt in U.S. dollars as a hedge against a stronger Canadian dollar, as the negative impact on operating income is largely offset by a reduction in U.S. dollar-denominated interest cost.

The Canadian dollar strengthened against the U.S. dollar by approximately 8 % year-over-year in 2004, compared with 2003. The impact of this foreign exchange rate fluctuation on the Company’s financial results is reflected on the Statement of Consolidated Income and the Consolidated Balance Sheet, net of the hedge discussed above.

TRANSLATION OF THE COMPANY’S
ACCOUNTS, EXCLUDING FOREIGN SUBSIDIARIES

U.S. dollar-denominated revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with all gains and losses included immediately in income. On average, a $0.01 change in the Canadian dollar affects operating income by approximately $3 million.

U.S. dollar-denominated Consolidated Balance Sheet accounts are translated into Canadian dollars at the period-end exchange rate for monetary items such as working capital, long-term debt and cash, and at historical exchange rates for non-monetary items. Unrealized gains and losses arising from the translation of the monetary items are included in income immediately in “Other Charges”, and as “Foreign Exchange Gains (Losses) on Long-Term Debt” for U.S. dollar-denominated long-term debt.

TRANSLATION OF FOREIGN SUBSIDIARIES’ ACCOUNTS

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the period-end exchange rate for assets and liabilities and the average exchange rates in effect during the period for revenues and expenses. Unrealized foreign exchange gains and losses arising from translation of foreign subsidiaries’ accounts are included as a separate component of “Shareholders’ Equity” on the Consolidated Balance Sheet. The Company has designated a portion of its U.S. dollar-denominated long-term debt in Canada as a hedge against its net investment in self-sustaining foreign subsidiaries. As such, foreign exchange gains and losses on translation of foreign subsidiaries’ accounts are partially offset by the foreign exchange gains and losses on U.S. dollar-denominated long-term debt held in Canada.

future trends, commitments and risks

CAPACITY CHALLENGES

Significant increases in rail traffic volumes have created capacity challenges for the North American rail sector. An unanticipated surge in bulk exports and container imports has created pressure on CPR’s delivery system to and from the Pacific Coast. CPR is maximizing its freight handling capacity by purchasing or leasing new and more powerful locomotives, replacing older freight cars with more efficient and higher-capacity freight cars and hiring train crews, as well as redesigning rail service and using highly disciplined scheduled operating practices to increase productivity and efficiency. CPR is also employing a capacity allocation system for the rapidly expanding import container business on the Canadian West Coast and has entered into joint railway agreements that will improve capacity and service levels in the Vancouver area. CPR is considering a phased infrastructure expansion program that would increase network capacity in increments, beginning with the corridor west of Moose Jaw, Saskatchewan. The phased approach would enable CPR to expand with the rate of traffic growth, helping CPR derive maximum value from its investment, or to delay or reduce the scope of the phases as capacity improves on the existing network. However, network expansion will only begin should several preconditions be met, including the sustainability of traffic growth, improved margins and regulatory stability.

COMPANY GROWTH AND FLEXIBILITY

CPR has a substantial investment in fixed plant and equipment, and has limited flexibility to adjust output levels and expenditures in response to short-term declines in traffic, potentially resulting in a cyclical adverse impact on future earnings levels. However, CPR actively manages its processes and resources to control variable costs, increase efficiency and mitigate the negative effects of declines in freight traffic.

In 2005, CPR will continue its focus on revenue growth and cost reduction as well as improved utilization of its asset base. Targeted initiatives and price improvements are expected to drive revenue growth, including growth from value-added services provided by Canadian Pacific Logistics Solutions, CPR’s logistics and supply chain division.

2004 Annual Report	31

CPR anticipates continued revenue gains in bulk commodities, assuming global demand remains strong.

CPR’s traffic volumes and revenues are largely dependent upon the health and growth of the North American and global economies, exchange rates, and other factors affecting the volume and patterns of international trade. CPR’s future grain transportation revenues may be negatively affected if there is a recurrence of drought conditions that existed in its grain collection areas in 2001, 2002 and the first half of 2003. CPR will attempt to mitigate the effects of any downward pressure on transportation revenues primarily through cost-containment measures.

Continuing cost-containment programs are vital to CPR achieving its financial performance targets. CPR plans to eliminate approximately 175 job positions in 2005 as a result of previously announced initiatives designed to achieve cost reductions through consolidation and rationalization of administrative functions, redesign of yard processes and more efficient maintenance of freight car and locomotive fleets. CPR will continue to selectively hire in specific areas of the business, as required by growth or changes in traffic patterns.

Improved asset utilization is expected to result from further railcar modernization and from recent investments in information technology. Overall, the rail industry is continuing to leverage information technology to facilitate its dealings with suppliers and shippers. CPR’s ongoing strategy is to apply information technology to improve its competitive position.

CPR’s covered hopper car fleet consists of a mixture of owned and leased cars. A portion of the fleet used for the export of grain is leased from the Government of Canada, which has indicated a desire to sell or otherwise dispose of its cars. The potential impact of this on CPR’s grain business cannot be ascertained until the government’s decision is announced. However, in the event of a disposition, CPR has advocated a process that is market-driven and open to all interested parties.

CRUDE OIL PRICES

Diesel prices escalated further in 2004 and remain volatile due to supply disruptions, as well as political, labour and military unrest in some major oil-producing countries. CPR will continue to mitigate increases in fuel prices through fuel hedging, discussed under the heading “Financial Instruments” in this MD&A, and fuel surcharges. During December 2004, CPR decreased its exposure to rising fuel prices by increasing its hedged position to 31 % from 10 % of its anticipated fuel needs for 2005. In January 2005, CPR further increased its hedged purchases to 33%. The Company is also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives in its Integrated Operating Plan (“IOP”), which is designed to increase system fluidity. Under the IOP, trains are scheduled based on available capacity to minimize congestion across CPR’s network, which leads to fewer gallons of locomotive fuel being consumed. Additionally, the IOP optimizes locomotive utilization, allowing for increased train weights and a better match of horsepower to tonnage. Each of these improvements leads to lower fuel consumption per GTM.

BORDER SECURITY

CPR is a certified carrier with the U.S. Customs and Border Protection’s (“CBP”) Customs-Trade Partnership Against Terrorism (“C-TPAT”) program and the Canada Border Services Agency’s (“CBSA”) Partners in Protection (“PIP”) program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security. CPR is also an approved carrier under CBSA’s Customs Self-Assessment program.

CPR works closely with Canadian and U.S. customs officials and with other railways to ensure the safe and secure movement of goods between Canada and the U.S. The Company implemented several regulatory security frameworks in 2004 that focused on the provision of advanced electronic cargo information. CPR is fully automated with both CBSA and CBP and provides the requisite shipment information electronically, well in advance of border arrival.

Under the joint Declaration of Principles signed in April 2003, CPR committed to work with CBSA and CBP to install a new Vehicle and Cargo Inspection System (“VACIS”) at five of CPR’s border crossings. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments. Four of the VACIS systems are now fully operational and CPR is currently working with CBP and CBSA on the fifth installation, located in Windsor, Ontario, which is expected to be complete by the third quarter of 2005. The Government of Canada and CPR have each committed up to $4.1 million to secure the rail corridor between the Windsor VACIS facility and the U.S. border. This joint government-industry initiative is expected to enhance the security of

32	2004 Annual Report

U.S.-bound rail shipments while helping to ensure uninterrupted access to the U.S. market for CPR customers.

LABOUR RELATIONS

Train crew employees in Canada elected the Teamsters Canada Rail Conference (“TCRC”) as their bargaining agent in June 2004. CPR’s collective agreement with the former bargaining agent expired on December 31, 2002. A Memorandum of Settlement for a four-year collective agreement extending to the end of 2006 was achieved with the TCRC on November 13, 2004, and ratified by employees on January 17, 2005.

The Teamsters Canada Rail Conference, Maintenance of Way Employees Division (“TCRC-MWD”) was certified in July 2004 as bargaining agent for employees who maintain CPR’s track. The Company’s collective agreement with the former bargaining agent expired on December 31, 2003. A Memorandum of Settlement for a three-year collective agreement extending to the end of 2006 was achieved with the TCRC-MWD on January 14, 2005, and is currently being voted upon by employees.

CPR’s collective agreement with the Canadian Auto Workers (“CAW”), which represent employees who maintain and repair locomotives and freight cars, expired on December 31, 2004. A Memorandum of Settlement for a three-year collective agreement extending to the end of 2007 was achieved on February 11, 2005, and is being voted upon by employees.

Negotiations commenced in September 2004 with the International Brotherhood of Electrical Workers (“IBEW”), which represents signal maintainers. CPR’s collective agreement with the IBEW expired at the end of 2004. Negotiations are continuing.

The Company is preparing for negotiations with the Rail Canada Traffic Controllers and the Canadian Pacific Police Association that are scheduled to commence in September 2005.

In the U.S., CPR is party to collective agreements with 29 bargaining units: 15 on its Soo Line Railroad (“Soo Line”) subsidiary and 14 on its Delaware and Hudson Railway (“D&H”) subsidiary.

Soo Line has renewed agreements with seven unions representing track maintainers, freight car repair employees, clerks, train dispatchers, signal repair employees, machinists and conductors. Tentative settlements have been reached with two other bargaining units, which represent electricians and communication workers, and yard supervisors. Negotiations are continuing with the six remaining bargaining units, which represent locomotive and car foremen, mechanical labourers, blacksmiths and boilermakers, sheet metal workers, police, and locomotive engineers. Negotiations with the Teamsters, representing locomotive engineers, are being assisted through mediation.

D&H has renewed agreements with five unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees and mechanical supervisors. Negotiations are continuing with the remaining nine bargaining units, which represent track maintainers, conductors and trainpersons, engineering supervisors, machinists, yard supervisors, electricians, labourers, police, and pipefitters.

ENVIRONMENTAL

CPR has implemented a comprehensive Environmental Management System (“EMS”), which includes a general Environmental Protection Policy as well as policies and procedures that address specific issues and facilitate the reduction of environmental risk. CPR also prepares an annual Corporate Environmental Plan that states the Company’s environmental goals and objectives as well as strategies and tactics.

CPR has developed specific environmental programs to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities, and environmental impact assessment. In addition, CPR continues to focus on preventing spills and other incidents that have a negative impact on the environment. As a precaution, the Company has established a Strategic Emergency Response Contractor network and located spill equipment kits across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. CPR also regularly updates and tests emergency preparedness and response plans.

CPR has developed an environmental audit program that comprehensively, systematically and regularly assesses CPR’s facilities for compliance with legal requirements and conformance of CPR’s policies to accepted industry standards. Audits are followed by a formal Corrective Action Planning process to ensure findings are addressed in a timely manner. In addition, CPR’s Board of Directors has established an Environmental and

2004 Annual Report	33

Safety Committee, which conducts a semi-annual comprehensive review of environmental issues.

In the fourth quarter of 2004, the Company recorded a $90.9-million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a property in Minnesota, which includes areas previously leased to third parties. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate State of Minnesota authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. CPR now has sufficient information to reasonably estimate clean-up and other applicable costs for the entire property. CPR expects to file with the State of Minnesota in 2005 a response action plan for the east side of the property.

The charge was taken in the fourth quarter of 2004 because future liability increases for this property became probable and subject to reasonable estimation, in accordance with applicable accounting standards, based on the present scientific and engineering knowledge about the property. The estimate may change as new information becomes available or new developments occur. The costs are expected to be incurred over approximately 10 years.

CPR has initiated litigation against two former lessees that it believes are responsible for a large portion of the contamination. Under applicable accounting rules, no recovery has been accrued since any recovery is dependent upon the outcome of the lawsuit, which at present is scheduled for trial in 2007.

AGREEMENTS AND CONTRACT NEGOTIATIONS

On June 30, 2004, CPR and Norfolk Southern Railway (“NSR”) entered into a Memorandum of Understanding in an effort to improve the efficiency of railway operations and enhance rail service to customers in the northeastern U.S. On September 30, 2004, CPR and NSR entered into definitive agreements under which NSR will provide yard services to CPR at Buffalo, New York, and haul CPR traffic between Buffalo and Binghamton, New York. NSR also agreed to grant CPR trackage rights over certain NSR lines in the vicinity of Buffalo. Also on September 30, 2004, CPR and NSR entered into definitive agreements under which CPR will grant trackage rights to NSR between Binghamton and Saratoga Springs, New York. CPR will haul NSR traffic between Rouses Point, New York, and Saratoga Springs and CPR will provide yard services to NSR at Binghamton. The trackage rights between Binghamton and Saratoga Springs, and in the vicinity of Buffalo, were exempted from approval by the United States Surface Transportation Board (“STB”) on October 27, 2004, and petitions to revoke this exemption were dismissed on January 19, 2005. In addition, the Memorandum of Understanding contemplates that NSR will enter into an agreement granting CPR trackage rights over NSR lines between Detroit, Michigan, and Chicago, Illinois. These trackage rights will require the approval of or exemption by the STB as well as the construction by NSR of a short connecting track on the route between Detroit and Chicago. It is expected that implementation of the agreements and the trackage rights between Detroit and Chicago will improve the profitability of CPR’s operations in the northeastern U.S., and reduce costs and significantly improve service in the Detroit-Chicago corridor. These savings are expected to be realized beginning in 2005.

Coal shipper Elk Valley Coal Corporation (“EVCC”), pursuant to the rules of the Canadian Transportation Agency (“CTA”), referred the matter of rates and services for the transportation by CPR of coal from EVCC’s Elkview mine in southeastern B.C. to the Port of Vancouver to an independent arbitrator. Notwithstanding that CPR maintains that this matter is governed by a confidential contract, which CPR claims governs the movement of coal from all five of EVCC’s mines in southeastern B.C., the arbitrator ruled in CPR’s favour. In a closely related matter, CPR has filed a statement of claim against EVCC in respect of all five mines for failure to pay applicable rail freight charges in accordance with the confidential contract. In January 2005, EVCC and CPR agreed to suspend all legal proceedings and entered into non-binding mediation in an attempt to resolve all disputes between the parties. The disputes are not expected to affect the continued shipment of coal by CPR from EVCC’s mines. The outcome of this matter could have a material impact on CPR’s revenues and financial position.

PENSION PLAN DEFICIT

The Company’s defined benefit pension plans’ deficit was $604.3 million at December 31, 2004. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The

34	2004 Annual Report

pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate debt instruments. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, every 1.0 percentage point the actual discount rate varies above (or below) the estimated discount rate can cause the deficit to decrease (or increase) by approximately $600 million, after reflecting the expected loss (gain) on the value of the pension fund’s debt securities with respect to corresponding changes in long-term interest rates. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $60 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

Between 51 % and 57 % of the plans’ assets are invested in equity securities. As a result, stock market performance is the key driver in determining the pension fund’s asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in CPR’s pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. The Company will continue to make contributions towards this deficit that, as a minimum, meet requirements as prescribed by Canadian pension supervisory authorities.

The Company made contributions of $175.7 million to the defined benefit pension plans in 2004. The 2004 contribution amount reflected the Company’s decision to treat the voluntary extra contribution of $300.0 million made in December 2003 as a prepayment of contributions for 2004, 2005 and 2006.

The last actuarial valuation of CPR’s main pension plan was completed as at January 1, 2004. The Company is currently undergoing an updated actuarial valuation of this plan as at January 1, 2005 (which will be completed by June 2005) and also expects to undergo an updated actuarial valuation as at January 1, 2006. The Company expects its pension contributions in 2005 and 2006 to be approximately $300 million for the two years combined, with at least $60 million of this total contributed in 2005. In deriving these amounts, the Company took into account the estimated impact of both of these valuations, along with other factors. The actual amount required to be contributed in 2005 and 2006 will also depend on CPR’s actual experience in 2005 with such variables as investment returns, interest rate fluctuations and demographic changes.

FINANCIAL COMMITMENTS

In addition to the financial commitments of the Company mentioned previously under the headings “Off-Balance Sheet Arrangements” and “Contractual Commitments”, the Company is party to certain other financial commitments discussed below.

Certain Other Financial Commitments

		Amount of commitment per period
			2006	2008	2010
At December 31, 2004 (in millions)	Total	2005	& 2007	& 2009	& beyond

Letters of credit	$314.9	$314.9	$–	$–	$–
Surety bonds	22.1	22.1	–	–	–
Capital commitments (1)	577.3	307.2	68.2	72.1	129.8
Offset financial liability	159.6	159.6	–	–	–

Total commitments	$1,073.9	$803.8	$68.2	$72.1	$129.8

(1) The Company has several contracts outstanding with termination payments ranging from $nil to $41.1 million per contract, and resulting in a minimum exposure of $3.3 million and a maximum exposure of $60.5 million, depending on the date of termination. These contracts terminate mainly between 2006 and 2013.

2004 Annual Report	35

Letters of Credit and Surety Bonds

Letters of credit and surety bonds are obtained mainly to provide security to third parties as part of agreements. The Company is liable for these contract amounts in the case of non-performance under third-party agreements. As a result, CPR’s available line of credit is adjusted for the letters of credit contract amounts currently included within CPR’s revolving credit facility.

Capital Commitments

CPR remains committed to maintaining its current high level of plant quality and renewing its franchise. As part of this commitment, the Company is obligated to make various capital purchases for track programs, locomotive acquisitions and overhauls, freight cars, and land. At December 31, 2004, CPR had multi-year capital commitments of $577.3 million in the form of signed contracts or letters of intent, mainly for locomotive overhaul agreements. Payments for these commitments are due in 2005 through 2018. These expenditures are expected to be financed by cash generated from operations.

Offset Financial Liability

The Company entered into a bank loan to finance the acquisition of certain equipment. At December 31, 2004, the loan had a balance of $163.8 million, which was offset by a financial asset of $159.6 million with the same financial institution. The remainder is included in “Long-Term Debt” on CPR’s Consolidated Balance Sheet.

RESTRUCTURING

In the second quarter of 2003, CPR announced a restructuring program to eliminate 820 positions, which required an accrual of $105.5 million for a labour liability. At that time, annual job reductions were expected to be: 370 in 2003, 330 in 2004 and 120 in 2005. CPR eliminated 360 positions by the end of 2003, and a further 296 positions by the end of 2004. CPR expects to complete the program’s originally targeted 820 reductions by the end of 2005.

Productivity improvements stemming from these job eliminations are expected to reduce compensation and benefits expense by approximately $58 million in 2005 and $67 million annually in future years, compared with 2002, which was the last full year prior to the start of the restructuring program. Job reductions associated with the restructuring program contributed $36 million in savings in 2004 (compared with $35 million in anticipated savings in 2004), including $11 million in the fourth quarter.

Cash payments for the elimination of these positions are expected to be $13 million in 2005, $9 million in 2006 and a total of $19 million in the remaining years to 2010. CPR expects to fund these payments from general operations.

The restructuring liabilities also include residual payments to protected employees for previous restructuring plans that are substantially complete.

These payments are expected to continue in decreasing amounts until 2025 and will be funded from CPR’s general operations.

CPR had cash payments related to severance under all restructuring initiatives and to CPR’s environmental remediation program, described in this MD&A under the sub-heading “Critical Accounting Estimates”, totalling $88.8 million in 2004, compared with $107.0 million in 2003 and $119.3 million in 2002. Payments in 2005 are estimated to be $80 million to $90 million.

The total accrued restructuring and environmental liability included in CPR’s Consolidated Balance Sheet at December 31, 2004, was $448.7 million, of which $95.0 million was included in “Accounts Payable” and $353.7 million was included in “Deferred Liabilities”.

The total liability included restructuring liabilities of $275.8 million at December 31, 2004, compared with $367.4 million at December 31, 2003.

Labour liabilities totalling $269.7 million were included in total restructuring liabilities of $275.8 million at December 31, 2004. Labour liabilities totalling $358.2 million were included in total restructuring liabilities of $367.4 million at December 31, 2003.

In 2004, payments made for all restructuring liabilities amounted to $65.5 million, compared with payments of $86.8 million in 2003.

36	2004 Annual Report

Payments in 2004 relating to the labour liabilities were $62.2 million, compared with $78.4 million in 2003.

Also included in the restructuring liabilities were accruals for costs associated with the rental of properties no longer being used by the Company. Cash payments for these liabilities are anticipated to be $1.2 million in 2005. In 2004, payments relating to these liabilities were $2.8 million.

critical accounting estimates

To prepare financial statements that conform with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Using the most current information available, management reviews its estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes, and legal and personal injury liabilities.

The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

ENVIRONMENTAL LIABILITIES

Management estimates the probable costs to be incurred in the remediation of property contaminated by past railway use. Sites are screened and classified according to typical activities and scale of operations conducted, and remediation strategies are developed for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. Management also considers available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. CPR is committed to fully meeting its regulatory and legal obligations with respect to environmental matters.

Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes known. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to the Company’s financial position, but may materially affect income in the period in which the charge is recognized. Increased costs would be reflected as increases to “Deferred Liabilities” on CPR’s Consolidated Balance Sheet and to “Purchased Services and Other” on CPR’s Statement of Consolidated Income. Favourable court settlements would increase “Accounts Receivable” on

CPR’s Consolidated Balance Sheet and decrease operating expenses.

In 2004, environmental liabilities were increased by $101.0 million, largely due to a $90.9-million charge for a property in Minnesota, as discussed under the heading “Future Trends, Commitments and Risks” in this MD&A. In 2003, the liabilities increased by $5.5 million as the accruals were adjusted for various sites in the multi-year soil remediation program.

At December 31, 2004, the accrual for environmental remediation on CPR’s Consolidated Balance Sheet amounted to $172.9 million, of which the long-term portion amounting to $149.9 million was included in “Deferred Liabilities” and the short-term portion amounting to $23.0 million was included in “Accounts Payable and Accrued Liabilities”. Costs incurred under CPR’s environmental remediation program are charged against the accrual. Total payments were $23.3 million in 2004. The U.S. dollar-denominated portion of the liability was affected by Foreign Exchange, resulting in an increase in environmental liabilities of $0.4 million in 2004.

PENSIONS AND OTHER BENEFITS

The Company has defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers’ compensation benefits. Workers’ compensation benefits are included in the “Legal and Personal Injury Liabilities” section of this MD&A. Pension and post-retirement benefits liabilities are subject to various external influences and

2004 Annual Report	37

uncertainties, as described under the sub-heading “Pension Plan Deficit”.

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income and real estate securities. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. A transitional asset and obligation arising from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits”, effective January 1, 2000, is being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

“Other Assets and Deferred Charges” on CPR’s December 31, 2004, Consolidated Balance Sheet included prepaid pension costs of $838.3 million. This accrued benefit asset is increased by amounts contributed to the plans by the Company, offset by the amount of pension expense for the year, with the major influence being the amount of the contributions. CPR’s Consolidated Balance Sheet also included $4.5 million in “Accounts Receivable” for prepaid pension costs, and $0.3 million in “Accounts Payable and Accrued Liabilities” and $1.9 million in “Deferred Liabilities” for pension obligations.

The obligations with respect to post-retirement benefits, including health care, workers’ compensation in Canada and life insurance, are actuarially determined and accrued using the projected-benefit method prorated over the credited service periods of employees. Fluctuations in the post-retirement benefit obligation are caused by changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million. Post-retirement benefits accruals of $147.3 million were included in “Deferred Liabilities”, and post-retirement benefits accruals of $3.7 million were included in “Accounts Payable and Accrued Liabilities” on CPR’s December 31, 2004, Consolidated Balance Sheet.

Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and Benefits” on CPR’s December 31, 2004, Statement of Consolidated Income. In 2004, pension expense was $28.0 million, consisting of defined benefit pension expense of $25.1 million plus defined contribution pension expense (equal to contributions) of $2.9 million. Post-retirement benefits expense in 2004 was $40.8 million, resulting in combined pension and post-retirement benefits expenses of $68.8 million for the year.

PROPERTY, PLANT AND EQUIPMENT

CPR follows the group depreciation method and depreciates the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group.

Depreciation represents a significant part of the Company’s operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged by the Company and the amount of accumulated depreciation recorded as a component of “Net Properties” on CPR’s December 31, 2004, Consolidated Balance Sheet. Depreciation expense relating to properties amounted to $407.1 million in 2004. At December 31, 2004, accumulated depreciation was $4,482.6 million.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and are dealt with prospectively by amending

38	2004 Annual Report

depreciation rates. It is anticipated that there will be changes in the weighted average useful life and salvage estimates for each property group as assets are acquired, used and retired. Significant changes in either the useful lives of properties or the salvage assumptions could result in material changes to depreciation expense. For example, if the estimated average life of road locomotives, the Company’s largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.

CPR undertakes regular depreciation studies to establish the estimated useful life of each property group and is currently undergoing a depreciation review of certain track-related properties in 2004 that could result in changes to the estimated useful lives and salvage rates of these assets. Estimated service lives and salvage rates are based on historical retirement records whenever feasible. In cases where there are new asset types or there is insufficient retirement experience, the depreciation lives and salvage parameters are based on engineering or other expert opinions in the field. In 2004, depreciation expense increased $23 million due to rate revisions for track-related assets.

In the first quarter of 2004, the Company adopted the CICA accounting standard for Asset Retirement Obligations, discussed previously in CPR’s first-quarter 2004 MD&A. This standard does not allow the Company’s previous practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when the removal of the asset is not a legal obligation. Adopting this standard retroactively resulted in a decrease in depreciation expense of $9.0 million in 2004 and $9.2 million in 2003.

FUTURE INCOME TAXES

CPR accounts for its future income taxes in accordance with the CICA Section 3465 “Income Taxes”, which is based on the liability method. This method focuses on a company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the future at the substantively enacted tax rates. This valuation process determines the future income tax assets and liabilities at the balance sheet date.

In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters, including estimating the timing of the realization and settlement of future income tax assets (including the benefit of tax losses) and liabilities. Future income taxes are calculated using the current substantively enacted federal and provincial future income tax rates, which may differ in future periods.

Future income tax expense totalling $131.5 million was included in income taxes for 2004. At December 31, 2004, future income tax liabilities of $1,386.1 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $70.2 million realizable within one year were recorded as a current asset. The Company believes that its future income tax provisions are adequate.

As discussed in the section “Other Income Statement Items”, under the sub-heading “Income Taxes”, future income tax expense and liability were adjusted in 2003 by an increase of $52.7 million to reflect the new Government of Ontario income tax rates, and by a decrease of $59.3 million as a result of the revaluation of several components of the future income tax liability.

LEGAL AND PERSONAL INJURY LIABILITIES

CPR is involved in litigation in Canada and the U.S. related to its business. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.

These estimates are determined on a case-by-case basis. They are based on CPR’s assessment of the actual damages incurred, current legal advice with respect to the expected outcome of the legal action, and actuarially determined assessments with respect to settlements in other similar cases. CPR employs experienced claims adjusters who investigate and assess the validity of individual claims made against the Company and estimate the damages incurred.

2004 Annual Report	39

A provision for incidents, claims or litigation is recorded, based on the facts and circumstances known at the time. CPR accrues for likely claims when the facts of an incident become known and investigation results provide a reasonable basis for estimating the liability. The lower end of the range is accrued if the facts and circumstances permit only a range of reasonable estimates and no single amount in that range is a better estimate than any other. Additionally, for administrative expediency, the Company keeps a general provision for lesser-value injury cases. Facts and circumstances related to asserted claims can change, and a process is in place to monitor accruals for changes in accounting estimates.

With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and British Columbia, estimates administered through the Workers’ Compensation Board (“WCB”) are actuarially determined. In the provinces of Saskatchewan and Alberta, CPR is assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.

Railway employees in the U.S. are not covered by a workers’ compensation program. CPR manages workers’ compensation claims in the U.S. using a case-by-case comprehensive approach, rather than the statistical-estimate approach used by many Class 1 railways. The case-by-case approach is an appropriate method with the relatively lower case load due to CPR’s smaller U.S. employee base.

Provisions for incidents, claims and litigation charged to income are included in “Purchased Services and Other” on CPR’s Consolidated Statement of Income and amounted to $53.6 million in 2004.

Accruals for incidents, claims and litigation, including WCB accruals, totalled $159.9 million, net of insurance recoveries, at December 31, 2004. The total accrual included $111.9 million in “Deferred Liabilities” and $85.6 million in “Accounts Payable and Accrued Liabilities”, offset by $30.0 million in “Other Assets and Deferred Charges” and $7.6 million in “Accounts Receivable”.

systems, procedures and controls

Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by management is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit, Finance and Risk Management Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

forward-looking information

This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of

40	2004 Annual Report

capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the most recent crop year, after a period of significant drought-induced decline. However, factors over which CPR has no control, such as weather conditions and insect populations, affect crop production and yield in CPR’s grain collection areas. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. The Company intends to continue its fuel hedging and fuel surcharge programs to attempt to offset the effects of high crude oil prices.

The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unpredictable, as the value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian and international monetary policies and U.S. debt levels.

There is also continuing uncertainty with respect to security issues involving the transportation of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.

New rules governing railway mergers were established by the STB in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

In Canada, draft legislation prepared following the federal government’s 2001 review of the Canada Transportation Act did not proceed when Parliament terminated its session in late 2003. The federal government did not reintroduce the draft legislation in 2004. The legislative review did affirm the importance of market forces in achieving a viable, sustainable rail industry.

In addition to the foregoing general factors, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the “Future Trends, Commitments and Risks” section and elsewhere in this MD&A with the particular forward-looking statement in question.

2004 Annual Report	41

management’s responsibility for financial reporting

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and the Audit, Finance and Risk Management Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Management Committee, consisting of five members, all of whom are outside directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations.

MICHAEL T. WAITES	ROBERT J. RITCHIE
Executive Vice-President	President and Chief Executive Officer
and Chief Financial Officer

February 21, 2005

42	2004 Annual Report

          auditors’ report

TO THE SHAREHOLDERS OF
CANADIAN PACIFIC RAILWAY LIMITED

We have audited the consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2004 and 2003, and the consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in accordance with generally accepted accounting principles in Canada.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 2 and 25 to the consolidated financial statements. Our report to the shareholders dated February 11, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.

PRICEWATERHOUSECOOPERS LLP	PRICEWATERHOUSECOOPERS LLP
Chartered Accountants	Chartered Accountants
Calgary, Alberta	Calgary, Alberta

February 11, 2005	February 11, 2005

2004 Annual Report	43

statement of consolidated income

	2004	2003	2002
		(Restated –	(Restated –
Year ended December 31 (in millions, except per share data)		see Note 2)	see Note 2)

Revenues
Freight	$3,728.8	$3,479.3	$3,471.9
Other	174.1	181.4	193.7

	3,902.9	3,660.7	3,665.6

Operating expenses
Compensation and benefits	1,259.6	1,163.9	1,143.4
Fuel	440.0	393.6	358.3
Materials	178.5	179.2	168.7
Equipment rents	218.5	238.5	255.4
Depreciation and amortization	407.1	372.3	340.2
Purchased services and other	610.7	583.6	555.6

	3,114.4	2,931.1	2,821.6

Operating income, before the following:	788.5	729.6	844.0
Special charge for environmental remediation (Note 3)	90.9	–	–
Special charge for labour restructuring and asset impairment (Note 4)	(19.0)	215.1	–
Loss on transfer of assets to outsourcing firm (Note 12)	–	28.9	–

Operating income	716.6	485.6	844.0
Other charges (Note 5)	36.1	33.5	21.8
Foreign exchange gain on long-term debt	(94.4)	(209.5)	(13.4)
Interest expense (Note 6)	218.6	218.7	242.2
Income tax expense (Note 7)	143.3	41.6	105.9

Net income	$413.0	$401.3	$487.5

Basic earnings per share (Note 8)	$2.60	$2.53	$3.08

Diluted earnings per share (Note 8)	$2.60	$2.52	$3.06

See Notes to Consolidated Financial Statements.

44	2004 Annual Report

consolidated balance sheet

	2004	2003
		(Restated –
Year ended December 31 (in millions)		see Note 2)

Assets
Current assets
Cash and short-term investments	$353.0	$134.7
Accounts receivable (Note 9)	434.7	395.7
Materials and supplies	134.1	106.4
Future income taxes (Note 7)	70.2	87.4

	992.0	724.2
Investments (Note 11)	96.0	105.6
Net properties (Note 12)	8,393.5	8,219.6
Other assets and deferred charges (Note 13)	1,018.3	907.3

Total assets	$10,499.8	$9,956.7

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$975.3	$907.0
Income and other taxes payable	16.2	13.5
Dividends payable	21.0	20.2
Long-term debt maturing within one year (Note 14)	275.7	13.9

	1,288.2	954.6
Deferred liabilities (Note 16)	767.8	702.8
Long-term debt (Note 14)	3,075.3	3,348.9
Future income taxes (Note 7)	1,386.1	1,295.8
Shareholders’ equity (Note 19)
Share capital	1,120.6	1,118.1
Contributed surplus	300.4	294.6
Foreign currency translation adjustments	77.0	88.0
Retained income	2,484.4	2,153.9

	3,982.4	3,654.6

Total liabilities and shareholders’ equity	$10,499.8	$9,956.7

Commitments and contingencies (Note 22).
See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:	J.E. Newall, Director	R. Phillips, Director

2004 Annual Report	45

statement of consolidated cash flows

	2004	2003	2002
		(Restated –	(Restated –
Year ended December 31 (in millions)		see Note 2)	see Note 2)

Operating activities
Net income	$413.0	$401.3	$487.5
Add (deduct) items not affecting cash
Depreciation and amortization	407.1	372.3	340.2
Future income taxes (Note 7)	131.5	31.8	95.0
Environmental remediation charge (Note 3)	90.9	–	–
Restructuring and impairment charge (Note 4)	(19.0)	215.1	–
Foreign exchange gain on long-term debt	(94.4)	(209.5)	(13.4)
Amortization of deferred charges	24.7	20.3	19.3
Other	–	–	(0.8)
Restructuring payments	(88.8)	(107.0)	(119.3)
Other operating activities, net (Note 20)	(112.2)	(365.0)	(45.0)
Change in non-cash working capital balances related to operations (Note 10)	33.2	(53.6)	–

Cash provided by operating activities	786.0	305.7	763.5

Investing activities
Additions to properties (Note 12)	(673.8)	(686.6)	(558.5)
Other investments	(2.5)	(21.9)	4.0
Net proceeds from disposal of transportation properties	10.2	8.2	3.5

Cash used in investing activities	(666.1)	(700.3)	(551.0)

Financing activities
Dividends paid	(81.7)	(80.8)	(80.8)
Issuance of shares	2.5	2.0	2.0
Issuance of long-term debt	193.7	699.8	–
Repayment of long-term debt	(16.1)	(376.6)	(405.7)

Cash provided by (used in) financing activities	98.4	244.4	(484.5)

Cash position
Increase (decrease) in net cash	218.3	(150.2)	(272.0)
Net cash at beginning of year	134.7	284.9	556.9

Net cash at end of year	$353.0	$134.7	$284.9

Net cash is defined as:
Cash and short-term investments	$353.0	$134.7	$284.9

See Notes to Consolidated Financial Statements.

46	2004 Annual Report

statement of consolidated retained income

Year ended December 31 (in millions)	2004	2003	2002

Balance, January 1, as previously reported	$2,174.8	$1,856.9	$1,441.7
Adjustment for change in accounting policy (Note 2)	(20.9)	(23.5)	(15.0)

Balance, January 1, as restated	$2,153.9	$1,833.4	$1,426.7
Net income for the year	413.0	401.3	487.5
Dividends	(82.5)	(80.8)	(80.8)

Balance, December 31	$2,484.4	$2,153.9	$1,833.4

See Notes to Consolidated Financial Statements.

2004 Annual Report	47

notes to consolidated financial statements
December 31, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of Canadian Pacific Railway Limited (“CPRL”) and all of its subsidiaries (collectively referred to as “CPR” or “the Company”) and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated. The preparation of these financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to environmental liabilities, pensions and other benefits, depreciable lives of properties, future income tax assets and liabilities as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

The Company consolidates variable interest entities (“VIE”) when it is the primary beneficiary, as described in the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG 15”). At December 31, 2004, CPR was the primary beneficiary of one VIE, which holds rail cars and meets the criteria for consolidation (see Note 2).

Principal Subsidiaries

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities owned directly or indirectly by CPRL as of the date hereof.

		Percentage of voting securities
Principal subsidiary	Incorporated under the laws of	held directly or indirectly by the Company

Canadian Pacific Railway Company	Canada	100%
Soo Line Railroad Company (“Soo Line”)	Minnesota	100%
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware	100%

Revenue Recognition

Railway freight revenues are recognized based on the percentage of completed service method. Other revenue is recognized as service is performed or contractual obligations are met. Volume rebates are accrued in freight revenues based on estimated volumes and contract terms as freight service is provided.

Cash and Short-term Investments

Cash and short-term investments include marketable investments that are readily convertible to cash. Short-term investments are stated at cost, which approximates market value.

Foreign Currency Translation

Foreign currency assets and liabilities of the Company’s operations, other than through foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. All foreign currency gains and losses are included immediately in income.

48	2004 Annual Report

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains and losses arising from translation of foreign subsidiaries’ accounts are included in “Shareholders’ Equity” as foreign currency translation adjustments (see Note 19). A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. Unrealized foreign exchange gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.

Pensions and Other Benefits

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values, developed from a five-year average of market values for the fund’s equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income and real estate securities. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. The transitional asset and obligation arising from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

Benefits other than pensions, including health care, workers’ compensation in Canada and life insurance, are actuarially determined and accrued on a basis similar to pension costs.

Materials and Supplies

Inventories of materials and supplies are valued at the lower of average cost and replacement value.

Properties

Fixed asset additions and major renewals are recorded at cost. The Company capitalizes computer system development costs on major new systems, including the related variable indirect costs. In addition, CPR capitalizes the cost of major overhauls and large refurbishments. When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less salvage, is charged to accumulated depreciation. When removal costs exceed salvage on assets the Company has no legal obligation to remove, the net cost is charged to income in the period incurred and not charged to accumulated depreciation. When there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company will review the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When assets are determined to be impaired, recorded asset values will be revised to the fair value and an impairment loss will be recognized.

Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the U.S., which is based directly on usage. Usage is based on volumes of traffic.

2004 Annual Report	49

Assets to be disposed of would be presented separately on the Consolidated Balance Sheet. They would be reported at the lower of the carrying amount or fair value, less costs to sell, and would no longer be depreciated. At December 31, 2004, there were no material items to be disposed of.

Equipment under capital lease is included in properties and depreciated over the period of expected use.

Estimated service life used for principal categories of properties is as follows:

Assets	Years

Diesel locomotives	28 to 32

Freight cars	23 to 47

Ties	35 to 45

Rails – in first position	21 to 30
– in other than first position	54

Computer system development costs	5 to 15

Derivative Financial and Commodity Instruments

Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, interest rates and fuel prices. Beginning January 1, 2004, when CPR utilizes derivative instruments in hedging relationships, CPR identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting. Derivative instruments that do not qualify as hedges or those that are not designated as hedges are carried on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs as “Gain on non-hedging derivative instruments” in “Other Charges”.

The Company from time to time enters into forward exchange contracts to hedge anticipated sales in U.S. dollars, the related accounts receivable as well as future capital acquisitions. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated U.S. dollar-denominated sales are recognized as an adjustment of the revenues when the sale is recorded. Those used to hedge future capital acquisitions are recognized as an adjustment of the property amount when the acquisition is recorded.

The Company from time to time enters into forward exchange contracts as part of its short-term cash management strategy. These contracts are not designated as hedges due to their short-term nature and are carried on the Consolidated Balance Sheet at fair value. Changes in fair value are recognized in income in the period in which the change occurs.

The Company enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps.

The Company has a fuel-hedging program under which CPR acquires future crude oil contracts for a percentage of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. In addition, forward foreign exchange contracts are used as part of the fuel-hedging program to manage the foreign exchange variability component of CPR’s fuel price risk. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.

50	2004 Annual Report

Restructuring Accrual and Environmental Remediation

Restructuring liabilities are recorded at their present value with the related discount being amortized over the payment period. Environmental remediation accruals cover site-specific remediation programs. Provisions for labour restructuring and environmental remediation costs are recorded in “Deferred Liabilities” except for the current portion, which is recorded in “Accounts Payable and Accrued Liabilities”.

Income Taxes

The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period during which the change occurs.

Earnings Per Share

Basic earnings per share are calculated using the weighted average number of Common Shares outstanding during the year. Diluted earnings per share are calculated using the Treasury Stock Method for determining the dilutive effect of options.

Stock-based Compensation

In the fourth quarter of 2003, the Company prospectively adopted the fair value-based approach to accounting for stock-based compensation applying to options issued for years beginning in 2003. Compensation expense and an increase in contributed surplus is recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined by using the Black-Scholes option-pricing model. Prior to 2003, no compensation expense was recognized when the exercise price equalled the market price at the date when stock options were issued to employees under the Company’s authorized stock-based compensation plans. The Company provides pro forma basis net income and earnings per share information in “Stock-based Compensation” (see Note 21) for the fair value of options granted between January 1 and December 31, 2002.

Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the fair value of the option is removed from contributed surplus and credited to share capital. Compensation expense is also recognized for stock appreciation rights (“SAR”), deferred share units (“DSU”) and employee share purchase plans by amortizing the cost over the vesting period, with the liability for SARs and DSUs marked-to-market until exercised.

2.  NEW ACCOUNTING POLICIES

Hedging Transactions

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13 “Hedging Relationships” (“AcG 13”). AcG 13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with the CICA Accounting Standard, Emerging Issues Committee 128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments” (“EIC 128”). These instruments are recorded on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of CDN$105 million at December 31, 2003, no longer qualified for hedge accounting for GAAP purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in “Deferred Liabilities” on the Consolidated Balance Sheet and is being recognized in income currently and in the future over the term of the originally designated hedged item.

2004 Annual Report	51

Beginning January 1, 2004, derivative instruments that do not qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. The earnings impact of these non-hedging derivative instruments was a $1.5-million pre-tax gain, which was reported as “Gain on non-hedging derivative instruments” in “Other Charges” (see Note 5).

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110 “Asset Retirement Obligations” to replace the guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment”. The new standard requires initial recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when the removal of the asset is not a legal obligation.

The result of this restatement was to reduce retained earnings on January 1, 2002, by $15.0 million and future income tax liabilities by $3.9 million, and increase properties by $14.4 million, deferred liabilities by $27.9 million and foreign currency translation adjustments by $5.4 million. The restatement decreased net income by $8.5 million for the year ended December 31, 2002, and increased net income by $2.6 million for the year ended December 31, 2003. The restatement reduced basic and fully diluted earnings per share by $0.05 for the year ended December 31, 2002, and increased basic earnings per share by $0.02 and fully diluted earnings per share by $0.01 for the year ended December 31, 2003.

Variable Interest Entities

Effective April 1, 2003, the Company early adopted, on a prospective basis, the CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG 15”). The guideline requires the primary beneficiary of a VIE to consolidate the VIE when the majority equity owner has not provided the VIE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the VIE. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. CPR is the primary beneficiary of one VIE, which holds rail cars and meets the criteria for consolidation. The impact of consolidating the VIE on April 1, 2003, was an increase in net properties of $193.5 million and an increase in long-term debt of $193.5 million. The effect on net income of adopting this standard in 2003 was an increase of $23.8 million. This included a $22.4-million foreign exchange gain on long-term debt.

Stock-based Compensation

In the fourth quarter of 2003, CPR adopted the fair value-based approach of the CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company adopted the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003.

Guarantees

In February 2003, CPR adopted the CICA Accounting Guideline 14 “Disclosure of Guarantees” (“AcG 14”). The guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and was effective for periods beginning on or after January 1, 2003 (see Note 22).

52	2004 Annual Report

Impairment of Long-lived Assets

In 2003, CPR adopted the CICA Handbook Section 3063 “Impairment of Long-lived Assets” on a prospective basis. Previously, if the carrying amount of an asset was not recoverable, the asset was written down to the related undiscounted cash flow value. Under Section 3063, an impairment loss on long-lived assets is recognized when the carrying amount is not recoverable and exceeds its fair value. An impairment loss is the excess of the carrying amount over the fair value. When this occurs, the fair value of the asset becomes the new cost basis and is not reversed if the fair value subsequently increases. With the adoption of this section, the special charge taken in the second quarter of 2003 was $72.5 million greater than it otherwise would have been.

Severance and Termination Benefits

In the second quarter of 2003, the Company adopted, on a prospective basis, the CICA Accounting Standard, Emerging Issues Committee 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). The effect on net income of adopting this standard was immaterial. The standard also requires increased disclosure of severance and termination benefit liabilities.

3.  SPECIAL CHARGE FOR ENVIRONMENTAL REMEDIATION

During the fourth quarter of 2004, CPR recorded a special charge of $90.9 million for investigation, characterization, remediation and other applicable actions related to environmental contamination at a property in Minnesota, which includes areas previously leased to third parties. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate state authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. CPR now has sufficient information to reasonably estimate clean-up costs for the entire property. The estimate may change as new information becomes available or new developments occur. The investigative fieldwork is continuing and CPR expects to file with the state in 2005 a response action plan for the east side of the property. CPR has initiated litigation against two former lessees that it believes are responsible for a large portion of the contamination.

4.  SPECIAL CHARGE FOR LABOUR RESTRUCTURING AND ASSET IMPAIRMENT

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. The special charge was comprised of: $105.5 million to accrue for labour liabilities resulting from a Company-wide productivity-driven job reduction initiative; a $116.1-million write-down to fair value, based on estimated future discounted cash flows, of the assets of the D&H arising from management taking action to restructure its interest in the D&H; and a total $6.9-million write-down of two non-beneficial investments – the assets in a supply chain management subsidiary and an investment in an industry-wide procurement entity. The job reductions will be completed by the end of 2005. However, ongoing payments of termination benefits to certain employees are expected to continue to 2009. The $105.5-million accrual includes $2.0 million for future rental payments for leased space no longer being used by the Company as a result of downsizing. The $116.1-million write-down includes a $21.8-million (US$16.0 million) accrual for the impact of labour restructuring on the D&H. As a result of the retroactive adoption of the CICA Handbook Section 3110 “Asset Retirement Obligations” (see Note 2), the $116.1-million write-down to fair value of the D&H assets was reduced by $13.4 million to $102.7 million. This reduced the overall special charge to $215.1 million.

In the fourth quarter of 2004, CPR recorded a reversal of a special charge of $19.0 million (US$16.0 million) related to the $21.8-million accrual for the labour restructuring on the D&H taken in 2003, as noted above. A successful new arrangement with another rail carrier received partial regulatory approval during the fourth quarter 2004. As a result, the labour liability accrued in 2003 was reversed.

2004 Annual Report	53

5.  OTHER CHARGES

(in millions)	2004	2003	2002

Amortization of discount on accruals recorded at present value	$19.1	$20.3	$19.3
Other exchange losses (gains)	11.7	0.4	(1.6)
Loss on sale of accounts receivable (Note 9)	2.9	4.1	3.5
Gain on non-hedging derivative instruments	(1.5)	–	–
Other	3.9	8.7	0.6

Total other charges	$36.1	$33.5	$21.8

Included in “Other” above in 2002 are charges related to the early redemption of CPR’s 8.85% Debentures – specifically, a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which are offset by $27.0 million of interest income on an income tax settlement related to prior years (see Note 7).

6.  INTEREST EXPENSE

(in millions)	2004	2003	2002

Interest expense	$223.9	$226.4	$254.2
Interest income	(5.3)	(7.7)	(12.0)

Total interest expense	$218.6	$218.7	$242.2

Gross cash interest payments	$219.0	$228.7	$245.5

54	2004 Annual Report

7.  INCOME TAXES

The following is a summary of the major components of the Company’s income tax expense:

	2004	2003	2002
		(Restated –	(Restated –
(in millions)		see Note 2)	see Note 2)

Canada (domestic)
Current income tax expense	$10.6	$9.2	$9.9

Future income tax expense
Origination and reversal of temporary differences	162.4	144.4	144.2
Effect of tax rate increases	–	51.6	–
Recognition of previously unrecorded tax losses	(29.1)	(59.1)	(8.8)
Effect of hedge of net investment in self-sustaining foreign subsidiaries	(8.7)	(34.6)	–
Other	(14.5)	(58.2)	(80.8)

Total future income tax expense	110.1	44.1	54.6

Total income taxes (domestic)	$120.7	$53.3	$64.5

Other (foreign)
Current income tax expense	$1.2	$0.6	$1.0

Future income tax expense
Origination and reversal of temporary differences	23.2	10.4	55.9
Recognition of previously unrecorded tax losses	–	(22.7)	(15.5)
Other	(1.8)	–	–

Total future income tax expense	21.4	(12.3)	40.4

Total income taxes (foreign)	$22.6	$(11.7)	$41.4

Total
Current income tax expense	$11.8	$9.8	$10.9
Future income tax expense	131.5	31.8	95.0

Total income taxes (domestic and foreign)	$143.3	$41.6	$105.9

2004 Annual Report	55

The provision for future income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes. The temporary differences comprising the future income tax assets and liabilities are as follows:

	2004	2003
		(Restated –
(in millions)		see Note 2)

Future income tax assets
Restructuring liability	$101.2	$158.2
Amount related to tax losses carried forward	164.6	286.2
Capital assets tax basis in excess of carrying value	–	3.8
Liabilities carrying value in excess of tax basis	38.0	67.3
Future environmental remediation costs	65.0	14.4
Other	30.8	39.6

Total future income tax assets	399.6	569.5

Future income tax liabilities
Capital assets carrying value in excess of tax basis	1,379.7	1,465.8
Other long-term assets carrying value in excess of tax basis	303.7	255.4
Other	32.1	56.7

Total future income tax liabilities	1,715.5	1,777.9

Net future income tax liabilities	1,315.9	1,208.4
Net current future income tax assets	70.2	87.4

Net long-term future income tax liabilities	$1,386.1	$1,295.8

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

	2004	2003	2002
		(Restated –	(Restated –
(in millions)		see Note 2)	see Note 2)

Expected income tax expense at Canadian statutory tax rates	$202.4	$168.0	$222.7
Increase (decrease) in taxes resulting from:
Large corporations tax	5.9	11.1	10.0
Gains not subject to tax	(31.8)	(50.5)	(19.4)
Foreign tax rate differentials	6.8	19.2	1.8
Effect of tax rate increases	–	51.6	–
Recognition of previously unrecorded tax losses	(29.1)	(81.8)	(24.3)
Other	(10.9)	(76.0)	(84.9)

Income tax expense	$143.3	$41.6	$105.9

56	2004 Annual Report

The Company has $333.7 million of capital losses (2003 – $488.0 million) available indefinitely for Canadian tax purposes for which no future income tax asset has been recognized.

In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters. During 2003, the Company revalued various components of its future income tax liability and reduced the estimate of its future income tax liability by $59.3 million. The Company believes that its future income tax provision is adequate.

During 2002, as a result of a favourable decision by the Federal Court of Appeal (the Queen v. Canadian Pacific Limited (legally renamed Canadian Pacific Railway Company in 1996)), the Company reported a recovery of income taxes of approximately $72.0 million.

8.  EARNINGS PER SHARE

At December 31, 2004, the number of shares outstanding was 158.8 million (2003 – 158.7 million).

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year.

Diluted earnings per share have been calculated using the Treasury Stock Method, which gives effect to the dilutive value of outstanding options. After the spin-off of CPR from Canadian Pacific Limited (“CPL”) in October 2001, CPL stock options held by CPL employees were exchanged for CPR replacement options. At December 31, 2004, there were 0.4 million replacement options outstanding (2003 – 0.5 million replacement options; 2002 – 0.7 million replacement options). Since the spin-off, CPR has issued new stock options to CPR employees. At December 31, 2004, there were 5.6 million new options outstanding (2003 – 4.5 million; 2002 – 3.5 million). These new option totals exclude 1.7 million options at December 31, 2004, (2003 – 1.2 million; 2002 – 0.6 million) for which there are tandem SARs outstanding, as these are not included in the dilution calculation (see Note 21).

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2004	2003	2002

Weighted average shares outstanding	158.7	158.5	158.5
Dilutive effect of stock options	0.4	0.6	0.8

Weighted average diluted shares outstanding	159.1	159.1	159.3

	2004	2003	2002
		(Restated –	(Restated –
(in dollars)		see Note 2)	see Note 2)

Basic earnings per share	$2.60	$2.53	$3.08

Diluted earnings per share	$2.60	$2.52	$3.06

In 2004, options exercisable for 634,639 Common Shares (2003 – 306,426) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

2004 Annual Report	57

9.  SALE OF ACCOUNTS RECEIVABLE

In September 2004, the Company renewed its accounts receivable securitization program for a term of five years to September 2009. Under the terms of the renewal, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and CPR is not the primary beneficiary. The Company may increase the sale amount up to a program limit of $200.0 million. At December 31, 2004, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2003 – $120.0 million). Due to a relatively short collection cycle, the fair value of the undivided interest transferred to the trust in the accounts receivable securitization program approximated book value and the loss on the transaction was limited to the costs of funding and administering the program. The Company’s loss of $2.9 million (2003 – $4.1 million) on the securitization program was included in “Other Charges” on the Statement of Consolidated Income. The Company has a retained interest of approximately 15 % of receivables sold, which is recorded in “Accounts Receivable” on CPR’s Consolidated Balance Sheet. The Company cannot enter into an agreement with a third party with respect to its retained interest.

Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, nor receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits. The Company maintains an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2004, allowances of $3.6 million (2003 – $5.6 million) were recorded in “Accounts Receivable”. During 2004, $2.8 million (2003 – $1.1 million) of accounts receivable were written off to “Freight Revenues”.

The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. However, even though the Company acts as collector of all of the securitized receivables, it has no claim against the trust’s co-ownership interest in the securitized receivables. No servicing asset or liability has been recorded as the benefits CPR receives for servicing the receivables approximate the related costs. Proceeds from collections reinvested in the accounts receivable securitization program were $382.4 million in 2004.

The securitization program is subject to standard reporting and credit-rating requirements for CPR. The reporting includes provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by Dominion Bond Rating Services and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program.

58	2004 Annual Report

10.  CHANGE IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

(in millions)	2004	2003	2002

(Use) source of cash:
Accounts receivable	$(39.0)	$45.2	$21.1
Materials and supplies	(35.5)	2.5	(6.6)
Accounts payable and accrued liabilities	112.3	(76.3)	(17.4)
Income and other taxes payable	(4.6)	(25.0)	2.9

Change in non-cash working capital	$33.2	$(53.6)	$–

11.  INVESTMENTS

(in millions)	2004	2003

Rail investments accounted for on an equity basis	$74.7	$77.6
Other investments accounted for on a cost basis	21.3	28.0

Total investments	$96.0	$105.6

Equity income from CPR’s investment in the Detroit River Tunnel Partnership was $6.2 million in 2004 (2003 – $14.6 million). The equity loss from the Company’s investment in the CNCP Niagara-Windsor Partnership was $0.9 million in 2004 (2003 – $nil). CPR’s investment in the Indiana Harbour Belt Railroad Company generated equity income of $2.5 million in 2004 (2003 – $2.4 million).

2004 Annual Report	59

12.  NET PROPERTIES

		Accumulated	Net book
(in millions)	Cost	depreciation	value

2004
Track and roadway	$7,667.1	$2,482.7	$5,184.4
Buildings	319.7	128.4	191.3
Rolling stock	3,323.2	1,319.8	2,003.4
Other	1,566.1	551.7	1,014.4

Total net properties	$12,876.1	$4,482.6	$8,393.5

2003 (Restated – see Note 2)
Track and roadway	$7,325.7	$2,321.0	$5,004.7
Buildings	314.6	108.1	206.5
Rolling stock	3,270.4	1,277.5	1,992.9
Other	1,535.9	520.4	1,015.5

Total net properties	$12,446.6	$4,227.0	$8,219.6

Included in the “Other” category at December 31, 2004, are software development costs of $596.5 million (2003 – $582.9 million) and accumulated depreciation of $202.8 million (2003 – $164.7 million). Additions during 2004 were $30.3 million (2003 – $31.7 million) and depreciation expense was $53.6 million (2003 – $55.3 million).

At December 31, 2004, net properties included $396.9 million (2003 – $387.9 million) of assets held under capital lease at cost and related accumulated depreciation of $83.5 million (2003 – $70.1 million).

During the year, capital assets were acquired under the Company’s capital program at an aggregate cost of $686.3 million (2003 – $699.0 million), none of which were acquired by means of capital leases (2003 – $nil). At April 1, 2003, the Company consolidated $193.5 million in net properties of a VIE for which it is the primary beneficiary (see Note 2). Cash payments related to capital purchases were $673.8 million in 2004 (2003 – $686.6 million). At December 31, 2004, $0.2 million (2003 – $12.4 million) remained in accounts payable related to the above purchases.

Included in the special charge recorded in the second quarter of 2003 was a $102.7-million write-down to fair market value of the assets of the D&H, including a $21.8-million (US$16.0 million) accrual for the impact of labour restructuring (see Note 4).

In the fourth quarter of 2003, CPR and IBM Canada Ltd. (“IBM”) entered into a seven-year agreement for IBM to operate and enhance the Company’s computing infrastructure. CPR incurred a loss of $28.9 million on the transfer of computer assets to IBM at the start of the arrangement.

13.  OTHER ASSETS AND DEFERRED CHARGES

(in millions)	2004	2003

Prepaid pension costs	$838.3	$693.9
Other	180.0	213.4

Total other assets and deferred charges	$1,018.3	$907.3

60	2004 Annual Report

14.  LONG-TERM DEBT

(in millions)	Currency in which payable	2004	2003

6.250 % Notes due 2011	US$	$480.8	$518.6
7.125 % Debentures due 2031	US$	420.7	453.8
9.450 % Debentures due 2021	US$	300.5	324.1
5.750 % Debentures due 2033	US$	300.5	324.1
7.20 % Medium Term Notes due 2005	CDN$	250.0	250.0
4.90 % Medium Term Notes due 2010	CDN$	350.0	350.0
5.41 % Senior Secured Notes due 2024	US$	172.6	–
6.91 % Secured Equipment Notes due 2005 – 2024	CDN$	235.0	235.0
7.49 % Equipment Trust Certificates due 2005 – 2021	US$	144.2	155.6
Secured Equipment Loan due 2005 – 2007	US$	153.4	168.6
Secured Equipment Loan due 2005 – 2015	CDN$	156.2	158.4
Obligations under capital leases due 2005 – 2022 (6.85% – 7.65% )	US$	335.3	365.6
Obligations under capital leases due 2006 (7.88% – 10.93% )	CDN$	0.9	1.4
Bank loan payable on demand due 2010 (5.883%)	CDN$	4.3	4.0
Other	US$	0.4	0.6

		3,304.8	3,309.8
Perpetual 4 % Consolidated Debenture Stock	US$	36.8	40.2
Perpetual 4 % Consolidated Debenture Stock	GBP£	9.4	12.8

		3,351.0	3,362.8
Less: Long-term debt maturing within one year		275.7	13.9

		$3,075.3	$3,348.9

At December 31, 2004, long-term debt denominated in U.S. dollars was CDN$2,345.2 million (2003 – CDN$2,351.2 million).

Interest on each of the following instruments is paid semi-annually: 6.250 % Notes and 7.125 % Debentures on April 15 and October 15; 9.450 % Debentures on February 1 and August 1; and 5.750 % Debentures on March 15 and September 15 of each year. All of these Notes and Debentures are unsecured but carry a negative pledge.

The 5.41 % Senior Secured Notes due 2024 are secured by specific locomotive units with a carrying value at December 31, 2004, of $204.9 million. Equal blended semi-annual payments of principal and interest are made on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.

The 7.20 % Medium Term Notes due 2005 are unsecured but carry a negative pledge. Interest is paid semi-annually in arrears on June 28 and December 28 of each year.

The 4.90 % Medium Term Notes due 2010 are unsecured but carry a negative pledge. Interest is paid semi-annually in arrears on June 15 and December 15 of each year.

2004 Annual Report	61

The 6.91 % Secured Equipment Notes are full recourse obligations of the Company secured by a first charge on specific locomotive units with a carrying value at December 31, 2004, of $212.3 million. The Company made semi-annual payments of interest in the amount of $8.1 million on April 1 and October 1 of each year, up to and including October 1, 2004. Thereafter, the Company will pay on April 1 and October 1 of each year, commencing April 1, 2005, up to and including October 1, 2024, equal blended semi-annual payments of principal and interest of $10.9 million.

The 7.49 % Equipment Trust Certificates are secured by specific locomotive units with a carrying value at December 31, 2004, of $160.8 million. Semi-annual interest payments of US$4.5 million are made on January 15 and July 15 of each year, up to and including January 15, 2005. Thereafter, semi-annual payments will vary in amount and will be interest-only payments or blended principal and interest payments. Final payment of principal is due January 15, 2021.

The Secured Equipment Loan due 2005-2007 is secured by specific units of rolling stock with a carrying value at December 31, 2004, of $195.5 million. The interest rate is floating and is calculated based on a blend of one-month and three-month average LIBOR plus a spread (2004 – 1.99%; 2003 – 1.95%). The Company makes blended payments of principal and interest quarterly on February 20, May 20, August 20 and November 20 of each year.

The Secured Equipment Loan due 2005-2015 is secured by specific locomotive units with a carrying value at December 31, 2004, of $173.9 million. The interest rate is floating and is calculated based on a six-month average CDOR (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2004 – 3.22%; 2003 – 3.56%). The Company makes blended payments of principal and interest semi-annually on February 1 and August 1 of each year.

The bank loan payable on demand matures in 2010 and carries an interest rate of 5.883%. The amount of the loan at December 31, 2004, was $163.8 million (2003 – $154.5 million). The Company has offset against this loan a financial asset of $159.6 million (2003 – $150.5 million) with the same financial institution.

The Consolidated Debenture Stock, created by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

Annual maturities and sinking fund requirements, excluding those pertaining to capital leases, for each of the five years following 2004 are (in millions): 2005 – $271.0; 2006 – $19.4; 2007 – $166.4; 2008 – $19.0; 2009 – $20.0.

62	2004 Annual Report

At December 31, 2004, capital lease obligations included in long-term debt were as follows:

(in millions)	Year	Capital leases

Minimum lease payments in:	2005	$28.5
	2006	29.7
	2007	30.9
	2008	30.9
	2009	32.3
	Thereafter	445.4

Total minimum lease payments		597.7
Less: Imputed interest		261.5

Present value of minimum lease payments		336.2
Less: Current portion		4.7

Long-term portion of capital lease obligations		$331.5

The carrying value of the assets securing the capital lease obligations was $313.4 million at December 31, 2004.

15.  FINANCIAL INSTRUMENTS

Foreign Exchange Forward Contracts

Exposure to changes arising from fluctuations in the exchange rate between Canadian and U.S. dollars on future revenue streams has been managed by selling or purchasing forward U.S. dollars at fixed rates in future periods, which are accounted for as cash flow hedges. At December 31, 2004, the Company had contracts to sell approximately US$98.3 million in 2005 and 2006 at exchange rates ranging from 1.1985 to 1.2048 (2003 – nil). At December 31, 2004, the unrealized gain on foreign exchange forward contracts was CDN$0.2 million (2003 – CDN$nil).

In 2004, CPR designated US$70.0 million of short-term investments as a hedge of the Company’s firm commitment to purchase 41 locomotives in January 2005, which is accounted for as a fair value hedge. At December 31, 2004, the unrealized loss on this hedge was CDN$1.1 million.

Commodity Contracts

Exposure to fluctuations in fuel prices has been managed by selling or purchasing crude oil futures. At December 31, 2004, the Company had entered into futures contracts, which are accounted for as cash flow hedges, to purchase approximately 3,764,000 barrels (2003 – 2,951,000 barrels) over the 2005-to-2009 period at average annual prices ranging from US$30.51 to US$38.19 per barrel (2003 – US$20.83 to US$24.65 over the 2004-to-2008 period). At December 31, 2004, the unrealized gain on crude oil futures was CDN$32.0 million (2003 – CDN$26.8 million). The Company from time to time uses foreign exchange forward contracts to manage the risk caused by foreign exchange variability on fuel purchases and commodity hedges. The Company enters into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel. At December 31, 2004, the Company had entered into forward contracts totalling US$146.6 million over the 2005-to-2009 period at exchange rates ranging from 1.2226 to 1.3008, which are accounted for as cash flow hedges. At December 31, 2004, the unrealized loss on these forward contracts was CDN$8.8 million.

2004 Annual Report	63

Interest Rate Contracts

At December 31, 2003, the Company had outstanding cross-currency interest rate swap agreements, which were accounted for as a hedge, for a nominal amount of CDN$105.0 million. These swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 4.90 % Medium Term Notes. At December 31, 2003, the unrealized gain on these cross-currency interest rate swap agreements was CDN$2.2 million. Effective January 1, 2004, in connection with the implementation of AcG 13 “Hedging Relationships”, the Company determined that these swap agreements no longer qualified for hedge accounting (see Note 2). The unrealized gain of CDN$2.2 million was recorded in “Deferred Liabilities” on the Consolidated Balance Sheet and is being amortized to “Other Charges” over the remaining seven-year term of the originally designated hedged item. In addition, net swap income based on settlements of the swaps during 2004 was recorded in “Other Charges”. In July 2004, the Company terminated these agreements and realized a loss of CDN$2.2 million that was recorded in “Other Charges”.

At December 31, 2004, the Company had outstanding interest rate swap agreements, accounted for as a fair value hedge, for a nominal amount of US$200.0 million (2003 – US$150.0 million). The swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250 % Notes. At December 31, 2004, the unrealized gain on these interest rate swap agreements was CDN$8.8 million (2003 – CDN$8.4 million).

The following table discloses the terms of the swap agreements at December 31, 2004:

Expiration	October 15, 2011
Notional amount of principal (in CDN$ millions)	$240.4
Fixed receiving rate	6.250%
Variable paying rate (1)	3.2%

(1) Based on U.S. three-month LIBOR.

In 2004, the Company entered into agreements that have established the borrowing rate on US$200.0 million of long-term debt, expected to be issued in the first half of 2005. Unrealized gains on this arrangement, which is accounted for as a cash flow hedge, were CDN$1.8 million at December 31, 2004. The unrealized gains are expected to be amortized over the life of related debt issuance.

During 2004, the Company recorded losses of CDN$2.0 million on six treasury rate locks totalling US$124.0 million to fix the benchmark rate on the 5.41 % US$145.0-million Senior Secured Notes offering issued in March 2004. These losses are amortized over the 20-year life of the existing financing.

During 2003, the Company recorded a $23.3-million loss paid to settle interest rate locks on CDN$200.0 million of long-term debt. The interest rate locks were accounted for as a cash flow hedge and are being amortized over the seven-year life of the 4.90 % Medium Term Notes. In addition, the Company recorded a $9.4-million gain on settlement of interest rate locks on US$214.0 million of long-term debt. These interest rate locks were accounted for as a cash flow hedge and are being amortized over the 30-year life of the 5.750 % Debentures.

Credit Risk Management

The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments. However, the Company does not anticipate such non-performance because dealings have been with counterparties of high credit quality. In addition, the Company believes there are no significant concentrations of credit risk.

64	2004 Annual Report

Interest Rate Exposure and Fair Values

The Company’s exposure to interest rate risk along with the total carrying amounts and fair values of its financial instruments are summarized in the following tables:

2004		Fixed interest rate maturing in
	At floating		2006	2010	Total carrying
(in millions)	interest rates	2005	to 2009	and after	value	Fair value

Financial assets
Cash and short-term investments	$353.0	$–	$–	$–	$353.0	$353.0

Financial liabilities
6.250 % Notes	–	–	–	480.8	480.8	530.0
7.125 % Debentures	–	–	–	420.7	420.7	501.7
9.450 % Debentures	–	–	–	300.5	300.5	419.9
5.750 % Debentures	–	–	–	300.5	300.5	306.5
7.20 % Medium Term Notes due 2005	–	250.0	–	–	250.0	255.3
4.90 % Medium Term Notes due 2010	–	–	–	350.0	350.0	359.6
5.41 % Senior Secured Notes due 2024	–	3.5	16.1	153.0	172.6	180.5
6.91 % Secured Equipment Notes	–	5.7	27.1	202.2	235.0	270.4
7.49 % Equipment Trust Certificates	–	2.1	13.3	128.8	144.2	177.2
Secured Equipment Loan due 2007	153.4	–	–	–	153.4	153.4
Secured Equipment Loan due 2015	156.2	–	–	–	156.2	156.2
4 % Consolidated Debenture Stock	–	–	–	46.2	46.2	38.3
Obligations under capital leases	–	4.7	31.7	299.8	336.2	396.9
Bank loan payable on demand	–	4.3	–	–	4.3	4.3
Other	–	0.2	0.2	–	0.4	0.4
Foreign exchange forward contracts on future revenue streams	–	–	–	–	–	(0.2)
Crude oil futures	–	–	–	–	–	32.0
Foreign exchange forward contracts on fuel	–	–	–	–	–	(8.8)
Interest rate swaps	240.4	–	–	(240.4)	–	8.8
Interest rate locks	–	–	–	–	–	1.8

Total financial liabilities					$3,351.0	$3,784.2

2004 Annual Report	65

2003		Fixed interest rate maturing in
	At floating		2005	2009	Total carrying
(in millions)	interest rates	2004	to 2008	and after	value	Fair value

Financial assets
Cash and short-term investments	$134.7	$–	$–	$–	$134.7	$134.7

Financial liabilities
6.250 % Notes	–	–	–	518.6	518.6	557.9
7.125 % Debentures	–	–	–	453.8	453.8	540.3
9.450 % Debentures	–	–	–	324.1	324.1	442.3
5.750 % Debentures	–	–	–	324.1	324.1	303.1
7.20 % Medium Term Notes due 2005	–	–	250.0	–	250.0	264.8
4.90 % Medium Term Notes due 2010	–	–	–	350.0	350.0	349.3
6.91 % Secured Equipment Notes	–	–	25.3	209.7	235.0	264.7
7.49 % Equipment Trust Certificates	–	–	12.5	143.1	155.6	215.5
Secured Equipment Loan due 2007	168.6	–	–	–	168.6	168.6
Secured Equipment Loan due 2015	158.4	–	–	–	158.4	158.4
4 % Consolidated Debenture Stock	–	–	–	53.0	53.0	42.6
Obligations under capital leases	–	4.4	29.8	332.8	367.0	452.8
Bank loan payable on demand	–	4.0	–	–	4.0	4.0
Other	–	0.2	0.4	–	0.6	0.6
Crude oil futures	–	–	–	–	–	26.8
Interest rate swaps	299.5	–	–	(299.5)	–	10.6
Interest rate locks	–	–	–	–	–	(0.4)

Total financial liabilities					$3,362.8	$3,801.9

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Short-term financial assets and liabilities are valued at their carrying amounts as presented on the Consolidated Balance Sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

•	The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2004 and 2003. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

•	The fair value of derivative instruments is estimated as the unrealized gain or loss calculated based on market prices or rates at December 31, 2004 and 2003, which generally reflects the estimated amounts the Company would receive or pay to terminate the contracts at the applicable Consolidated Balance Sheet date.

66	2004 Annual Report

16.  DEFERRED LIABILITIES

	2004	2003
		(Restated –
(in millions)		see Note 2)

Provision for restructuring and environmental remediation (Note 18)	$448.7	$462.2
Deferred workers’ compensation	177.1	181.3
Accrued employee benefits	151.0	127.6
Asset retirement obligations (Note 17)	32.4	31.6
Fibre optics rights-of-way deferred revenue	48.8	54.7
Other	78.0	48.2

	936.0	905.6
Less: Amount payable/realizable within one year	168.2	202.8

Total deferred liabilities	$767.8	$702.8

Fibre optics rights-of-way deferred revenue is being amortized to income on a straight-line basis over the related lease terms.

17.  ASSET RETIREMENT OBLIGATIONS

The Company recorded two liabilities related to asset retirement obligations (“ARO”) totalling $31.6 million as at January 1, 2004. Prior periods were retroactively restated to be on a comparative basis. The liabilities were discounted at an average rate of 6.25%.

The accretion expense related to these AROs in 2004 was $2.0 million (2003 – $1.9 million), offset by payments made of $1.2 million (2003 – $nil), thereby increasing the ARO liability to $32.4 million at December 31, 2004 (2003 – $31.6 million). Accretion expense is included in “Depreciation and Amortization” on the Statement of Consolidated Income.

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $59.4 million at December 31, 2004 (2003 – $60.7 million), which, when present valued, was $31.4 million at December 31, 2004 (2003 – $30.7 million). The payments are expected to be made in the 2005-2054 period.

The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2004, was $13.9 million (2003 – $13.2 million), which, when present valued, was $1.0 million at December 31, 2004 (2003 – $0.9 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is estimated to be in 40 years.

2004 Annual Report	67

18.  RESTRUCTURING ACCRUAL AND ENVIRONMENTAL REMEDIATION

At December 31, 2004, the provision for restructuring and environmental remediation was $448.7 million (2003 – $462.2 million). The restructuring provision was primarily for labour liabilities for restructuring plans, including those discussed in “Special Charge for Labour Restructuring and Asset Impairment” (see Note 4). Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites as well as a special charge taken in 2004 related to a specific property (see Note 3).

Set out below is a reconciliation of CPR’s liabilities associated with its restructuring and environmental remediation programs:

					Foreign	Closing
	Opening balance			Amortization	exchange	balance
(in millions)	Jan. 1, 2004	Accrued (1)	Payments	of discount (2)	impact	Dec. 31, 2004

Labour liability for terminations and severances	$358.2	(36.4)	(62.2)	16.2	(6.1)	$269.7
Other non-labour liabilities for exit plans	9.2	0.9	(3.3)	0.4	(1.1)	6.1

Total restructuring liability	367.4	(35.5)	(65.5)	16.6	(7.2)	275.8

Environmental remediation program	94.8	101.0	(23.3)	–	0.4	172.9

Total restructuring and environmental remediation liability	$462.2	65.5	(88.8)	16.6	(6.8)	$448.7

(1) In 2004, CPR reversed a $19.0-million labour liability accrued in 2003 (see Note 4) and recorded additional net reductions of $16.5 million for previously accrued labour and non-labour initiatives due mainly to experience gains on cost of terminations. In addition, the Company recorded a $90.9-million charge (see Note 3), which included an increase in the environmental remediation program liability of $85.7 million, an increase in non-labour liabilities of $0.7 million (included in the $16.5 million noted above) and a reduction in “Other Assets and Deferred Charges” of $4.5 million. The environmental remediation program liability was further increased by $15.3 million for various other environmental sites included in the multi-year soil remediation program.
(2) Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

					Foreign	Closing
	Opening balance			Amortization	exchange	balance
(in millions)	Jan. 1, 2003	Accrued (1)	Payments	of discount (2)	impact	Dec. 31, 2003

Labour liability for terminations and severances	$313.0	126.5	(78.4)	12.5	(15.4)	$358.2
Other non-labour liabilities for exit plans	13.3	1.9	(8.4)	0.5	1.9	9.2

Total restructuring liability	326.3	128.4	(86.8)	13.0	(13.5)	367.4

Environmental remediation program	115.5	5.5	(20.2)	–	(6.0)	94.8

Total restructuring and environmental remediation liability	$441.8	133.9	(107.0)	13.0	(19.5)	$462.2

(1) In 2003, the $133.9-million increase in the accrual was due to new restructuring provisions totalling $127.3 million (see Note 4) as well as a further net increase of $1.1 million in the restructuring liability. The environmental remediation liability also increased by $5.5 million as the accruals were adjusted for sites included in the multi-year soil remediation program.
(2) Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

68	2004 Annual Report

19.  SHAREHOLDERS’ EQUITY

Authorized and Issued Share Capital

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2004, no Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

	2004		2003
(in millions)	Number	Amount	Number	Amount

Balance, January 1	158.7	$1,118.1	158.5	$1,116.1
Common Shares issued under stock option plans	0.1	2.5	0.2	2.0

Balance, December 31	158.8	$1,120.6	158.7	$1,118.1

Contributed Surplus

During 2004, the Company recorded $5.8 million (2003 – $3.5 million) in stock compensation expense to contributed surplus.

Foreign Currency Translation Adjustments

Included in equity are the following cumulative foreign currency translation adjustments:

	2004	2003
		(Restated –
(in millions)		see Note 2)

Balance, January 1	$88.0	$127.7
Change in foreign currency translation rates on foreign subsidiaries	(50.6)	(194.0)

Balance, December 31, before designated hedge	37.4	(66.3)
Designated hedge, net of tax	39.6	154.3

Balance, December 31, including designated hedge	$77.0	$88.0

For the year ended December 31, 2004, the Company recorded future income taxes of $8.7 million on the designated hedge (2003 – $34.6 million).

2004 Annual Report	69

20.  PENSIONS AND OTHER BENEFITS

The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of not less than the minimum amounts required by federal pension supervisory authorities.

Other benefits include post-retirement health and life insurance for pensioners, and post-employment workers’ compensation benefits, which are based on Company-specific claims.

At December 31, the elements of defined benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
(in millions)	2004	2003	2002	2004	2003	2002

Current service cost (benefits earned by employees in the year)	$71.7	$64.4	$61.7	$13.0	$15.3	$14.6
Interest cost on benefit obligation	400.0	395.0	387.1	27.5	26.7	25.6
Actual return on fund assets	(610.9)	(604.7)	95.6	(1.1)	–	–
Actuarial loss	168.1	403.7	23.8	18.8	19.6	42.8
Plan amendments	–	14.2	(4.5)	1.6	(2.6)	(5.1)

Elements of employee future benefit cost before adjustments to recognize the long-term nature of employee future benefit costs	28.9	272.6	563.7	59.8	59.0	77.9
Adjustments to recognize the long-term nature of employee future benefit costs:
Amortization of transitional (asset) obligation	(16.2)	(15.6)	(15.6)	12.8	13.4	13.4
Difference between expected return and actual return on fund assets	129.9	156.1	(545.6)	–	–	–
Difference between actuarial loss recognized and actual actuarial loss on benefit obligation	(128.6)	(399.5)	(23.5)	(15.4)	(21.9)	(42.0)
Difference between amortization of prior service costs and actual plan amendments	11.1	(4.4)	16.3	(1.6)	2.6	5.1

Net benefit cost	$25.1	$9.2	$(4.7)	$55.6	$53.1	$54.4

70	2004 Annual Report

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions)	2004	2003	2004	2003

Change in benefit obligation:
Benefit obligation at January 1	$6,525.3	$5,993.1	$450.4	$423.8
Current service cost	71.7	64.4	13.0	15.3
Interest cost	400.0	395.0	27.5	26.7
Employee contributions	45.7	47.3	–	–
Benefits paid	(372.5)	(361.5)	(32.2)	(32.7)
Foreign currency changes	(11.3)	(30.9)	(5.4)	(16.9)
Plan amendments	–	14.2	1.6	(2.6)
Change in provincial Workers’ Compensation Board account	–	–	(4.3)	17.2
Actuarial loss	168.1	403.7	18.8	19.6

Benefit obligation at December 31	$6,827.0	$6,525.3	$469.4	$450.4

Change in fund assets:
Fair value of fund assets at January 1	$5,771.6	$5,129.6	$17.2	$–
Actual return on fund assets	610.9	604.7	1.1	–
Employer contributions	175.7	371.8	30.3	32.7
Employee contributions	45.7	47.3	–	–
Benefits paid	(372.5)	(361.5)	(32.2)	(32.7)
Change in provincial Workers’ Compensation Board account	–	–	(4.3)	17.2
Foreign currency changes	(8.7)	(20.3)	–	–

Fair value of fund assets at December 31	$6,222.7	$5,771.6	$12.1	$17.2

Funded status – plan deficit	$(604.3)	$(753.7)	$(457.3)	$(433.2)
Unamortized prior service cost	100.1	111.2	1.6	–
Unamortized net transitional (asset) obligation	(128.9)	(145.1)	104.3	117.1
Unamortized experience losses:
Deferred investment losses due to use of market-related value to determine net benefit cost	135.1	358.0	–	–
Unamortized net actuarial loss	1,338.6 (1)	1,119.7 (1)	103.0	89.5

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$840.6	$690.1	$(248.4)	$(226.6)

(1) The amount by which these losses exceed the 10 % corridor (representing 10 % of the benefit obligation) was equal to $655.9 million at December 31, 2004 (2003 – $467.2 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). In 2004, $39.5 million was amortized and included in the net benefit cost (2003 – $4.2 million).

2004 Annual Report	71

The accrued benefit asset (liability) is included on the Company’s Consolidated Balance Sheet as follows:

	Pensions		Other benefits
(in millions)	2004	2003	2004	2003

Accounts receivable	$4.5	$–	$–	$–
Other assets and deferred charges	838.3	693.9	–	–
Accounts payable and accrued liabilities	(0.3)	(0.3)	(18.7)	(24.8)
Other long-term liabilities	(1.9)	(3.5)	(229.7)	(201.8)

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$840.6	$690.1	$(248.4)	$(226.6)

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31 (November 30 for U.S. plans). The most recent actuarial valuations for pension funding purposes were performed as at January 1, 2004. The next actuarial valuations for pension funding purposes will be performed as at January 1, 2005.

Included in the benefit obligation and fair value of fund assets at year end were the following amounts in respect of plans where the benefit obligation exceeded the fund assets:

	Pensions		Other benefits
(in millions)	2004	2003	2004	2003

Benefit obligation	$(6,827.0)	$(6,525.3)	$(469.4)	$(450.4)
Fair value of fund assets	6,222.7	5,771.6	12.1	17.2

	$(604.3)	$(753.7)	$(457.3)	$(433.2)

Actuarial assumptions used were approximately:

(percentage)	2004		2003		2002

Benefit obligation at December 31:
Discount rate	6.00		6.25		6.75
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.50	(1)	9.00	(2)	6.90	(2)
Benefit cost for year ended December 31:
Discount rate	6.25		6.75		6.75
Expected rate of return on fund assets	8.00		8.00		8.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	9.00	(1)	6.90	(2)	7.50	(2)

(1) The health care cost trend rate is projected to decrease by 0.5 % per year to approximately 4.5 % per year in 2012.
(2) For these prior periods or measurement dates, the health care cost trend rate was projected to decrease by 0.6 % per year to approximately 4.5 % per year in 2007.

72	2004 Annual Report

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One percentage	One percentage
(in millions)	point increase	point decrease

Effect on the total of service and interest costs (1)	$(1.4)	$1.3
Effect on post-retirement benefit obligation (1)	$(14.2)	$14.0

(1) Favourable (unfavourable).

Plan Assets

The Company’s pension plan asset allocation at December 31, 2004 and 2003, and the current weighted average permissible range for each major asset class were as follows:

	Current permissible	Percentage of plan assets at December 31
Asset allocation (percentage)	range	2004	2003

Equity securities	51 – 57	55.1	54.2
Debt securities	37 – 43	40.7	41.2
Real estate and other	4 – 8	4.2	4.6

Total		100.0	100.0

The Company’s investment strategy is to achieve a long-term (five- to 10-year period) real rate of return of 5.5%, net of all fees and expenses. The Company’s best estimate of long-term inflation of 2.5 % yields a long-term nominal target of 8.0%, net of all fees and expenses. In identifying the above asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes as well as the relationships of their returns with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying asset represented by financial derivatives is limited to 20 % of the market value of the fund.

At December 31, 2004, fund assets consisted primarily of listed stocks and bonds, including 335,300 CPRL Common Shares (2003 – 285,000) at a market value of $13.8 million (2003 – $10.4 million) and 6.91 % Secured Equipment Notes issued by CPRL at par value of $4.3 million (2003 – $1.4 million) and at market value of $4.9 million (2003 – $1.5 million).

Cash Flows

In 2004, the Company contributed $173.8 million to its registered pension plans, including $2.9 million to the defined contribution plan. In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $33.8 million with respect to supplemental pension plan benefits and other benefits.

Defined Contribution Plan

Canadian non-unionized employees have the option to participate in the DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2004, the net cost of this plan, which generally equals the employer’s required contribution, was $2.9 million (2003 – $3.1 million).

2004 Annual Report	73

Post-employment Restructuring Benefits

The Company accrues post-employment labour liabilities as part of its restructuring accruals (see Note 18) that are discounted at rates of 4.75 % and 6.75%. The labour portion of the Company’s accrued restructuring liability was as follows:

(in millions)	2004	2003

Change in liability:
Restructuring labour liability at January 1	$297.3	$239.7
Plan adjustment	(17.4)	124.0
Settlement gain	(19.0)	–
Interest cost	17.1	14.7
Benefits paid	(52.2)	(68.4)
Foreign currency changes	(6.1)	(12.7)

Restructuring labour liability at December 31	219.7	297.3

Unfunded restructuring labour amount	(219.7)	(297.3)
Unamortized net transitional amount	(50.0)	(60.9)

Accrued restructuring labour liability on the Consolidated Balance Sheet	$(269.7)	$(358.2)

21.  STOCK-BASED COMPENSATION

At December 31, 2004, the Company had several stock-based compensation plans, including a stock option plan, tandem SARs, a DSU plan and an employee stock savings plan. These plans resulted in a compensation cost in 2004 of $25.0 million (2003 – $15.8 million; 2002 – $7.4 million).

Replacement Options and SARs

Due to the reorganization of CPL in October 2001, all CPL employees who held CPL options at the date of the spin-off received in exchange for their CPL options fully-vested replacement options and SARs in the spun-off companies, according to the reorganization ratio used for Common Shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spun-off companies based on a formula using the weighted average trading price of the spun-off companies for their first 10 days of trading.

By agreement between CPRL and its former affiliates, the difference between the strike price and the exercise price of SARs of the former affiliates held by CPRL employees is recognized as an expense by CPRL. The difference between the strike price and the exercise price of CPRL SARs held by employees of the former affiliates is recovered from the former affiliates.

SARs are attached to 50 % of the options and there is a one-to-one cancellation ratio between those options and SARs.

Stock Option Plans and SARs

Under the Company’s stock option plans, options are granted to eligible employees and all Directors to purchase Common Shares of the Company at a price equal to the market value of the shares at the grant date. In the fourth quarter of 2003, the Company prospectively adopted the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Beginning in 2003, compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the dates of grant, as determined by the Black-Scholes option pricing model. Options granted between January 1 and December 31, 2002, are not recorded at fair value and, as such, no compensation expense has been recorded for these options. Additional fair value disclosure on these options is included in “Additional Fair Value Disclosure”.

74	2004 Annual Report

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

At December 31, 2004, there were 3,213,843 (2003 – 4,870,699; 2002 – 6,373,659) Common Shares available for the granting of future options under the stock option plans, out of the 11,500,000 Common Shares currently authorized.

With the granting of options, employees may be simultaneously granted SARs equivalent to one-half the number of regular options granted. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the SAR over the related option exercise price. On an ongoing basis, a liability for SARs is accrued on the incremental change in the market value of the underlying stock and amortized to income over the vesting period. SARs may be exercised no earlier than two years and no later than 10 years after the grant date.

Where an option granted is a tandem award, the holder can choose to exercise an option or a SAR of equal intrinsic value.

The following is a summary of the Company’s fixed stock option plan as of December 31:

	2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,226,674	$28.20	4,873,791	$26.61
New options granted	1,741,400	32.50	1,649,580	31.48
Exercised	(131,450)	19.33	(150,077)	13.45
Forfeited/cancelled	(83,494)	28.63	(144,210)	27.69
Expired	(1,050)	9.83	(2,410)	10.20

Outstanding, December 31	7,752,080	$29.32	6,226,674	$28.20

Options exercisable at December 31	1,422,398	$24.60	908,209	$20.96

At December 31, 2004, the details of the stock options outstanding were as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
	Number of	average years	average	Number of	average
Range of exercise prices	options	to expiration	exercise price	options	exercise price

$11.11 – $14.61	322,163	4	$14.01	322,163	$14.01
$15.61 – $18.96	146,152	3	$16.84	146,152	$16.84
$27.62 – $36.64	7,283,765	8	$30.24	954,083	$29.37

Total	7,752,080	7	$29.32	1,422,398	$24.60

2004 Annual Report	75

Deferred Share Unit Plan

The Company established the DSU plan as a means to compensate and assist in attaining share ownership targets set for certain key employees and Directors. A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a Common Share at the redemption date. DSUs vest over various periods of up to 36 months and are only redeemable for a specified period after employment is terminated.

Key employees may choose to receive DSUs in lieu of cash payments for certain incentive programs. In addition, when acquiring Common Shares to meet share ownership targets, key employees may be granted a matching number of DSUs up to 33 % of the shares and DSUs acquired during the first six months after becoming eligible under the plan and, thereafter, up to 25%. Key employees have five years to meet their ownership targets.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. At December 31, 2004, there were 291,693 (2003 – 238,690) DSUs outstanding. In 2004, 11,355 (2003 – 8,594) DSUs were redeemed.

Employee Share Purchase Plan

In October 2001, the Company created an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period. Under the plan, the Company matches $1 for every $3 contributed by employees at any time. All employees have the opportunity to participate in the program to a maximum of 6 % of annual salary.

The Company contributed $1,000 (US$650) for the first $1,000 contributed by each employee who enrolled in the plan prior to December 31, 2001.

At December 31, 2004, there were 10,289 (2003 – 9,072; 2002 – 9,746) participants in the plan. The total number of shares purchased in 2004 on behalf of participants, including the Company contribution, was 349,236 (2003 – 652,040; 2002 – 1,023,624) shares. In 2004, the Company’s contributions totalled $6.8 million (2003 – $6.7 million; 2002 – $11.3 million).

Additional Fair Value Disclosure

The issuance or exercise of stock options authorized by CPR’s stock compensation plan between January 1 and December 31, 2002, does not result in a charge to income when the exercise price equals the market price of the stock on the grant date, while an expense for SARs is recognized over the vesting period on the incremental change in the market value of the underlying stock between reporting periods. Had CPR used the fair value method, the fair value of options granted would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		2004	2003	2002
			(Restated -	(Restated -
			see Note 2)	see Note 2)

Net income (in millions)	As reported	$413.0	$401.3	$487.5
	Pro forma	$411.0	$399.2	$484.5
Basic earnings per share (in dollars)	As reported	$2.60	$2.53	$3.08
	Pro forma	$2.59	$2.52	$3.06
Diluted earnings per share (in dollars)	As reported	$2.60	$2.52	$3.06
	Pro forma	$2.58	$2.51	$3.04

76	2004 Annual Report

Under the fair value method, the fair value of options at the grant date was $9.5 million for options issued in 2004 (2003 – $9.5 million) and the pro forma value at the grant date was $8.4 million for options issued in 2002. The weighted average fair value assumptions were approximately:

	2004	2003	2002

Expected option life (years)	4.50	4.41	4.41
Risk-free interest rate	4.15%	4.14%	4.45%
Expected stock price volatility	28%	30%	30%
Expected annual dividends per share	$0.50	$0.50	$0.51
Weighted average fair value of options granted during the year	$8.04	$8.49	$7.88

22.  COMMITMENTS AND CONTINGENCIES

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2004, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

In the fourth quarter of 2004, CPR recorded a charge for environmental remediation at a specific property (see Note 3). The estimated cost of remediation may change as new information becomes available or new developments occur.

At December 31, 2004, the Company had committed to future capital expenditures amounting to $577.3 million for years 2005 to 2018.

At December 31, 2004, the Company had a committed unused line of credit of $545.0 million available for short-term and long-term financing, repayable five years after signing and prepayable at the Company’s option. The interest rate varies based on bank prime, Bankers’ Acceptances or the London InterBank Offered Rate.

Minimum payments under operating leases were estimated at $633.8 million in aggregate, with annual payments in each of the five years following 2004 of (in millions): 2005 – $146.7; 2006 – $123.2; 2007 – $92.7; 2008 – $69.4; 2009 – $43.0.

Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

•	residual value guarantees on operating lease commitments of $218.9 million at December 31, 2004;

•	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

•	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to pay other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2004, these accruals amounted to $8.3 million (2003 – $9.0 million).

2004 Annual Report	77

Indemnifications

Pursuant to a trust and custodial services agreement between the Company and the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims, liabilities, etc., arising prior to the termination or expiry. At December 31, 2004, the Company had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.

Pursuant to the bylaws of CPRL, all current and former Directors and Officers of the Company are indemnified by the Company. CPR carries a directors and officers liability insurance policy subject to a maximum coverage limit and certain deductibles in cases where a Director or Officer is reimbursed by CPR for any loss covered by the policy.

23.  SEGMENTED INFORMATION

Operating Segment

The Company operates in only one operating segment: rail transportation. The financial information presented at this level is used by management for decision making.

At December 31, 2004, one customer comprised 11.7 % of total revenues. At December 31, 2004, accounts receivable from this customer represented 12.4 % of CPR’s total accounts receivable. At December 31, 2003 and 2002, no customer’s revenues were greater than 10 % of total revenues.

Geographic Information

(in millions)	Canada	United States	Total

2004
Revenues	$2,926.7	$976.2	$3,902.9
Net properties	$6,832.8	$1,560.7	$8,393.5
2003
Revenues	$2,683.9	$976.8	$3,660.7
Net properties (Restated – see Note 2)	$6,603.6	$1,616.0	$8,219.6
2002
Revenues	$2,607.5	$1,058.1	$3,665.6
Net properties (Restated – see Note 2)	$6,150.9	$2,001.9	$8,152.8

The Company’s accounts have been adjusted to reflect an accounting basis that is more comparable with that employed by other Class 1 railways in North America. The railway’s principal subsidiaries present unconsolidated financial statements in accordance with generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency in Canada and the Surface Transportation Board in the United States.

The condensed income statement and balance sheet information, which follows, is for the Canadian operations and has been prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency in Canada. The changes required to consolidate the Canadian operations are identified as consolidating entries with the exception of amounts adjusting current assets and liabilities, which are eliminations of inter-company balances between countries.

78	2004 Annual Report

Consolidating Information – 2004

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,923.6	$976.2	$–	$3.1	$3,902.9
Operating expenses	2,449.2	876.0	0.2	(139.1)	3,186.3

Operating income (loss)	474.4	100.2	(0.2)	142.2	716.6
Interest and other charges	225.7	38.8	(14.1)	4.3	254.7
Foreign exchange (gain) loss on long-term debt	(114.1)	–	31.7	(12.0)	(94.4)
Income taxes	97.0	19.8	0.7	25.8	143.3

Net income (loss)	$265.8	$41.6	$(18.5)	$124.1	$413.0

Current assets	$848.1	$205.0	$5.1	$(66.2)	$992.0
Net properties	5,182.0	1,552.5	–	1,659.0	8,393.5
Other long-term assets	1,060.1	81.1	403.4	(430.3)	1,114.3

Total assets	$7,090.2	$1,838.6	$408.5	$1,162.5	$10,499.8

Current liabilities	$1,065.7	$278.7	$9.5	$(65.7)	$1,288.2
Long-term liabilities	4,122.6	1,025.9	–	80.7	5,229.2
Shareholders’ equity	1,901.9	534.0	399.0	1,147.5	3,982.4

Total liabilities and shareholders’ equity	$7,090.2	$1,838.6	$408.5	$1,162.5	$10,499.8

Consolidating Information – 2003 (Restated – see Note 2)

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,681.0	$976.8	$–	$2.9	$3,660.7
Operating expenses	2,374.3	943.4	–	(142.6)	3,175.1

Operating income	306.7	33.4	–	145.5	485.6
Interest and other charges	225.9	26.5	(4.6)	4.4	252.2
Foreign exchange (gain) loss on long-term debt	(208.2)	(31.5)	52.6	(22.4)	(209.5)
Income taxes	(14.9)	(15.7)	0.1	72.1	41.6

Net income (loss)	$303.9	$54.1	$(48.1)	$91.4	$401.3

Current assets	$606.6	$221.3	$3.2	$(106.9)	$724.2
Net properties	5,105.1	1,567.0	–	1,547.5	8,219.6
Other long-term assets	926.3	91.8	–	(5.2)	1,012.9

Total assets	$6,638.0	$1,880.1	$3.2	$1,435.4	$9,956.7

Current liabilities	$756.7	$304.1	$(0.7)	$(105.5)	$954.6
Long-term liabilities	4,260.1	609.2	(1.1)	479.3	5,347.5
Shareholders’ equity	1,621.2	966.8	5.0	1,061.6	3,654.6

Total liabilities and shareholders’ equity	$6,638.0	$1,880.1	$3.2	$1,435.4	$9,956.7

2004 Annual Report	79

Consolidating Information – 2002 (Restated – see Note 2)

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,607.5	$1,058.1	$–	$–	$3,665.6
Operating expenses	2,078.8	887.5	–	(144.7)	2,821.6

Operating income	528.7	170.6	–	144.7	844.0
Interest and other charges	240.7	29.8	(6.5)	–	264.0
Foreign exchange (gain) loss on long-term debt	(15.5)	–	2.1	–	(13.4)
Income taxes	18.3	42.3	0.2	45.1	105.9

Net income	$285.2	$98.5	$4.2	$99.6	$487.5

Current assets	$663.1	$310.2	$2.0	$(66.0)	$909.3
Net properties	4,991.8	1,959.7	–	1,201.3	8,152.8
Other long-term assets	520.0	82.1	0.1	–	602.2

Total assets	$6,174.9	$2,352.0	$2.1	$1,135.3	$9,664.3

Current liabilities	$1,242.0	$325.1	$(0.6)	$(68.7)	$1,497.8
Long-term liabilities	3,835.0	734.3	(1.3)	230.2	4,798.2
Shareholders’ equity	1,097.9	1,292.6	4.0	973.8	3,368.3

Total liabilities and shareholders’ equity	$6,174.9	$2,352.0	$2.1	$1,135.3	$9,664.3

24. RECLASSIFICATION

Certain prior years’ figures have been reclassified to conform with the presentation adopted for 2004.

25. SUPPLEMENTARY DATA

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with GAAP in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s Statement of Consolidated Income and Consolidated Balance Sheet. Certain additional disclosures required under U.S. GAAP have not been provided, as permitted by the Securities and Exchange Commission.

Accounting for Derivative Instruments and Hedging

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline No.13 “Hedging Relationships” (“AcG 13”), which harmonizes the documentation standards for financial instruments and hedging with U.S. GAAP. Under both Canadian and U.S. GAAP, gains or losses are included in the income statement when the hedged transaction occurs. However, under U.S. GAAP, the ineffective portion of a hedging derivative is immediately recognized in income and changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in income along with adjustments to the hedged item. Under Canadian GAAP, derivative instruments that qualify as hedges are not recorded on the balance sheet. Under U.S. GAAP, all derivative instruments are recognized on the balance sheet at fair value. Gains and losses on derivatives meeting hedge accounting requirements are deferred and recognized when the hedged transaction occurs.

80	2004 Annual Report

Pensions and Post-retirement Benefits

The CICA Section 3461 “Employee Future Benefits” requires amortization of net actuarial gains and losses only if the unamortized portion of these gains and losses exceeds 10 % of the greater of the benefit obligation and the market-related value of the plan assets (“the corridor”). This harmonizes the Canadian GAAP treatment with U.S. Financial Accounting Standards Board (“FASB”) Statement No. 87 “Employers’ Accounting for Pensions” (“FASB 87”) and FASB Statement No. 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” (“FASB 106”).

Prior to January 1, 2000, all actuarial gains and losses were amortized under Canadian GAAP. Upon transition to the CICA Section 3461 effective January 1, 2000, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized to income over approximately 12 years. This created a difference compared with U.S. GAAP in 2004, 2003 and 2002, under which prior service costs continued to be amortized over the expected average remaining service period and all other net gains accumulated prior to January 1, 2000, fell within the corridor. In 2004, the difference was reduced due to amortization of losses outside the corridor for Canadian GAAP (see Note 20).

Post-employment Benefits

Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the new policy requires amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 “Employers’ Accounting for Post-employment Benefits” (“FASB 112”), such gains and losses are included immediately in income.

Termination and Severance Benefits

Termination and severance benefits are also covered by the CICA Section 3461 and the CICA Accounting Standard, Emerging Issues Committee 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and is being amortized to income. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

Stock-based Compensation

Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL corporate reorganization (see Note 21), CPL underwent an equity restructuring, which resulted in replacement options in new CPRL stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP does not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value. Concurrently, the Company elected to adopt the fair value option under FASB Statement No. 123 “Accounting for Stock-based Compensation” (“FASB 123”).

Internal Use Software

Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, certain costs, including preliminary project phase costs, are required to be expensed as incurred. These costs are capitalized under Canadian GAAP.

2004 Annual Report	81

Capitalization of Interest

The Company expenses interest related to capital projects undertaken during the year. FASB Statement No. 34 “Capitalization of Interest Cost” (“FASB 34”) requires these interest costs to be capitalized.

Income Taxes

Effective January 1, 2000, the Company adopted retroactively without restatement the CICA Section 3465 “Future Income Taxes”. This policy, which requires the use of the liability method, is effectively identical to FASB Statement No. 109 “Accounting for Income Taxes” (“FASB 109”), thus eliminating prior-year differences. Canadian GAAP requires the use of substantively enacted tax rates for the calculation of future income taxes, whereas under FASB 109 only enacted tax rates can be used. In the period 2000 to 2002, reduced income tax rates were substantively enacted in Canada, for which, under U.S. GAAP, the benefit could not be recognized until the rate changes were enacted. In 2003, the tax rates in Canada were enacted, eliminating any tax rate difference between Canadian and U.S. GAAP.

Comprehensive Income

FASB Statement No. 130 “Reporting Comprehensive Income” (“FASB 130”) requires disclosure of the change in equity from transactions and other events related to non-owner sources during the period. Canadian GAAP does not require similar presentation. In 2004 and the comparative periods presented, other comprehensive income arose from foreign currency translation on the net investment in self-sustaining foreign subsidiaries, foreign currency translation related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, minimum pension liability and derivative instrument adjustments.

Assets Purchased Through Conditional Sales Agreements

The Company acquired rail cars through lease agreements, which included conditional sales agreements and a put option to sell the assets to a third party in the future. Under Canadian GAAP prior to 2003, this transaction met the accounting guidelines for an operating lease and had been accounted for as such. Under U.S. GAAP, FASB Statement No. 13 “Accounting for Leases” (“FASB 13”) states that conditional sales agreements must be accounted for as capital leases.

Effective April 1, 2003, the Company early adopted on a prospective basis the CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG 15”), which harmonizes with FASB Interpretation No. 46 “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51” (“FIN 46”). Under AcG 15, when the majority equity owner of a VIE holds an equity ownership representing less than 10 % of the total assets of the VIE, the primary beneficiary of the VIE is required to consolidate the VIE. The Company has one VIE, which holds rail cars previously acquired through a conditional sales agreement, of which it is the primary beneficiary, thus meeting the criteria for consolidation. There is no difference in treatment between U.S. GAAP and Canadian GAAP after April 1, 2003.

Impairment or Disposal of Long-lived Assets

On January 1, 2002, the Company adopted FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“FASB 144”). FASB 144 supersedes FASB Statement No. 121 “Accounting for the Impairment of Long-lived Assets to be Disposed of” (“FASB 121”). FASB 144 applies to all long-lived assets and, consequently, amends Accounting Principles Board Opinion No. 30 “Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The CICA Section 3063 “Impairment of Long-lived Assets”, which is effective for fiscal years beginning on or after April 1, 2003, harmonized the Canadian treatment with the FASB standard. The Company prospectively adopted the CICA Section 3063 in 2003.

82	2004 Annual Report

Additional Minimum Pension Liability

Under Canadian GAAP, there is no requirement to set up a minimum pension liability based on an annual funding test. In accordance with FASB Statement No. 87 “Employers’ Accounting for Pensions” (“FASB 87”), an additional minimum pension liability is required for underfunded plans representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. The increase in liabilities is charged directly to shareholders’ equity, net of related deferred income taxes.

Offsetting Contracts

FASB Financial Interpretation No. 39 “Offsetting of Amounts Relating to Certain Contracts” (“FIN 39”) does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into a contract with a financial institution. Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are set off against each other.

Asset Retirement Obligations

In June 2001, FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations” (“FASB 143”), which requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset’s useful life. FASB 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted FASB 143 effective January 1, 2003, under U.S. GAAP. The CICA Section 3110 “Asset Retirement Obligations”, which was adopted effective January 1, 2004, harmonized with FASB 143, except that, on adoption, prior years were retroactively restated for Canadian GAAP, whereas a cumulative catchup adjustment was recorded for U.S. GAAP.

Future Accounting Changes

In December 2004, FASB issued a revision to Statement No. 123 “Accounting for Stock-based Compensation” (“FAS 123R”). FAS 123R requires use of an option-pricing model to fair value, at the grant date, stock options issued to employees. This will harmonize with CICA Accounting Standard 3870 “Stock-based Compensation and Other Stock-based Payments”, which CPR prospectively adopted in January 2003. There is no impact on CPR of adopting FAS 123R because CPR elected to adopt the fair value option under FASB Statement No. 123 “Accounting for Stock-based Compensation” concurrently with the adoption of Section 3870 in January 2003.

Statement of Cash Flows

There are no material differences in the Statement of Consolidated Cash Flows under U.S. GAAP, except that “Cash used in investing activities” and “Cash from financing activities” would have been $150.5 million higher in 2003 due to the U.S. and Canadian GAAP difference for offsetting contracts arising from FIN 39 described in “Offsetting Contracts”.

2004 Annual Report	83

Comparative Income Statement

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

	2004	2003	2002
		(Restated –	(Restated –
(in millions)		see Note 2)	see Note 2)

Net income – Canadian GAAP	$413.0	$401.3	$487.5
Increased (decreased) by:
Pension costs	(0.3)	(44.2)	(44.8)
Post-retirement benefits	8.6	8.6	8.3
Post-employment benefits	(0.3)	(6.2)	(0.5)
Termination and severance benefits	(9.1)	(10.3)	(14.7)
Internal use software – additions	(6.4)	(9.9)	(9.9)
Internal use software – depreciation	5.4	4.4	3.5
Conditional sales agreements	–	0.8	(1.1)
Asset retirement obligations	–	–	12.5
Stock-based compensation	(1.8)	(4.2)	(6.2)
(Loss) gain on ineffective portion of hedges	(16.1)	25.4	–
Capitalized interest – additions	4.2	5.1	5.7
Capitalized interest – depreciation	(3.7)	(3.6)	(3.5)
Future (deferred) income tax recovery on the above items	6.7	14.2	18.8

Income, before cumulative catch-up adjustment – U.S. GAAP	400.2	381.4	455.6
Cumulative catch-up adjustment on adoption of FASB 143, net of tax	–	(23.5)	–

Net income – U.S. GAAP	$400.2	$357.9	$455.6
Other comprehensive income:
Unrealized foreign exchange (loss) gain on net investment in self-sustaining U.S. subsidiaries	(50.6)	(188.6)	(8.3)
Unrealized foreign exchange gain on designated net investment hedge (net of tax)	40.3	147.2	8.3
Other changes in foreign currency translation adjustment	–	–	(3.2)
Minimum pension liability adjustment	20.8	(177.7)	(394.0)
Change in fair value of derivative instruments	39.5	13.6	25.9
Gain on derivative instruments realized in net income	(26.0)	(4.2)	–
Future (deferred) income tax (expense) recovery on the above items	(22.6)	55.4	149.0

Comprehensive income	$401.6	$203.6	$233.3

Earnings per share – U.S. GAAP
Basic earnings per share	$2.52	$2.26	$2.87

Diluted earnings per share	$2.51	$2.25	$2.86

Basic earnings per share, before cumulative catch-up adjustment	$2.52	$2.41	$2.87

Diluted earnings per share, before cumulative catch-up adjustment	$2.51	$2.40	$2.86

84	2004 Annual Report

A summary of operating income resulting from Canadian and U.S. GAAP differences is as follows:

	2004	2003	2002
		(Restated –	(Restated –
(in millions)		see Note 2)	see Note 2)

Operating income
Canadian GAAP	$716.6	$485.6	$844.0
U.S. GAAP	$697.1	$419.9	$795.8

The differences between U.S. and Canadian GAAP operating income are itemized in the comparative net income reconciliation, excluding the effect of future income taxes.

2004 Annual Report	85

Consolidated Balance Sheet

Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

	2004	2003
		(Restated –
(in millions)		see Note 2)

Assets
Long-term assets
Properties
Capitalized interest	$149.7	$149.2
Internal use software	(45.4)	(44.4)
Other assets and deferred charges
Pension	(213.5)	(213.2)
Minimum pension liability adjustment	(443.2)	(262.7)
Long-term receivable (FIN 39)	159.6	150.5
Derivative instruments	42.9	–

Total assets	$(349.9)	$(220.6)

Liabilities and shareholders’ equity
Long-term liabilities
Deferred liabilities
Termination and severance benefits	$(36.6)	$(45.7)
Post-retirement benefit liability	52.5	61.1
Post-employment benefit liability	19.1	18.8
Minimum pension liability adjustment	125.5	326.8
Derivative instruments	7.0	(37.0)
Long-term debt
Marked-to-market hedged portion of debt	8.8	8.4
Bank loan (FIN 39)	159.6	150.5
Future (deferred) income tax liability	(201.1)	(217.4)

Total liabilities	134.8	265.5
Shareholders’ equity
Share capital
Stock-based compensation	8.9	7.2
Contributed surplus
Stock-based compensation	12.3	12.2
Foreign currency translation adjustments	(77.0)	(88.0)
Retained income	(98.4)	(85.6)
Accumulated other comprehensive income
Foreign currency translation adjustments	15.9	26.2
Minimum pension liability adjustment	(361.6)	(364.5)
Derivative instruments (FASB 133)	15.2	6.4

Total liabilities and shareholders’ equity	$(349.9)	$(220.6)

86	2004 Annual Report

five-year summary

(in millions)	2004	2003(1)	2002(1)	2001(1)	2000(1)

Income Statement
Revenues
Freight
Grain	$668.2	$644.4	$631.4	$749.3	$755.2
Coal	530.3	444.0	442.5	474.1	387.8
Sulphur and fertilizers	460.0	417.4	401.3	380.7	425.8
Forest products	322.0	328.8	360.3	354.4	365.9
Industrial products	430.2	400.4	422.1	430.7	438.1
Intermodal	1,029.6	940.1	881.9	803.6	781.9
Automotive	288.5	304.2	332.4	303.9	305.4

	3,728.8	3,479.3	3,471.9	3,496.7	3,460.1
Other (2) (4)	174.1	181.4	193.7	201.9	195.0

Total revenues (2) (4)	3,902.9	3,660.7	3,665.6	3,698.6	3,655.1
Operating expenses
Compensation and benefits	1,259.6	1,163.9	1,143.4	1,133.0	1,157.0
Fuel	440.0	393.6	358.3	403.5	409.8
Materials	178.5	179.2	168.7	182.5	215.3
Equipment rents	218.5	238.5	255.4	275.0	267.0
Depreciation	407.1	372.3	340.2	326.4	298.9
Purchased services and other	610.7	583.6	555.6	550.1	472.4

Total operating expenses, before other specified items (2) (4)	3,114.4	2,931.1	2,821.6	2,870.5	2,820.4

Operating income, before other specified items (2) (4)	788.5	729.6	844.0	828.1	834.7
Other charges, before foreign exchange gains and losses on long-term debt and other specified items (2) (3) (4)	36.1	33.5	21.8	26.4	21.0
Interest expense	218.6	218.7	242.2	209.6	167.0
Income tax expense, before foreign exchange gains and losses on long-term debt and income tax on other specified items (2) (3) (4)	172.4	147.3	181.2	223.3	242.4

Income, before foreign exchange gains and losses on long-term debt and other specified items (2) (3) (4)	361.4	330.1	398.8	368.8	404.3

Foreign exchange gain (loss) on long-term debt (net of income tax) (3)	94.4	224.4	16.7	(48.2)	(39.2)
Other specified items (net of income tax) (2)	(42.8)	(153.2)	72.0	40.4	131.7

Net income	$413.0	$401.3	$487.5	$361.0	$496.8

2004 Annual Report	87

(1) Restated. Effective January 1, 2004, CPR adopted retroactively with restatement the Canadian Institute of Chartered Accountants’ new accounting standard for asset retirement obligations.
(2) Before other specified items as follows: For 2004, a $19.0-million reversal of a labour restructuring liability ($12.4 million after tax) and a $90.9-million special charge for environmental remediation ($55.2 million after tax); for 2003, a $215.1-million special charge for labour restructuring and asset impairment ($141.4 million after tax), $28.9 million for a loss on transfer of assets to an outsourcing firm ($18.4 million after tax), a $59.3-million favourable adjustment related to the revaluation of future income taxes, and an unfavourable impact of $52.7 million for an increase in future income taxes resulting from the repeal of previously legislated income tax reductions; for 2002, $72.0 million in income tax recoveries associated with a favourable court ruling related to prior years’ taxes; for 2001, $24.5 million ($13.9 million after tax) in spin-off related and incentive compensation charges, $17.2 million ($9.7 million after tax) in bridge financing fees related to the spin-off, and $64.0 million in income tax rate recoveries; and for 2000, $131.7 million in income tax recoveries associated with a decrease in Canadian federal income tax rates.
(3) Before foreign exchange gain (loss) on long-term debt as follows: For 2004, a $94.4-million ($94.4 million after tax) foreign exchange gain on long-term debt; for 2003, a $209.5-million ($224.4 million after tax) foreign exchange gain on long-term debt; for 2002, a $13.4-million ($16.7 million after tax) foreign exchange gain on long-term debt; for 2001, a $58.2-million ($48.2 million after tax) foreign exchange loss on long-term debt; and for 2000, a $32.1-million ($39.2 million after tax) foreign exchange loss on long-term debt.
(4) These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. CPR’s results, before foreign exchange gains and losses on long-term debt and other specified items as defined in this summary, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding other specified items, the results better reflect ongoing operations at CPR.

shareholder information

COMMON SHARE MARKET PRICES

	2004		2003
Toronto Stock Exchange (Canadian dollars)	High	Low	High	Low

First Quarter	37.55	30.32	33.49	27.98
Second Quarter	33.10	29.36	33.58	29.78
Third Quarter	34.22	31.60	34.70	30.20
Fourth Quarter	41.55	32.45	38.65	31.92

Year	41.55	29.36	38.65	27.98

New York Stock Exchange (U.S. dollars)	High	Low	High	Low

First Quarter	29.13	22.65	21.68		18.98
Second Quarter	25.17	21.40	24.37		20.99
Third Quarter	26.25	23.83	25.11		21.96
Fourth Quarter	34.50	25.58	29.25		23.74

Year	34.50	21.40	29.25		18.98

Number of registered shareholders at year end					20,433
Market prices at year end
Toronto Stock Exchange				CDN$	41.10
New York Stock Exchange				US$	34.41

88	2004 Annual Report

SHAREHOLDER ADMINISTRATION

Common Shares

Computershare Trust Company of Canada, with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company of New York serves as co-transfer agent and co-registrar for the Common Shares in New York.

For information concerning dividends, lost share certificates and estate transfers, or for address and share registration changes, please contact the transfer agent and registrar toll-free within North America by phone at 1-877-427-7245 or fax at 1-866-249-7775; outside of North America by phone at 1-514-982-7555 or fax at 1-416-263-9524; by e-mail at service@computershare.com; or by writing to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario Canada M5J 2Y1

4 % CONSOLIDATED DEBENTURE STOCK

Inquiries with respect to the Canadian Pacific Railway 4 % Consolidated Debenture Stock should be directed as follows:

for stock denominated in U.S. Currency – The Bank of New York at 1-212-815-5213
or by e-mail at spertsev@bankofny.com;
and
for stock denominated in pounds sterling – BNY Trust Company of Canada at 1-416-933-8504 or by e-mail at mredway@bankofny.com.

MARKET FOR SECURITIES

The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto and New York stock exchanges. The Debenture Stock is listed on the London Stock Exchange (sterling) and on the New York Stock Exchange (U.S. currency).

TRADING SYMBOL

Common Shares – CP

DUPLICATE ANNUAL REPORTS

While every effort is made to avoid duplication, some Canadian Pacific Railway Limited registered shareholders may receive multiple copies of shareholder information, such as this Annual Report. Registered shareholders who wish to consolidate any duplicate accounts that are registered in the same name are requested to write to Computershare Trust Company of Canada.

DIRECT DEPOSIT OF DIVIDENDS

Registered shareholders are offered the option of having their Canadian and U.S. dollar dividends deposited directly into their personal bank accounts in Canada and the United States on the dividend payment dates. Shareholders may obtain a direct deposit enrolment form from Computershare Trust Company of Canada.

2004 Annual Report	89

CORPORATE GOVERNANCE

Canadian Pacific Railway’s Board of Directors and its management are committed to a high standard of corporate governance. They believe effective corporate governance calls for the establishment of processes and structures that contribute to the sound direction and management of the Corporation’s business, with a view to enhancing shareholder value.

A detailed description of CPR’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2005 Annual and Special Meeting of Shareholders.

GOVERNANCE LISTING STANDARDS

There are no significant differences between the corporate governance practices of Canadian Pacific Railway Limited or its wholly-owned subsidiary, Canadian Pacific Railway Company, and those set forth in the corporate governance listing standards (“Listing Standards”) of the New York Stock Exchange (“NYSE”).

PRESIDENT AND CHIEF EXECUTIVE OFFICER CERTIFICATION REGARDING COMPLIANCE WITH NYSE LISTING STANDARDS

The President and Chief Executive Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company has provided to the NYSE, at the time and in the format required by the NYSE, a certificate indicating that he is not aware of any violation by Canadian Pacific Railway Limited and Canadian Pacific Railway Company of the NYSE’s Listing Standards. In addition, the certifications of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company required by Section 302 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission (“SEC”) thereunder, have been filed with the SEC as an exhibit to the Annual Report of Canadian Pacific Railway Limited and Canadian Pacific Railway Company on Form 40-F.

90	2004 Annual Report

DIRECTORS & COMMITTEES

Stephen E. Bachand (1) (2) (4)
Retired President and Chief Executive Officer
Canadian Tire Corporation, Limited
Ponte Vedra Beach, Florida

John E. Cleghorn, O.C., F.C.A. (1) (2) (5)
Chairman
SNC-Lavalin Group Inc.
Toronto, Ontario

Tim W. Faithfull (2) (3) (4)
Retired President and Chief Executive Officer
Shell Canada Limited
Oxford, England

James E. Newall, O.C. (2)
Chairman
Canadian Pacific Railway Limited, and
NOVA Chemicals Corporation
Calgary, Alberta

Dr. James R. Nininger (2) (3) (4)
Retired President and Chief Executive Officer
The Conference Board of Canada
Ottawa, Ontario

Madeleine Paquin (1) (2) (3)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec

Michael E.J. Phelps, O.C. (2) (3) (4)
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia

Roger Phillips, O.C. (1) (2) (5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

Robert J. Ritchie
President and Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta

Michael W. Wright (1) (2) (4)
Retired Chairman of the Board and Chief Executive Officer
SUPERVALU INC.
Longboat Key, Florida

(1) Audit, Finance and Risk Management Committee
(2) Corporate Governance and Nominating Committee
(3) Environmental and Safety Committee
(4) Management Resources and Compensation Committee
(5) Pension Trust Fund Committee
(6) Management Executive Committee of Canadian Pacific Railway

SENIOR OFFICERS OF THE COMPANY

James E. Newall, O.C.
Chairman of the Board
Calgary, Alberta

Robert J. Ritchie (6)
President and Chief Executive Officer
Calgary, Alberta

Fred Green (6)
Executive Vice-President and Chief Operating Officer
Calgary, Alberta

Michael T. Waites (6)
Executive Vice-President and Chief Financial Officer,
   Chief Executive Officer U.S. Network
Municipal District of Rockyview, Alberta

Allen H. Borak (6)
Vice-President, Information Services
Calgary, Alberta

Paul Clark (6)
Vice-President, Communications and Public Affairs
Calgary, Alberta

Neal Foot (6)
Senior Vice-President, Operations
Calgary, Alberta

Paul A. Guthrie (6)
Vice-President, Law
Municipal District of Rockyview, Alberta

R. Andrew Shields (6)
Vice-President, Human Resources and Industrial Relations
Calgary, Alberta

Marcella M. Szel (6)
Senior Vice-President, Bulk Commodities
   and Government Affairs
Calgary, Alberta

W. Paul Bell
Vice-President, Investor Relations
Calgary, Alberta

J. Joseph Doolan
Vice-President and Treasurer
Municipal District of Rockyview, Alberta

Brian Grassby
Vice-President and Comptroller
Calgary, Alberta

Robert V. Horte
Corporate Secretary
Calgary, Alberta

2004 Annual Report	91

glossary of terms

Carloads revenue-generating shipments of containers, trailers and freight cars

CBP U.S. Customs and Border Protection

CBSA Canada Border Services Agency

CICA Canadian Institute of Chartered Accountants

CICA AcG Canadian Institute of Chartered Accountants Accounting Guidelines

Company, CPRL Canadian Pacific Railway Limited

CPR CPRL and its subsidiaries

C-TPAT CBP’s Customs-Trade Partnership Against Terrorism program

D&H Delaware and Hudson Railway Company, Inc., a wholly-owned indirect U.S. subsidiary of CPRL

DSOP CPRL’s Directors’ Stock Option Plan

EPS earnings per share

FOA Final Offer Arbitration pursuant to the provisions of the Canada Transportation Act

Foreign Exchange the value of the Canadian dollar relative to the U.S. dollar

FX on LTD foreign exchange gains and losses on long-term debt

GAAP Canadian generally accepted accounting principles

GTMs or gross ton-miles the movement of total train weight over a distance of one mile (total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives)

IOP CPR’s Integrated Operating Plan, the foundation for scheduled railway operations

LIBOR London Interbank Offered Rate

MD&A CPRL’s 2004 Management’s Discussion and Analysis

MSOIP CPRL’s Management Stock Option Incentive Plan

Operating Ratio the ratio of total operating expenses to total revenues

PIP CBSA’s Partners in Protection program

RTMs or revenue ton-miles the movement of one revenue-producing ton of freight over a distance of one mile

Soo Line Soo Line Railroad Company, a wholly-owned indirect U.S. subsidiary of CPRL

STB U.S. Surface Transportation Board

VACIS Vehicle and Cargo Inspection System installed at U.S.-Canada border crossings

WCB Workers’ Compensation Board

WTI West Texas Intermediate, a commonly used index for the price of a barrel of crude oil

92	2004 Annual Report

CPR is in a solid position and poised for an even better future. This is an exciting time for shippers, employees and shareholders.

We have a dynamic and robust bulk commodity franchise feeding into export position for Asia off the West Coast. We are increasing the profitability of our fast-growing intermodal franchise, leveraging CPR’s transcontinental reach and lines feeding into the Chicago hub from West and East coast ports. Our network of cross-border gateways and reload partners offer significant upside in CPR’s merchandise business.

CPR is reshaping its business lines. Service is improving, rail operations are becoming more fluid and productivity is climbing while demand continues to grow. As a result, CPR is commanding value for its service and increasing margins, and will drive more of its growth to the bottom line.

Bulk grain, coal, sulphur and
fertilizers for overseas and North
American markets

CPR has a strong portfolio of western-based bulk commodities, and commodity markets are healthy, with some showing unprecedented growth. We are continuing to strengthen our position as the low-cost bulk carrier, employing a highly efficient business model that contributes to overall network fluidity to generate room for more growth. Our formula includes:

•	Operating every train at maximum capacity and using higher capacity freight cars

•	Matching customer infrastructure and operations capacity to track capacity based on siding lengths

•	Powering up trains in winter using innovative approaches such as tail-end locomotives that enable CPR to run long, heavy trains even in adverse weather

•	Focusing the efforts of a new Grain Shipment Management Team on the elevator-to-port pipeline for improved fluidity, better equipment utilization and reduced empty car miles

•	Entering into co-production agreements and alliances with other railways that allow CPR to add more cars to each train across gateways

•	Making targeted infrastructure investments to expand capacity for continued growth

Intermodal consumer goods
shipped in containers that can
move by train, truck and ship

Business is divided evenly between domestic and import-export intermodal. CPR has virtually reinvented its intermodal product through initiatives such as MaxStax, generating major gains in productivity and greater fluidity. Our initiatives include:

•	Acquiring a new fleet of high-capacity double-stack freight cars

•	Using remote-control locomotives at mid-train or tail end to run long trains, regardless of terrain and weather

•	Extending sidings to accommodate long trains

•	Employing a West Coast container capacity allocation system to reduce demand volatility and balance import- export flows for improved fluidity

•	Redeploying assets to higher-margin markets from under-performing regional markets

•	Converting the truck trailer business to more efficient containers, which can be double-stacked

•	Co-locating customer distribution facilities with major intermodal terminals

•	Revising pricing strategies to reflect high demand in a tight-capacity market

•	A new Centralized Operations Group to maintain best practices across all facets of the intermodal business, maximize fluidity in terminals and enhance service

Merchandise forest, industrial
and automotive products that
move from and to many locations

CPR has modernized its fleet of merchandise freight equipment. Our focus now is on improving the fluidity of these assets and reducing costs by redesigning the business using elements of CPR’s successful bulk and intermodal models. Our new merchandise initiative, called MaxFlow, involves:

•	Simplifying the collection-and-delivery system, making greater use of road-rail reload facilities and reconfiguring shipments at customer locations to improve freight car turnaround and service consistency

•	Developing multi-reload facility ‘villages’

•	Operating longer, heavier trains to move more freight per train

•	Expanding CPR’s seamless alliances with other railways

•	Creating a centralized pricing team for fast response to new business opportunities

•	Targeting growth and pricing to reflect the value of network capacity

Areas of growth on CPR's western corridor in 2004

Edmonton
Vancouver
15 %
10 %
18 %
Saskatoon
Calgary
Kingsgate
Moose Jaw

Primary traffic categories by CPR corridor

- **western corridor:** grain, coal, sulphur, potash, forest and industrial products, intermodal
- **central corridor:** grain, coal, forest and industrial products, automotive, intermodal
- **southern corridor:** Canadian fertilizers, grain, industrial products, intermodal, U.S. agricultural products, coal
- **eastern corridor:** intermodal, automotive, forest and industrial products, roll-on/roll-off truck trailer service
- CPR route
- connections with major U.S. railways

Edmonton
North Vancouver
Vancouver
New Westminster
Golden
Huntingdon
Calgary
Saskatoon
Seattle
Medicine Hat
Regina
Kingsgate
Lethbridge
Coutts
Moose Jaw
Portland
WESTERN CORRIDOR
N. Portal
Portage La Prairie
Winnipeg
Minot
Emerson
Dryden
Thief River Falls
CENTRAL CORRIDOR
Thunder Bay
Quebec
Sudbury
Duluth/Superior
Glenwood
Montreal
Smiths Falls
SOUTHERN CORRIDOR
Minneapolis
St. Paul
EASTERN CORRIDOR
San Francisco
Guelph Jct.
Toronto
Albany
Buffalo
Binghamton
Boston
Milwaukee
Detroit
Windsor
Scranton
Sunbury
New York/Newark
Chicago
Allentown
Harrisburg
Philadelphia
Denver
Baltimore
Washington D.C.
Indianapolis
Kansas City
St. Louis
Louisville
Los Angeles
Santa Fe
San Diego
Phoenix
Mexicali
Atlanta
Dallas
Nogales
El Paso
Presidios
San Antonio
Austin
Baton Rouge
Chihuahua
Eagle Pass
Houston
New Orleans
Laredo
Orlando
Tampa
Monterrey
Brownsville
Miami
Torreón
Guadalajara
Manzanillo
Mexico City
Puebla
Veracruz
Lázaro Cárdenas
Coatzacoalcos

2005 Annual and Special Meeting of Shareholders

The Annual and Special Meeting of Shareholders will be held on Thursday, May 5, 2005, at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, at 9 a.m. Mountain Time.

Shareholder Services

Shareholders who have inquiries or wish to obtain copies of the Corporation’s Annual Information Form may contact Shareholder Services at 1-866-861-4289 or 1-403-319-7538, or by e-mail at shareholder@cpr.ca, or by writing to:
Shareholder Services, Office of the Corporate Secretary,
Canadian Pacific Railway, Suite 920, Gulf Canada Square,
401 – 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4

Investor Relations

Financial information, including Canadian Pacific Railway’s Corporate Profile and Fact Book, is available on CPR’s Website at www.cpr.ca, or by e-mail at investor@cpr.ca, or by contacting: Paul Bell, Vice-President, Investor Relations,
Canadian Pacific Railway, Suite 500, Gulf Canada Square,
401 – 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4

Communications and Public Affairs

Paul Clark, Vice-President, Communications and Public Affairs, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4

Si vous désirez vous procurer la version française du présent rapport, veuillez vous adresser au : Vice-président exécutif et chef des services financiers, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta T2P 4Z4